CONFIDENTIAL TREATMENT REQUESTED BY THE REGISTRANT

As confidentially submitted to the Securities and Exchange Commission on January 26, 2016

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Yintech Investment Holdings Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	6200 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

12th Floor, Block B, Zhenhua Enterprise Plaza
No. 3261 Dongfang Road, Pudong District
Shanghai, 200125
People's Republic of China
+86-21-2028-9009
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

[Name of Agent for Service]
[Street name]
[City][Postal Code]
[Telephone Number, including area code]
(Name, address, including zip code, and telephone number,
including area code, of Agent for Service)

Copies to:
Li He, Esq. Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chao Yang District, Beijing 10004 People's Republic of China +86 10 8567 5000	David Zhang, Esq. Benjamin Su, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3761 3300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee

Ordinary shares, par value US$0.00001 per share(1)	US$	US$

(1)
American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6 (Registration No. 333-                        ). Each American depositary share represents                        ordinary shares.

(2)
Includes ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purposes of sales outside the United States. Also includes ordinary shares represented by American depositary shares that are issuable upon the exercise of the underwriters' over-allotment option to purchase additional ADSs.

(3)
Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. [Neither we nor the selling shareholders] may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED                             , 2016

American Depositary Shares

Yintech Investment Holdings Limited

Representing                              Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of Yintech Investment Holdings Limited. We are offering                             ADSs. [The selling shareholders identified in this prospectus are offering an additional                             ADSs.] Each ADS represents                             ordinary shares, par value US$0.00001 per share. [We will not receive any proceeds from the ADSs sold by the selling shareholders.]

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price per ADSs will be between US$                             and US$                             . We intend to apply to list the ADSs on the [New York Stock Exchange, or NYSE/NASDAQ Global Market, or NASDAQ], under the symbol "                             ."

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, and Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Upon the completion of this offering,                             ordinary shares of our company will be issued and outstanding, assuming that the underwriters do not exercise their over-allotment option to purchase additional ADSs. Each ordinary share will be entitled to one vote on all matters subject to shareholder vote.

Investing in the ADSs involves risks. See "Risk Factors" beginning on page 13 of this prospectus.

	PER ADS	TOTAL
Initial public offering price	US$	US$
Underwriting discount and commissions(1)	US$	US$
Proceeds, before expenses, to the Issuer	US$	US$
[Proceeds, before expenses, to the selling shareholders]	US$	US$

(1)
See "Underwriting" for additional disclosure regarding underwriting compensation payable by us.

We have granted the underwriters the right to purchase up to an aggregate of                             additional ADSs at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars on                             , 2016.

Jefferies

Prospectus dated                             , 2016

[Page intentionally left blank for graphics]

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ADS.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who came into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

Until                             , 2016 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions

i

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus, including the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes, before deciding whether to invest in our ADSs.

Our Business

We are the largest online provider of spot commodity trading services in China by customer trading volume in 2014, according to Euromonitor. We currently facilitate the trading by individual customers of silver, gold and other precious metals and commodities on three leading exchanges in China, namely the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, which were the No. 1, No. 2 and No. 4 spot commodity exchanges in China in terms of trading volume in 2014, respectively. We have been the largest service provider by customer trading volume on the Tianjin Precious Metals Exchange since 2012, and the largest service provider on the Guangdong Precious Metals Exchange since October 2015. We commenced our operation on the Shanghai Gold Exchange in November 2015 and our customer trading volume has been growing rapidly since then.

Online spot commodity trading recently emerged as an alternative investment product in China, with aggregate trading volume growing at a CAGR of 33.7% from 2011 to 2014 and reaching RMB20.6 trillion (US$3.2 trillion) in 2014. We believe such growth is largely attributable to the distinctive features of online spot commodity trading. Its deposit-based leverage trading method offers relatively high volatility trading opportunities which appeal to a group of individual investors. Compared with other leveraged trading products such as futures, spot commodity trading enjoys the following benefits: (i) its underlying assets, primarily silver and gold, are more familiar to individual investors, (ii) the spot commodity contract is less complex, and (iii) its trading hours are longer and continuous. Compared with China's commodity futures markets, which had an aggregate trading volume of RMB128.0 trillion (US$20.1 trillion) in 2014, the spot commodity market is still small and we believe it has strong growth potential.

We focus on premier customers and currently require each customer to deposit at least RMB100,000 (US$15,734) for account activation. Based on our experience, the total invested amount of a customer is often significantly higher. We believe this strategy helps us focus our resources on providing better services and build a base of customers with greater sophistication and risk tolerance, who are more suited to leveraged spot commodity trading. As of September 30, 2015, there were approximately 45,000 customers who had opened and activated accounts with us, among which approximately 19,000 had executed trades during the nine months ended September 30, 2015, with an aggregate trading volume of RMB507.8 billion (US$79.9 billion).

We provide our customers with comprehensive services, including account opening, investor education, market information, research, live discussion boards and real-time customer support. Most services are delivered online through our proprietary client software and call center, and we do not operate physical branches. Our client software provides not only market information and analysis, but also interactive functions including live discussion boards and instant messaging with customer service representatives, which we believe enhance our customers' engagement. Internally, we collect and analyze customer behavior and communications data from our client software, customer relationship management system and the exchanges, which allow us to better understand, attract and serve our customers.

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the three exchanges we operate on, we do not set, quote or influence the trading prices, and cannot access our customers' money. On the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, we are required to serve as counterparty to our customers' trades. We recently entered into a risk and return transfer arrangement to pass the risks and returns associated with such principal positions to a third party fund, which means we do not gain from our customers' losses or lose from their gains. On the Shanghai Gold Exchange, we serve as an agent and do not hold principal positions.

We have achieved substantial growth since our commencement of operation in July 2011. Our revenues increased significantly from RMB629.9 million in 2013 to RMB1,157.8 million (US$182.2 million) in 2014, and from RMB737.0 million for the nine months ended September 30, 2014 to RMB984.3 million (US$154.9 million) for the nine months ended September 30, 2015. We recorded net income of RMB106.8 million, RMB482.0 million (US$75.8 million), RMB253.9 million and RMB354.9 million (US$55.8 million) in 2013, 2014 and the nine months ended September 30, 2014 and 2015, respectively.

Our Industry

Online spot commodity trading has recently emerged as an alternative investment product in China, driven by supportive government measures and the increasing demand for new investment products by Chinese investors. The aggregate volume of online spot commodity trading grew at a CAGR of 33.7% from 2011 to 2014, reaching RMB20.6 trillion (US$3.2 trillion) in 2014, and is expected to grow with a CAGR of 27.3% from 2014 to 2019, according to Euromonitor. In general, Chinese individual investors have demonstrated strong appetite for volatility. Online spot commodity trading is often conducted based on deposits and with a leverage ratio of 5 to 20 times and allows for long and short trading directions. This offers relatively high volatility trading opportunities which appeal to certain Chinese individual investors.

In China, online spot commodity trading is primarily conducted through exchanges. By the end of 2014, there were approximately 400 exchanges for online spot commodity trading in China, which vary in scale and the types of commodities offered for trading. In terms of annual trading volume in 2014, the three exchanges we operate on are among the top five online spot commodity exchanges in China, which in aggregate have a trading volume of RMB11.6 trillion (US$1.8 trillion) in 2014, accounting for 56.5% of the total trading volume of the online spot commodity trading market.

The online spot commodity trading market is highly competitive and fragmented for trading service providers like us. There are over 1,000 active trading service providers that operate on various exchanges nationwide. The commodity exchanges compete against each other for service providers and customers based on factors including reputation, scale, reliability and trading models and rules. The trading service providers compete with each other for customers and trading volumes based on factors including brand, technology, research and customer services.

In 2014, it is estimated that we have a market share of approximately 3.0% in online spot commodity trading by customer trading volume, and there was no other trading service provider in the industry with a market share greater than approximately 2.0%, according to Euromonitor. We believe our proprietary technology platform, our focus on premier customers, our comprehensive customer services and strong brand recognition in the industry, will enable us to compete effectively in the fast evolving online spot commodity trading industry in the PRC.

Our Strengths

We believe that our success to date is largely attributable to the following competitive strengths:

  ▪
  market leader with strong brand recognition;

  ▪
  proprietary technology enabling efficient operation;

  ▪
  comprehensive and interactive customer services;

  ▪
  prudent risk management system; and

  ▪
  experienced management team.

Our Strategies

We strive to build an investment service platform that is highly trusted by individual investors. To achieve this objective, we plan to implement the following strategies:

  ▪
  strengthen our brand and market position;

  ▪
  introduce new investment products;

  ▪
  explore mini-account business;

  ▪
  selectively explore acquisition opportunities; and

  ▪
  continue to attract, cultivate and retain talent.

Our Challenges

To achieve our goals and implement our strategies, we face risks and uncertainties, including the following:

  ▪
  our ability to cope with an evolving regulatory regime of online spot commodity trading industry;

  ▪
  our ability to adapt to changing rules of the exchanges we operate on;

  ▪
  our ability to effectively compete against other trading service providers and new entrants;

  ▪
  our ability to promote and maintain our reputation and brand; and

  ▪
  our ability to manage risks associated with operations and counterparties.

Please refer to "Risk Factors" and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

History and Corporate Structure

We established Tianjin Rong Jin Hui Yin Precious Metal Management Co, Ltd., or Rong Jin Hui Yin, on May 18, 2011 and commenced operation in July 2011. Rong Jin Hui Yin focuses on providing commodity trading and other related services on the Tianjin Precious Metal Exchange. We established Guangdong Jin Xiang Yin Rui Precious Metal Management Co., Ltd., or Jin Xiang Yin Rui, another major PRC subsidiary of ours, on October 24, 2012 and commenced operation on the Guangdong Precious Metals Exchange in August 2013. Its primary focus is to provide commodity trading and other related services on the Guangdong Precious Metals Exchange. We also established a number of other subsidiaries in the PRC to provide technical and other support for our online commodity trading business, and to sell software application and provide supporting services to related parties and third parties.

Our company, Yintech, was incorporated on November 4, 2015 in the Cayman Islands. Yintech acquired all of the ordinary shares of Yintech Enterprise Company Limited (formerly known as Win Yin Gold Investment Company Limited), or Yintech Enterprise, from Win Yin Financial And Information Service Company Limited, or Win Yin Financial, on November 6, 2015 at par value. As a result, Yintech Enterprise's wholly owned PRC subsidiary, Shanghai Qian Zhong Su Investment Management Co., Ltd., or Qian Zhong Su, became Yintech's wholly owned PRC subsidiary. In November 2015, Qian Zhong Su initiated a series of transactions to acquire from our ultimate shareholders, Rong Jin Hui Yin, Jin Xiang Yin Rui and Shanghai Yin Tian Xia Technology Co., Ltd., or Yin Tian Xia Technology, and their subsidiaries, as its wholly owned PRC subsidiaries. The acquisitions were completed on November 18, 2015. On November 16, 2015, Qian Zhong Su acquired from third parties, Guangdong Sheng Ding Precious Metal Management Co., Ltd., or Sheng Ding, which commenced operation on the Guangdong Precious Metals Exchange in October 2015, to further expand our business on that exchange.

In November and December 2015, we established Shanghai Jin Dou Information Technology Co., Ltd., or Jin Dou, and Shanghai Jin Yi Information Technology Co., Ltd., or Jin Yi, respectively, to carry out business on the Shanghai Gold Exchange. We have also established additional BVI and Hong Kong subsidiaries under Yintech as shown in the chart below for future business activities.

The following diagram illustrates our corporate structure, the places of incorporation and the ownership interests of our subsidiaries as of the date of this prospectus.

Corporate Information

Our corporate headquarters is located at 12th Floor, Block B, Zhenhua Enterprise Plaza, No. 3261 Dongfang Road, Pudong District, Shanghai, 200125, China. Our telephone number at this address is +86-21-2028-9009. Our registered office in the Cayman Islands is located at Floor 4, Willow House, Cricket Square, PO Box 2804, Grand Cayman KYI-1112, Cayman Islands. Our agent for service of process in the United States is                             .

Our website can be found at www.98.cn. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

Except where the context otherwise indicates and for the purpose of this prospectus only:

  ▪
  "active account" refers to an account of our customer who conducted at least one trade through us in a given period;

  ▪
  "ADSs" refers to our American depositary shares, each of which represents                              ordinary shares, and "ADRs" refers to the American depositary receipts that evidence our ADSs;

  ▪
  "spread fee" refers to the difference, as set by the exchanges, between customers' buying and selling prices quoted by the exchanges, which can be expressed either as a fixed amount per weight unit or a fixed percentage of the notional transaction value;

  ▪
  "BVI" refers to the British Virgin Islands;

  ▪
  "China" or "PRC" refers to the People's Republic of China, excluding, for purposes of this prospectus, Hong Kong, Macau and Taiwan;

  ▪
  "equity" refers to, with respect to online spot commodity trading, the value of a trading participant's account, which is the net aggregate of its deposits, withdrawals, closed positions and open positions;

  ▪
  "Euromonitor" refers to Euromonitor International Limited;

  ▪
  "hedge" refers to economic hedging transaction we enter into with various counterparties to manage our market risk exposure;

  ▪
  "liquidation" refers to, with respect to online spot commodity trading, the mandatory termination and settlement of a trading participant's positions by the exchanges;

  ▪
  "maximum leverage ratio" refers to, with respect to online spot commodity trading, the maximum ratio set by exchanges for the notional value of a position divided by the deposit required for such a position;

  ▪
  "ordinary shares" or "shares" refers to our ordinary shares, par value US$0.00001 per share;

  ▪
  "our company," "we," "us," "our," or "Yintech" refers to Yintech Investment Holdings Limited, a Cayman Islands company, and except where the context otherwise requires, all of its subsidiaries or where the context refers to any time prior to its incorporation, the business which its predecessors or the predecessors of its present subsidiaries were engaged in and which was subsequently assumed by it;

  ▪
  "principal position" refers to the trading positions we have by serving as counterparty to our customers' trades;

  ▪
  "risk ratio" refers to the real time equity of a member of the exchanges divided by its ending equity of the previous trading day;

  ▪
  "RMB" or "Renminbi" refers to the legal currency of China;

  ▪
  "tradable account" refers to a customer account that has been activated and ready for trading; and

  ▪
  "U.S. dollars," "US$" or "dollars" refers to the legal currency of the United States.

This prospectus contains translations of certain RMB amounts into U.S. dollars at specified rates. For amounts not recorded in our combined financial statements included elsewhere in this prospectus, unless otherwise stated, all translation of financial data has been made at RMB6.3556 to US$1.00, the noon buying rate in effect on September 30, 2015, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On January 15, 2016, the noon buying rate was RMB6.5840 to US$1.00.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs, representing ordinary shares.
Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
The ADSs	Each ADS represents ordinary shares, par value US$0.00001 per share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement, the form of which is filed as an exhibit to the registration statement that includes this prospectus.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.
You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement, as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, the form of which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.
Use of proceeds

We estimate our net proceeds from this offering will be approximately US$                               million (or US$                               million if the underwriters exercise their option to purchase additional ADSs in full), after deducting the underwriting discounts, commissions and

estimated offering expenses payable by us and assuming an initial public offering price per ADS of US$                             , the midpoint of the estimated public offering price range shown on the front cover of this prospectus.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain and attract talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows: (i)  US$           million to promote our brand and services; (ii) US$           million to invest in information technology infrastructure and proprietary software; (iii) US$           million to develop new businesses, including our trading service business on the Shanghai Gold Exchange and trading service for other commodities; and (iv) the remaining amount for other general corporate purposes, including our working capital needs and potential acquisitions.

See "Use of Proceeds" for additional information.
[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up

We, our officers and directors, and all of our shareholders and [certain] option holders have agreed that, for a period of 180 days from the date of this prospectus, will not, without the prior written consent of the underwriters, dispose of or hedge any of our ordinary shares, ADSs, or any securities convertible into or exchangeable for our ordinary shares or ADSs. See "Underwriting" for more information.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of                              ADSs, to our directors, officers, employees and their related persons, and people that have business relationships with us, through a directed share program.

Listing	We intend to have the ADSs listed on the [NYSE/NASDAQ] under the symbol " ." Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2016.
Depositary
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our ADSs.

SUMMARY COMBINED FINANCIAL DATA

As Yintech is a holding company with no substantial operation, these financial statements were prepared as predecessor financial statements by combining all of the operating entities which were subsequently transferred to Yintech in connection with the reorganization that was completed on November 18, 2015. Prior to and following the reorganization, the operating entities are subject to identical ultimate ownership and we present the combined financial statements of the operating entities in a manner similar to pooling of interests. We present below our summary combined financial data for the periods indicated. The following summary combined statements of comprehensive income data for the years ended December 31, 2013 and 2014 and the summary combined balance sheet data as of December 31, 2013 and 2014 have been derived from our audited combined financial statements included elsewhere in this prospectus.

The following summary combined statements of comprehensive income data for the nine months ended September 30, 2014 and 2015 and the summary combined balance sheet data as of September 30, 2015 are derived from our unaudited condensed combined interim financial statements included elsewhere in this prospectus. The unaudited condensed combined interim financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

The summary combined financial data should be read in conjunction with the combined financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The combined financial statements are prepared and presented in accordance with the United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

Combined Statements of Comprehensive Income Data

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
(in thousands, except per share data)	RMB	RMB	US$	RMB	RMB	US$
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Commissions and fees, net	413,258	860,819	135,442	596,783	769,258	121,036
Trading gains/(losses), net	214,861	268,850	42,301	121,573	165,298	26,008
Interest and investment income	365	445	70	121	4,167	656
Other revenues	1,436	27,693	4,357	18,516	45,597	7,174

Total revenue	629,920	1,157,807	182,170	736,993	984,320	154,874

Expenses
Employee compensation and benefits	(82,876)	(214,431)	(33,739)	(137,865)	(279,943)	(44,047)
Advertising and promotion	(256,092)	(285,732)	(44,958)	(236,999)	(167,598)	(26,370)
Research service from a related party	(106,050)	—	—	—	—	—
Information technology and communications	(11,603)	(21,238)	(3,342)	(16,975)	(22,033)	(3,467)
Occupancy and equipment rental	(21,377)	(39,487)	(6,213)	(29,329)	(30,949)	(4,870)
Taxes and surcharges	(5,200)	(18,884)	(2,971)	(10,764)	(16,173)	(2,545)
Other expenses	(34,569)	(58,688)	(9,234)	(25,548)	(36,985)	(5,819)

Total expenses	(517,767)	(638,460)	(100,457)	(457,480)	(553,681)	(87,118)

Income before income taxes	112,153	519,347	81,713	279,513	430,639	67,756
Income taxes	(5,321)	(37,390)	(5,883)	(25,657)	(75,762)	(11,921)

Net income	106,832	481,957	75,830	253,856	354,877	55,835

Earnings per share(1)
Earnings per share, basic	0.11	0.48	0.08	0.25	0.35	0.06
Earnings per share, diluted	0.11	0.48	0.08	0.25	0.34	0.06

(1)
Basic and diluted earnings per share are pro forma data based on the restructuring of capital arrangement as of November 18, 2015 to reflect the issuance of 1,000,000,000 ordinary shares by our company during the reorganization.

Combined Balance Sheet Data

	As of December 31,			As of September 30,
	2013	2014		2015
(in thousands)	RMB	RMB	US$	RMB	US$
			(unaudited)	(unaudited)	(unaudited)
Assets
Cash	109,195	83,534	13,143	268,039	42,174
Derivative assets	20	—	—	5,901	928
Available-for-sale investments	30,000	354,000	55,699	—	—
Deposits with clearing organizations	125,170	234,869	36,955	140,727	22,142
Amount due from related parties	3,516	8,800	1,385	1,101	173
Equipment and leasehold improvements	20,761	23,652	3,722	19,592	3,083
Deferred tax assets	2,088	1,794	282	796	125
Other assets	44,821	56,609	8,906	52,375	8,241

Total assets	335,571	763,258	120,092	488,531	76,866

Liabilities and Equity
Derivative liabilities	10	—	—	21,699	3,414
Amount due to related parties	39,783	—	—	—	—
Income tax payable	5,781	26,582	4,182	43,940	6,914
Accounts payable	30,585	23,156	3,643	10,809	1,701
Accrued employee benefits	20,041	48,530	7,636	60,489	9,517
Other liabilities	31,278	51,804	8,151	25,380	3,993

Total liabilities	127,478	150,072	23,612	162,317	25,539

Shareholders' Equity
Paid-in capital	109,000	125,000	19,667	125,000	19,668
Additional paid-in capital	424	7,560	1,189	30,711	4,831
Retained earnings	98,669	480,626	75,623	170,503	26,828

Total shareholders' equity	208,093	613,186	96,480	326,214	51,327

Total liabilities and shareholders' equity	335,571	763,258	120,092	488,531	76,866

Non-GAAP Financial Measures

To supplement our combined financial statements which are presented in accordance with U.S. GAAP, we use adjusted revenue, adjusted net income and adjusted net income margin as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our core operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our combined results of operations in the same manner as our management and in comparing financial results across accounting periods.

Adjusted revenue represents revenue that excludes (i) amounts paid to related parties under our historical risk sharing agreement, as mentioned in "Related Party Transactions — Transactions with Certain Directors, Shareholders and Affiliates and Key Management Personnel," and (ii) net trading gains and losses resulting from our principal positions under spot commodity contracts when we serve as counterparty to our customers' trades on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange.

Our management focuses on our core business that generates commissions and had historically adopted different hedging strategies to reduce our exposure to market risks. In 2015, we entered into a risk and return transfer arrangement with a third party fund, pursuant to which any gains and losses resulting from our principal positions on these two exchanges will be transferred to such fund. The arrangement took effect on August 23, 2015 and as long as it remains in force, we would not generate any gains or losses from such principal positions, eliminating our exposure to market risks. If such arrangement were in place since 2013, we would not have generated any net gains or losses from spot commodity contracts, and would not have entered into risk sharing agreement with related parties. Therefore, our management believes that by removing these two items, the adjusted revenue more fairly presents the historical performance of our core business operation and makes it more comparable to our performance going forward.

Adjusted net income represents net income that (i) excludes amounts paid to related parties under our historical risk sharing agreement, (ii) excludes net trading gains and losses resulting from our principal positions when we serve as counterparty to our customers' trades on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, and (iii) adds back change of tax to reflect the accurate tax burden due to adjustment of revenue.

Adjusted net income margin reflects the ratio of adjusted net income as a percentage of adjusted revenue. Our management believes this margin more fairly presents the historical performance of our core business operation and makes it more comparable to our performance going forward.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. The following table reconciles our adjusted revenue and adjusted net income in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
(in thousands, except percentages)	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP Calculation
Revenue	629,920	1,157,807	182,170	736,993	984,320	154,874
Amount shared with related parties(1)	244,305	—	—	—	—	—
Net trading gains on spot commodity contracts(2)	(342,445)	(263,649)	(41,483)	(120,048)	(172,559)	(27,151)

Adjusted revenue	531,780	894,158	140,687	616,945	811,761	127,723

Net income	106,832	481,957	75,830	253,856	354,877	55,835
Amount shared with related parties(1)	244,305	—	—	—	—	—
Net trading gains on spot commodity contracts(2)	(342,445)	(263,649)	(41,483)	(120,048)	(172,559)	(27,151)
Change of tax(3)	24,535	65,912	10,371	30,012	43,140	6,788

Adjusted net income	33,227	284,220	44,718	163,820	225,458	35,472

Adjusted net income margin(4)	6.2%	31.8%	31.8%	26.6%	27.8%	27.8%

(1)
The amount of spread fees and net trading gains on spot commodity contracts that were shared under our historical risk sharing agreement.

(2)
The amount of net trading gains from our principal positions as a result of serving as counterparty to our customers' spot commodity contracts on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. We recently entered into a risk and return transfer arrangement with a third party fund, pursuant to which all our trading gains and losses on these two exchanges will be transferred to such fund. The arrangement took effect on August 23, 2015 and as long as it remains in force, we will no longer generate such gains or losses.

(3)
Change of tax is calculated as the sum of amount shared with related parties and trading gains and losses on spot commodity contracts, times the applicable tax rate of 25% for that particular subsidiary.

(4)
Adjusted net income margin is adjusted net income divided by adjusted revenue.

In light of the foregoing limitations for these non-GAAP financial measures, when assessing our operating and financial performance, you should not consider adjusted revenue, adjusted net income or adjusted net income margin in isolation or as a substitute for our operating or financial performance measures that are calculated in accordance with U.S. GAAP. In addition, because these non-GAAP measures may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies.

RISK FACTORS

Investing in our ADSs involves significant risks. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our ADSs. The risks and uncertainties described below are not the only ones that we may face. If any of the following risks actually occur, they may harm our business, financial condition, results of operations and prospects. In this event, the market price of our ADSs could decline and you could lose some or all of your investment.

Risks Related to Our Business and Industry

We operate in a highly regulated industry and any regulatory change may result in changes in trading models and trading rules of the exchanges we operate on, which could adversely affect our business and prospects.

As a relatively new industry, online spot commodity trading industry in China has undergone and continues to undergo significant changes in its regulatory regime. Among the three exchanges we operate on, the Shanghai Gold Exchange is established by the People's Bank of China, or the PBOC, with the approval of the State Council of the PRC, or the State Council, and is the only national exchange for spot commodity trading in China. The Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange are established with approval from and regulated by the provincial governments in Tianjin and Guangdong, respectively. On November 11, 2011, the State Council issued Decision of the State Council on Straightening Out and Rectifying Various Types of Trading Venues to Effectively Prevent Financial Risks, or Circular 38. On July 12, 2012, the general office of the State Council issued the Implementation Opinions on Straightening Out and Rectifying Various Types of Trading Venues, or Circular 37, to further regulate various trading exchanges established with approval from provincial or other local governments. Pursuant to Circular 37, each of the provincial governments shall conduct inspection of trading exchanges within its jurisdiction based on the guidance of Circulars 38 and 37. Exchanges that are not in compliance may be banned from launching new products, be ordered to make rectification or even be shut down.

The Shanghai Gold Exchange, as a national exchange, is not subject to such provincial inspection. As of the date of this prospectus, Guangdong province has completed the clearance and rectification, and the Guangdong Precious Metals Exchange has passed the inspection and been reserved. However, since Tianjin municipality has not yet completed such clearance work, there are uncertainties relating to the compliance of such circulars by the Tianjin Precious Metals Exchange. If the Tianjin Precious Metals Exchange were found non-compliant under Circulars 38 and 37, and were to be required to change or adjust its trading models or rules accordingly, our operation there may become less profitable or even infeasible. We may have to transfer our business and customers to other exchanges, which may incur extra expenses and adversely affect our customers' trading experience as well as our results of operations and financial conditions. If we decide to continue operating on the exchange, we may need to adjust our business model or our business may become less profitable both in the short term and in the long term.

Apart from the clearance and rectification inspection of trading exchanges under Circulars 38 and 37, the State Council and provincial governments may adopt new or revise current laws and regulations, and the interpretation and implementation of such laws and regulations may vary from one locality to another. For example, the government may impose restrictions on the commodities available for trading, limit the maximum leverage ratios for certain commodities, impose qualification requirements on individual investors who can trade certain commodities, or require physical settlement of spot commodity transactions. The government may even prohibit online spot trading of certain commodities. Complying with these regulations and rules could potentially make us unable to carry on certain businesses that we currently engage in or reduce our customer trading volume or customer base, thus materially and adversely affecting our revenue and business prospects.

We operate on exchanges, which provide trading platform and set trading model and rules, and any change in such trading model or rules or any adverse development on the exchanges could adversely affect our revenue and profitability.

We operate on the exchanges, which provide trading platform and set trading model and rules for all participants on the exchanges. Among the three exchanges we operate on, the Shanghai Gold Exchange adopts an order-driven trading model, while the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange adopt a quote-driven trading model. For a more detailed description of the trading models and rules for the three exchanges, please see "Business — The Commodity Exchange Systems We Operate on." If, for example, the exchanges we operate on were to change their trading models from one to another, or change the features associated with their current trading models, we may need to adjust our business model accordingly.

In addition, the exchanges formulate their respective trading rules covering various aspects of spot commodity trading, including but not limited to, commission and fee standards, leverage ratio, trade settlement procedures, membership qualifications, risk control mechanism, as well as information management. Our commissions and fees consist of trading commissions, spread fees and overnight fees, the maximum levels of which are all set by the exchanges. If the exchanges we operate on were to reduce such fee levels, for one purpose or another, our revenue and profit may suffer. For example, on October 1, 2015, Guangdong Precious Metals Exchange lowered the maximum leverage ratio for silver and other commodities from 33:1 to 12.5:1. A lower maximum leverage ratio decreases the maximum notional value of transaction a customer can conduct with a given amount of trading deposit and tends to reduce our customers' trading volume, which negatively impacts our commissions and fees as they are earned based on our customers' trading volume. While on January 4, 2016, Guangdong Precious Metals Exchange restored the maximum leverage ratio to 33:1 for certain qualified customers, a lower maximum leverage ratio still applies to a majority of our customers, which might negatively impact on our customers' trading volume and our commissions and fees. Any material changes in the trading models or rules of spot commodity exchanges may affect our business model, revenue composition, expenses associated with our operation, as well as costs to comply with new rules, which may adversely affect our results of operations and business. In addition, we also receive cash awards from the exchanges based on our customer trading volume, which may not continue in the future.

In addition, the exchanges we operate on are subject to certain risks of their own, including customer default risks, risks of IT system failures or malfunctions and other operational risks. For instance, since all trading orders from us and our customers are executed through the exchanges' trading systems, we are highly dependent on the IT system of the exchanges, and any interruption, malfunction or failure of the exchanges' systems could prevent individual customers from placing their orders timely, or result in erroneous execution of the customer's trading orders. Any adverse change to the operations of the exchanges we operate on may adversely affect our results of operations and business prospects.

Our customer trading volume is influenced by the general trading activities in the online spot commodity trading market, which may be impacted by competing investment products, economic and market conditions and other factors that are beyond our control.

Our revenue depends in part on our customer trading volume, which is influenced by the general trading activities in the online spot commodity trading market. Online spot commodity trading, as a relatively new investment product, faces competition from other traditional investment products, including but not limited to, stock, futures, wealth management products, as well as online finance products such as peer-to-peer lending and other investment products. These alternative investment products may divert investors from or reduce their activity levels in online spot commodity trading, which may adversely affect our trading volume, revenue and business.

In addition, the general trading activities in the online spot commodity trading market may be impacted by movements and trends in the world's commodity markets. Customer trading activities are to some extent influenced by the changes in commodity prices in international and domestic commodity markets. Periods of increased fluctuations of commodity prices often coincide with larger amount of trading volume by our customers. As a result, period to period comparison of our results of operations may not be meaningful and our future operating results may be subject to significant fluctuations. The general trading activities in our industry are also directly affected by factors such as economic and political conditions, macro trends in business and finance, investors' interest level in commodity trading and legislative and regulatory changes. Any one or more of these factors, or other factors, may reduce the trading activity level in online spot commodity trading industry and adversely affect our business and results of operations and cash flows.

We may be subject to customer claims and litigation risk which could adversely affect our reputation, business, financial condition and results of operations.

Our operation requires our employees to frequently interact with our customers and potential customers. Although we have prudent internal procedures and policies in place and we monitor employees' interaction with customers and potential customers through our CRM system, it is difficult to detect and deter misconducts and inappropriate behaviors of all of our employees and the precautions we take to prevent and detect such behaviors may not be effective in all cases. Our employees could wrongly execute transaction orders placed by our customers via telephone, misappropriate customer information, conduct improper activities on behalf of our customers, make false or misleading statements, promise investment returns to attract customers to trade, misrecord or otherwise try to hide improper activities from us.

Misconducts by our employees or former employees could give rise to customer claims against us, including claims for negligence, fraud, failure to supervise, breach of fiduciary duty, transactions and intentional misconduct. These customer claims, regardless of their merits, could subject us to substantial losses and seriously harm our reputation. In addition, such customer claims may escalate into litigation. The outcome of any arbitration or litigation is inherently uncertain, and defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. A judgment against us in any such litigation could incur financial and reputation damage on our business. Even if we prevail in such litigation, we could incur significant legal expenses. In addition, the exchanges we operate on could impose certain penalties on us including suspension of trades or even termination of our membership or agent role, if we are proven to have engaged in misconduct.

We face intense competition, and if we do not compete effectively, our results of operations and our business prospects may be adversely affected.

The online spot commodity trading industry is highly fragmented and competitive with relatively low entry barriers. We compete primarily on the basis of our technology, comprehensive customer service and brand recognition. Our competitors may compete with us in the following ways:

  ▪
  provide services that are similar to ours, or that are more attractive to customers than ours;
  ▪
  provide products and services we do not offer;
  ▪
  offer more aggressive rebates to gain market share and to promote other businesses;
  ▪
  adapt at a faster rate to market conditions, new technologies and customer demands;
  ▪
  offer better, faster and more reliable technology; and
  ▪
  market, promote and provide their services more effectively.

Although we do not compete against other trading service providers solely based on prices, if our competitors offer their services at lower prices, we may be forced to provide more aggressive rebates to our customers and our commission and fees may decrease. Reduction in commissions and fees without a commensurate reduction in expenses would lower our profitability.

In addition, there are over 20 commercial banks operating as financial members on the Shanghai Gold Exchange, through which individual customers can open accounts and trade gold and other precious metals on that exchange. Recently, certain Internet companies also launched spot commodity trading service. Some of these competitors may have greater financial resources or a larger customer base than we do, and if we fail to compete effectively, our market position, business prospects and results of operations would be adversely affected.

Our reputation is critically important to our business. If our reputation is harmed, or the reputation of the industry as a whole is damaged, our business, financial condition, results of operations or prospects may be materially and adversely affected.

Our ability to attract and retain customers may be adversely affected if our reputation is damaged. If we fail, or appear to fail, to deal with issues that may give rise to reputational risk, our business and prospects may be harmed. These issues include, but are not limited to, mishandling customer complaints, potential conflicts of interest, privacy breaches, customer data leak, improper sales practices, as well as failure to identify legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could reduce customer confidence in us or increase customer attrition rate, which may adversely affect our reputation and business.

In addition, our ability to attract and retain customers may be adversely affected if the reputation of the industry as a whole is damaged. In recent years, certain illegal trading platforms have caused reputational damage to the entire online spot commodity trading industry. There have been news reports on alleged misappropriation of customer funds and other fraudulent activities by certain exchanges. The perception of insufficient regulation and unfavorable reputation within the industry could materially and adversely affect our ability to attract and retain customers.

Any fraudulent or allegedly fraudulent activities in the online spot commodity trading industry, which is beyond our control, may damage the reputation of the entire industry and may adversely affect our business operations and reputation.

We have a limited operating history upon which investors could evaluate our performance and prospects.

We commenced our operation on the Tianjin Precious Metals Exchange in July 2011, on the Guangdong Precious Metals Exchange in August 2013 and on the Shanghai Gold Exchange in November 2015, when we had our first customer on the relevant exchange. Besides our relatively limited track record, two of the three exchanges we operate on have limited history. The Tianjin Precious Metals Exchange started operation in 2010 and the Guangdong Precious Metals Exchange commenced operation in 2012. Accordingly, we have a limited operating history upon which you can evaluate our performance and prospects. Our performance and prospects may be materially and adversely affected by the risks, expenses and difficulties frequently encountered in a new business in a new and rapidly evolving industry characterized by intense competition and evolving regulatory oversight and rules.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we mainly operate our businesses as a private company in the PRC. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

Although we have transferred our trading gains and losses to third parties through a risk and return transfer arrangement, we may still be exposed to market risks if such arrangements cannot be satisfactorily executed.

Under the current trading model of the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, we must unconditionally accept all trading orders from our customers and serve as counterparty to their trades. As a result, we passively take principal positions opposite to those of our customers. Historically, we have incurred net losses from such positions on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange for certain months or quarters.

In 2015, we entered into a risk and return transfer arrangement with a third party fund, under which any trading gains and losses resulting from our principal positions on these two exchanges will be transferred to such fund, reducing our market risk exposure to commodity price movements. Such arrangement has taken effect since August 23, 2015 and has an initial term of five years. To guarantee the execution of such arrangement, the fund shall maintain a net asset value of no less than 100% of the aggregate minimum deposits required from us by these two exchanges. The fund has placed capital in a bank account under its name. Pursuant to the agreement, any withdrawal or transfer from the fund's bank account requires approval from both the fund and us, providing us the ability to block any withdrawal or transfer outside of the agreed scope. As of November 30, 2015, the net asset value of such fund was RMB227.3 million (US$35.8 million). For more details of the risk and return transfer arrangement, please see "Business — Risk Management — Trading Related Risks — Market Risks." However, if sudden adverse market movements result in substantial losses which immediately render the fund's net assets insufficient, the fund may not be able to replenish such account as required under the risk and return transfer arrangement, and thus expose us to counterparty risk. In addition, if the risk and return transfer arrangement were to cease to be effective, we will be exposed to market risks on these two exchanges and may incur substantial financial losses caused by adverse market conditions.

We are exposed to credit risks of our trading counterparties, and any default by them may adversely impact our financials, results of operations and business.

We serve as counterparty to our customers' trades on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, exposing us to the risk of default by our customers. In the event of a sudden, large market price movement against a customer's position, his or her equity may drop to below zero instantly before the exchange is able to liquidate his or her position. As a result, we are subject to default risks if the customer with a deficit in his or her account refuses to pay us back. Historically, there was one incident of deficit incurred by 153 customers simultaneously. On December 1, 2014, the trading price of spot silver had a low-jump opening, immediately rendering the equity of 153 customers negative. Although under the rules of the exchanges, we, as counterparty, are entitled to claim for damages against these customers, we chose to waive such entitlements and suffered an aggregate loss of revenue of approximately RMB4.4 million.

We recently entered into a risk and return transfer arrangement with a third party fund for a term of five years. According to this arrangement, in the event of customer default, we only need to transfer the part of the gains we are able to collect from such customers to the fund, and not the part under default. However, if the risk and return transfer arrangement were to cease to be effective, we would again be exposed to credit risks of our customers.

Attrition of customer accounts and failure to attract new accounts could have a material adverse effect on our business, financial conditions and results of operations.

Similar to other providers of online spot commodity trading services, our customer base comprises of individual customers who tend to trade in the online spot commodity market only for short periods of time. Although we offer services designed to educate, support and retain our customers, our efforts to attract new customers or reduce the attrition rate of our existing customers may not be successful. If we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred RMB256.1 million, RMB285.7 million (US$45.0 million), RMB237.0 million and RMB167.6 million (US$26.4 million) in advertising and promotion expenses, representing 40.7%, 24.7%, 31.2% and 24.7% of our revenues in the year of 2013 and 2014 and for the nine months ended September 30, 2014 and 2015, respectively. Although we have spent significant financial resources on advertising and marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. If we are unable to develop new customers in a cost-effective way, our profitability and growth may be adversely affected.

We may fail to protect our proprietary information or our customers' information, which may adversely affect our reputation, customer base and business.

Despite our efforts to safeguard the information of our customers, information leakage due to system malfunction, employee error, misconduct or other factors may still occur. Our computer system, the networks we use, the networks and online trading platforms of the exchanges and other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems and security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet or cause interruptions in our operations. Concerns over the security of Internet transactions and the safeguarding of confidential personal information could also adversely affect our customers' intention to trade. We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. To the extent that our activities involve the storage and transmission of proprietary information and personal financial information, security breaches could expose us to risks of financial loss, litigation and other liabilities. Any of these events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our proprietary technology is critical to our business and if we fail to keep our technology updated as the industry evolves, our growth, revenue and business prospects may be materially and adversely affected.

Our proprietary client software and client relationship management system are critical to our business operation. In order to remain competitive, our proprietary technology is under continuous development and upgrade. If we fail to keep our technology updated as needed or as fast as our competitors or in a cost-effective manner, we may not be able to compete with our competitors. Failure to compete may limit our service quality, lower customer confidence in us or otherwise adversely affect our business and prospects.

We are required to maintain certain levels of deposits with exchanges, which could constrain our growth.

Under the trading rules of the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, we are required to maintain minimum deposits with exchanges as a comprehensive member. Exchanges continue to evaluate and modify their minimum deposit requirement in response to regulatory change and to improve the stability and liquidity of the exchanges. In addition, since the exchanges mandatorily liquidate a member's position when its equity to minimum deposit ratio falls under certain level, we generally maintain a higher level of minimum deposit than required by the exchanges to avoid being liquidated due to large and rapid price movement against us. We maintained an amount of RMB125.2 million, RMB234.9 million (US$37.0 million) and RMB140.7 million (US$22.1 million) of deposits with exchanges as of December 31, 2013 and 2014 and September 30, 2015, respectively. As the deposits with exchanges need to be set aside in our trading deposit account with the exchanges, this may reduce our disposable cash for other business activities and therefore constrain our growth.

We may fail to update our risk-management policies and procedures as needed and such policies and procedures may otherwise be ineffective, which may expose us to unidentified or unexpected risks.

Although we adopt an integrated risk-management system, we may fail to update our risk management system as needed and the system may fail to effectively function, thus exposing us to unidentified or unexpected risks. We are dependent on our risk-management policies and procedures and the adherence to such policies and procedures by our risk management and other staff to manage the risks inherent in our business. Our policies, procedures and practices used to identify, monitor and control a variety of risks are carried out by the corresponding departments. However, some of our methods for managing risks are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. In addition, we may fail to update our risk management system as needed or as fast as the industry evolves, weakening our ability to identify, monitor and control new risks.

A failure in our IT systems could cause interruptions in our services or decreases in the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operation, including marketing, customer development and the provision of customer services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response times or decreased customer satisfaction. Our systems also are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses and similar events. While we currently maintain an emergency backup plan, which is intended to minimize service interruptions and secure data integrity, our backup plan may not work effectively during an emergency. Any such systems failure could impair our reputation, damage our brand name, subject us to claims and materially and adversely affect our business, financial condition, operating results or prospects.

We provide market information, research reports and live market commentaries to our individual customers, which may expose us to reputational and business risks.

We provide market information, research reports and live market commentaries to our customers. Although these materials and commentaries contain prominent disclaimers, our customers may seek to hold us responsible when they use such information to make trading decisions and suffer financial losses on their trades, or if their trades are not as profitable as they have expected, which might adversely affect our reputation, business and results of operations.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. We commenced our operation on the Shanghai Gold Exchange in November 2015, and we may expand our businesses into other areas. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operation. In addition, we may be unable to compete effectively due to different competitive landscape in these new areas. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

We depend on key management as well as experienced and capable personnel, and our business may be adversely affected if we are unable to hire and retain qualified employees.

Our key management includes our Chairman and Chief Executive Officer, Mr. Wenbin Chen, our Vice Presidents, Mr. Xu Gang, Mr. Dikuo Bo, Mr. Jigeng Chen, Mr. Qi Feng and Mr. Sheng Zhao, and our Chief Financial Officer, Mr. Jingbo Wang. Our continued success is dependent upon the retention of these key management members, as well as a number of other key managerial, marketing, sales, research, technical and operations personnel. We do not have key man insurance and the loss of such key personnel could have a material adverse effect on our business. In addition, our ability to grow our business is dependent, to a large degree, on our ability to retain such key management members and experienced personnel.

We may not be able to protect our intellectual property rights or may be subject to intellectual property claims from others.

We rely on a combination of trademark, copyright, trade secret and fair business practice laws in the PRC to protect our proprietary technology, intellectual property rights and brand. Although we have entered into confidentiality and invention assignment agreements with certain of our employees and/or relevant third parties and also rigorously control access to proprietary technology, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization of the company or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operation.

In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could adversely affect our business.

We may be unable to obtain and maintain necessary license, permits or approvals for our business, which may adversely affect our operations and business prospects.

Many aspects of our businesses depend on obtaining and maintaining the necessary approvals, licenses or permits from the exchanges we operate on and from government authorities. If we fail to continuously comply with the regulatory requirements in certain aspects, we may encounter the risks of being disqualified for our existing businesses or being rejected for renewal of our qualifications upon expiry by the regulatory authorities. In addition, in respect of any new business that we contemplate, we may not be able to obtain the relevant approvals for developing such new business, if we fail to fully comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner.

When we become a public company, we will be subject to reporting obligations under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, that will require us to include a management report on our internal control over financial reporting in our annual report, which contains management's assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, when we are no longer an emerging growth company under the federal securities laws, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses or significant deficiencies with respect to our controls or the level at which our controls are documented, designed, operated or reviewed. Material weaknesses may be identified during the audit process or at other times.

In connection with the audit of our combined financial statements for 2013 and 2014, one material weakness was identified in our internal control over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting, which contributed to inadequate controls in the application of accounting policies in the United States. While we have implemented plans to remediate this material weakness, there is no assurance that we will not have material weaknesses or significant deficiencies in the future.

Our reporting obligations as a public company will place a strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports and will be less able to detect and prevent fraud. In addition, our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements, impair our ability to access the capital markets, harm our business, and negatively impact the trading price of our ADSs.

We may be unable to effectively manage our rapid growth.

The rapid growth of our business during our limited operation history has placed significant demands on our management and other resources. Our total revenues increased by 83.8% from 2013 to 2014, and by 33.6% from the nine months ended September 30, 2014 to the nine months ended September 30, 2015. If our business continues to grow at a rate consistent with our historical growth rate, we may need to adjust our business arrangements and strategies, as we have done in the past.

As we grow, we may also need to expand and upgrade the reliability and scalability of our proprietary technology, network infrastructure and other aspects of our IT system. We may need to hire additional sales and marketing representatives, customer service, risk management as well as other personnel to serve the enlarged customer base. Implementation of new business arrangements, expansion of technology infrastructure and increase in employee numbers may further increase our operational complexity and impose higher standards on every aspect of our operation. Our management team may fail to effectively cope with the increased operational complexity, and we may fail to integrate new resources into our existing operation system. Therefore, we may not be able to maintain current growth rate or manage our growth effectively.

Our physical commodity trading and product sales are influenced by the market condition of the commodities, suppliers and other factors that are often beyond our control.

Our physical commodity trading and product sales business is influenced by market conditions, suppliers and other factors. We currently engage in the physical trading and product sales of precious metals, mostly silver, which is influenced by the supply and demand of such precious metals in the PRC, general financial and economic conditions of the PRC, regulations by relevant authorities as well as other factors that are beyond our control. Specifically for silver products sales, any shortage, delay or quality deterioration in the supply of silver products by our suppliers could adversely affect our operation, business and reputation.

We may pursue acquisitions or joint ventures that could present unforeseen integration obstacles, incur unpredicted costs or may not enhance our business as we expected.

Although our growth strategy historically has not focused on acquisitions, we may in the future selectively pursue acquisitions and joint ventures. Any future acquisitions or joint venture may result in significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Because acquisitions and joint ventures historically have not been a core part of our growth strategy, we do not have significant experience in successfully completing acquisitions or joint ventures. In addition, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company. Additionally, any new businesses that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We face risks related to natural disasters, health epidemics, terrorist attacks and other outbreaks, which could significantly disrupt our operations.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency, terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties that could impair our ability to manage our businesses, and expose our business activities to significant losses. On August 12, 2015, there were a series of explosions that killed over one hundred people which occurred at a hazardous chemical container storage station at the Port of Tianjin. Although our subsidiary located in Tianjin did not suffer any loss or experience any significant increase in costs resulting from such incident, any similar future incidents could materially affect our operations due to loss of personnel, damages to property, including our inventory and technology system. Our operations could also be severely disrupted if the exchanges we operate on were affected by natural disasters, health epidemics or man-caused disasters.

Our insurance coverage may be inadequate to cover risks related to our business and operation.

While we maintain certain insurance, such as employee commercial insurance, traffic compulsory insurance, vehicle commercial insurance, there is no assurance that our insurance coverage will be adequate to cover potential losses. Under PRC laws and regulations, we are not required to, and we do not, maintain any insurance in relation to our business operations, such as business interruption insurance, or liability insurance against liabilities arising from customer complaints and litigation or other aspects of our business. Our current insurance policies may not protect us against such losses and liabilities.

Although we believe that our insurance coverage is in line with industry practice in the PRC, if any of the incidents mentioned above occur and we have insufficient insurance to cover the liabilities associated with such incidents, it could have a material adverse effect on our financial condition, results of operations and business prospects.

Risks Related to Our Corporate Structure

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.

We are a holding company, and we rely principally on dividends and other distributions on equity from our wholly owned subsidiaries in China for our cash requirements, including the funds necessary to pay dividends to our shareholders and service any debt we may incur. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its respective after-tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. At its discretion, each of our PRC subsidiaries may allocate a discretionary portion of its respective after-tax profits to staff welfare and bonus funds. These reserves may not be distributable as cash dividends. Furthermore, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of their earnings. If operating losses from our PRC subsidiaries were to continue to grow, our operating results and cash flows would be further materially and adversely affected. Our PRC subsidiaries so far have not paid us any dividends. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using proceeds we receive from this offering to make loans or additional capital contributions to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries that are foreign-invested enterprises, including the proceeds of this offering, are subject to PRC regulations. Loans made by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts a foreign-invested company may incur is the difference between the amount of total investment as approved by the Ministry of Commerce of the PRC, or MOFCOM, or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOFCOM or its local counterpart. In addition, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or the SAFE Circular 142, on August 29, 2008. Pursuant to SAFE Circular 142, the registered capital of a foreign-invested enterprise settled in RMB that is converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC.

In 2015, the SAFE has published the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has come into effect since June 1, 2015, and the SAFE Circular 142 was repealed simultaneously. According to Circular 19, foreign-invested enterprises are now allowed to convert their registered capital from foreign exchange to RMB and apply such funds to equity investment within the PRC, conditioned upon the investment target's duly registration with local bank of such reinvestment and open a corresponding special account pending for foreign exchange settlement payment. Further, such conversion will be handled at the bank level and does not need to be approved by SAFE. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using an RMB fund converted from its foreign exchange capital for expenditure beyond its business scope, investment in securities, providing entrusted loans or repaying loans between nonfinancial enterprises or purchasing real estate not for self-use.

If we fail to comply with such regulations, our ability to capitalize the relevant PRC subsidiaries or fund our operations or utilize the proceeds of this offering in the manner described in the section entitled "Use of Proceeds" may be negatively affected, which could materially and adversely affect the liquidity of our relevant PRC subsidiaries or our business, financial condition, results of operations and growth prospects.

We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries' ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which replaced the previous Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, effective on November 1, 2005, or Circular 75. SAFE Circular 37 requires PRC individuals, institutions and foreign individuals who have a habitual residence in the PRC due to economic interests, or collectively referred as the PRC residents, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Such offshore entity is referred to as an offshore special purpose vehicle. In addition, such PRC residents must update their foreign exchange registrations with SAFE when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions.

If any shareholder holding interest in an offshore special purpose vehicle, who is a PRC resident as determined by Circular 37, fails to fulfill the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities, and the offshore special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE Circular 37 and will urge relevant shareholders, upon learning that they are PRC residents, to register with the local SAFE branch as required under the SAFE Circular 37. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner.

Yin Tian Xia Technology. Jin Xiang Yin Rui and Rong Jin Hui Yin were indirectly controlled by our ultimate individual beneficial owners, Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, through nominee shareholders arrangements before these companies became wholly owned subsidiaries of offshore holding companies. After a series of restructurings in the following years, Qian Zhong Su acquired these three companies and now they are indirectly owned by our ultimate individual beneficial owners through an offshore holding company. Our ultimate individual beneficial owners have contacted local SAFE to make the applications under SAFE Circular 37 and other related rules, but were informed that their application would not be accepted in practice due to the previous nominee shareholder arrangements, based upon which our PRC counsel advises us that the possibility of SAFE restrictions and penalties is relatively remote as the failure to register was not intended by our shareholders but due to legal impracticality. Although our ultimate individual beneficial owners have undertaken to complete such registration as soon as the local SAFE would accept such applications, the timeframe for such registration remains unknown until new policies or practical guidelines explicitly allow or waive registrations made by companies with historical nominee shareholder arrangements. Although we are not currently prohibited from or limited in distributing dividends or profits to offshore entities, we may be so prohibited or limited in the future, which may negatively affect our financial conditions and results of operations, as well as our ability to distribute dividends to our investors.

Risks Related to Doing Business in China

PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.

We conduct businesses in the PRC, and therefore our financial conditions and results of operations are subject to influences from PRC's economic, political and social conditions to a great extent. The PRC economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, control level of corruption, control of capital investment, reinvestment control of foreign exchange, allocation of resources, growth rate and development level.

For approximately three decades, the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. We cannot predict whether changes in the

PRC's economic, political and social conditions and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations. In addition, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the economy, including the property industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activity in the PRC and, in turn, have an adverse impact on our business and financial condition.

The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to us.

Our business and operations in China are governed by the PRC laws and regulations. The PRC legal system is generally based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various industries in China. However, as these laws and regulations are relatively new and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency. Some of the laws and regulations are still in the developmental stage and are therefore subject to policy changes. Many laws, regulations, policies and legal requirements have only been recently adopted by PRC central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. We cannot predict the effect of future legal developments in China, including the promulgation of new laws, changes in existing laws or their interpretation or enforcement, or the preemption of local regulations by national laws. As a result, there is substantial uncertainty as to the legal protection available to us. Furthermore, due to the limited volume of published cases and the nonbinding nature of prior court decisions, the outcome of dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit the legal protection available to us.

The enforcement of the Labor Contract Law of the People's Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People's Congress of China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from 5 to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions.

As a result of these regulations, which are designed to enhance labor protection, we expect our labor costs to increase, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

In addition, on December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatches, and such amendments became effective on July 1, 2013. For example, the number of dispatched contract workers that an employer hires may not exceed a certain percentage of our total number of employees to be decided by the Ministry of Human Resources and Social Security, and the dispatched contract workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch, or the Interim Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions further require the employer that is not in compliance with the above provisions to formulate a plan to reduce the number of its dispatched contract workers to below 10% of the total number of its employees prior to March 1, 2016. However, if any labor contract or labor dispatch agreement legally executed prior to December 28, 2012 will expire within two years after the date of implementation hereof, such contracts or agreements may continue to be performed until the expiry thereof in accordance with the applicable law. In addition, an employer is not permitted to hire any new dispatched contract worker until the number of its dispatched contract workers has been reduced below 10% of the total number of its employees. Such limitations on use of dispatched labor may increase our labor costs and impose limitations on our employment practices, which may adversely affect our business and profitability.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC operating entities incorporated in various locations in China have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as to pay late fees and fines.

In December 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on the use of employees of temporary staffing agencies, who are known in China as "dispatched workers." Historically, we had engaged certain employment agencies to dispatch contract workers to work for us and terminated such arrangements in early 2014. Under such arrangements, these workers were employed by the employment agent companies, and therefore such agent companies were responsible for paying contribution of social insurance and housing funds for the workers correspondingly. During the period that we had such arrangements with the third party employment agencies, they had shortfalls in making such contributions for the workers working for several of our subsidiaries. We have recorded accruals for estimated underpaid amounts in our financial statements. There is a risk that under the PRC law, we may be held by the labor authorities as jointly responsible together with third party employee agencies to make up the shortfall in the contribution of social insurance in relation to those workers dispatched to work for us and may be subject to additional penalties.

Regulators may impose penalties and fines with respect to shortfall in social insurance payment. A late payment fee at the rate of 0.05% per day of the outstanding amount from the due date may be imposed, and if such amounts remain outstanding beyond a prescribed time limit, a fine of one to three times the outstanding amount may be imposed. While there are no explicit quantitative statutory fines or penalties on late payments of housing funds as advised by our PRC counsel, the housing accumulation fund management center may order us to pay any housing fund shortfalls immediately. Although based on the opinion of our PRC counsel, the possibility that we will be subject to any fine or penalty is remote, if we become subject to such fines or penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations if those employees exercise such restricted shares, restricted share units or options when our company becomes an overseas listed company upon the completion of this offering. Separately, SAFE Circular 37 also requires certain registration procedures to be completed if those employees exercise restricted shares, restricted share units or options before listing. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation, or the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. The PRC subsidiaries of such an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to PRC tax on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability or otherwise adversely affect the value of your investment.

Under the EIT Law that took effect on January 1, 2008, enterprises established outside of China whose "de facto management bodies" are located in China are considered to be "resident enterprises" and will generally be subject to a uniform 25% corporate income tax on their global income (excluding dividends received from "resident enterprises"). In addition, a circular issued by SAT on April 22, 2009 and amended on January 29, 2014 sets out certain standards for determining whether the "de facto management body" of an offshore enterprise funded by Chinese enterprises as controlling shareholders is located in China. Although this circular applies only to offshore enterprises funded by Chinese enterprises as controlling shareholders, rather than those funded by Chinese or foreign individuals or foreign enterprises as controlling shareholders (such as our Company), the determining criteria set forth in the circular may reflect SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of how they are funded. Although our Company is not funded by Chinese enterprises as controlling shareholders, substantial uncertainty remains as to whether our Company or any of our other non-PRC entities will be deemed a PRC resident enterprise for EIT purposes. If we or any of our subsidiaries registered outside the PRC are deemed a "resident enterprise" under the EIT Law, our income tax expenses may increase significantly, and our profitability could decrease materially.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of American depositary shares or shares by such non-PRC resident enterprise investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to a 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

In connection with the EIT Law, the Ministry of Finance and SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On February 3, 2015, SAT issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or the SAT Announcement 7. By promulgating and implementing the above, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to SAT Announcement 7, if a non-resident enterprise, or referred as a transferor, transfers its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident companies, or the Taxable Properties, without a reasonable commercial purpose, such transfer shall be deemed as a direct transfer of such Taxable Properties. The payer, or referred as a transferee, in such transfer shall be the withholding agent, and is obligated to withhold and remit the enterprise income tax to the relevant PRC tax authority. Factors that may be taken into consideration when determining whether there is a "reasonable commercial purpose" include, among other factors, the value constitution of the transferred equity, offshore taxable situation of the transaction, the offshore structure's economic essence and duration and trading fungibility. If an equity transfer transaction satisfies all the requirements mentioned above, such transaction will be considered an arrangement with "reasonable commercial purpose."

We may conduct acquisitions and restructuring. We believe, as advised by our PRC legal advisor, that these historical transactions do not constitute "direct or indirect transfer of the Taxable Properties," and therefore are not subject to SAT Announcement 7. We cannot assure you that the PRC tax authorities will share this view. As a result, the PRC tax authorities may, at their discretion, impose additional PRC taxes or penalties on capital gains we generated from such historical transactions, which would incur additional costs on us.

Certain preferential tax treatments currently offered to some of our PRC subsidiaries may be discontinued, and such discontinuation or imposition of any additional taxes could adversely affect our business, financial condition and results of operations.

Yin Tian Xia Technology, our PRC subsidiary, received the "certified software enterprise and certified software products" qualification, from Shanghai Municipal Commission of Economy and Informatization in April 2013 and November 2012. Under the relevant PRC laws, regulations and rules, Yin Tian Xia Technology enjoys certain preferential tax treatments, under which its income tax rate is 0% in 2013 and 2014 and 12.5% from 2015 to 2017. The preferential period runs from 2013 to December 31, 2017. Furthermore, it may be qualified to receive a refund on value added tax, or VAT, from its sale of self-developed and self-produced software products. The refund-upon-collection policy shall be applied to the portion of actual VAT burden in excess of 3% after VAT has been collected at a tax rate of 17%. If it fails to maintain its qualification or if the preferential period expires without being renewed, it may lose the tax preferential treatments, which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and China's foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Restrictions on the remittance of RMB into and out of the PRC and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China. We receive all of our revenues in RMB and all of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC operating subsidiaries. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments, or otherwise satisfy its foreign currency-denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Offer Shares. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of RMB into or out of PRC.

Certain of our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

We have entered into leases with various enterprises and individuals for our office space, warehouse, training centers and other purposes. Some of our leases have deficiencies. As of the date of this prospectus, in respect of our lease for Shanghai Zhenhua Enterprise Square, with an aggregate of approximately 6,376 square meters, the registered uses for such building and its underlying land do not include use by an industrial or commercial company like ours. Therefore, the lease of such a property to us shall be subject to approval by the competent government authorities and may be subject to payment of premium fees to the government by the lessor. We cannot ensure that the lessor has completed all or any of the necessary formalities with the relevant governmental authorities.

In respect of our lease for Shanghai Shangbo Park with an aggregate of approximately 4,388 square meters, and Fenghua Park with an aggregate of approximately 1,604 square meters, the temporary lease is longer than two years, in violation of relevant land reservation regulation, which subjects us to the risk of lease termination and relocation.

In addition, we have not registered any of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

As of the date of this prospectus, we are not aware of any actions, claims or investigations being contemplated by government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business and operating results.

The approval of relevant government authorities may be required in connection with this offering under PRC law, and if required, we cannot assure you that we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the SAT, State Administration for Industry and Commerce, or the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009 by MOFCOM. The M&A Rules, among other things, purport to require offshore special purpose vehicles that are controlled directly or indirectly by PRC companies or individuals and that have been formed for the purpose of seeking a public listing of the interest in PRC companies on an overseas stock exchange through acquisitions to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC clarified the procedures and required materials regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains as to the scope and applicability of the M&A Rules to offshore special purpose vehicles. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from CSRC, and if it does, it is uncertain how long it will take us to obtain the approval. If CSRC approval is required for this offering, our failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC legal advisor has advised us that, based on its understanding of the current PRC laws and regulations, prior approval from the MOFCOM is not required under the M&A Rules for our Hong Kong subsidiaries to acquire our domestic entities through Qian Zhong Su, its wholly foreign owned entity, given that none of Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen is considered as a domestic natural person for the purposes of the M&A Rules as they had obtained Hong Kong identity cards and documents of identity for visa purposes or Canadian citizenship prior to the establishment of the offshore companies. Our PRC legal advisor also advised us that we will not be required to submit an application to CSRC for the approval of this offering because (i) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, and (ii) as Mr. Wenbin Chen and Mr. Ming Yan had obtained Hong Kong identity cards and documents of identity for visa purposes and Ms. Ningfeng Chen had obtained a Canadian passport when they established the Company, the Company will not be determined to be an offshore special purpose vehicle directly or indirectly controlled by a domestic company or a natural person under the M&A Rules, and it is not aware of any public record indicating that any of the issuers having similar offshore and onshore corporate structures and already listed on an offshore stock exchange has been required by CSRC to procure the approval of CSRC prior to its listing.

However, our PRC legal advisor further advised us that since there has been no official interpretation or clarification of the M&A Rules, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws and regulations or further implementations and interpretations of competent government authorities in any form relating to the M&A Rules. Further, we cannot assure you that PRC government authorities, including the CSRC, will reach the same conclusion as our PRC legal advisor. If the CSRC or other PRC government authorities determine that prior CSRC approval is required, any future registered offering will be delayed until we obtain the approval from the CSRC. If prior approval from the CSRC is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.

The audit report included in this prospectus is prepared by an auditor that is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor's work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China, including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to this Offering and Our ADSs

An active trading market for our shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the [NYSE/NASDAQ]. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. Even if an active public market for our ordinary shares or ADSs develops, we cannot assure you that it will continue. The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these companies' securities after their offerings may affect the attitudes of investors toward such companies listed in the United States, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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  variations in our revenue, earnings and cash flow;

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  announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

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  announcements of new services and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  changes in the number of our users;

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  fluctuations in our operating metrics;

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  failure on our part to realize monetization opportunities as expected;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

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  detrimental negative publicity about us, our competitors or our industry;

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  regulatory developments affecting us or our industry; and

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  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may grant employee share options and other share-based awards in the future. We will recognize share-based compensation expenses in our combined statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operations.

We have adopted and may adopt employee share option plans for the purpose of granting share-based compensation awards to our employees, officers and directors to incentivize their performance and align their interests with ours. As of the date of this prospectus, 10,541,870 restricted share units and options to purchase 80,118,500 ordinary shares are issued and outstanding under the Amended and Restated 2013 and 2014 Share Scheme and the Pre-IPO RSU Scheme. As a result, we incurred share-based compensation of RMB7.0 million (US$1.1 million) in 2014 and RMB22.2 million (US$3.5 million) in the first nine months of 2015. For more information on these share incentive plans, see "Management — Share Incentive Plans." As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value-based method and recognize expenses in our combined statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional awards issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by share-based awards.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [NYSE/NASDAQ], impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There will be                              ADSs (equivalent to                              ordinary shares) outstanding immediately after this

offering, or                              ADSs (equivalent to                              ordinary shares) if the underwriters exercise their options to purchase additional ADSs in full. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with this offering, we and our officers, directors [and the selling shareholders] have agreed not to sell any shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release the securities subject to lock-up agreements from the lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. In addition, ordinary shares subject to our outstanding options as of the closing of this offering will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. We may also issue additional options in the future that may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

If the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Without taking into account any other changes in such net tangible book value after September 30, 2015, other than to give effect to our issuance and sale of                             ADSs in this offering, at an assumed initial public offering price of $                             per ADS, the mid-point of the estimated public offering price range set forth on the cover page of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), new investors in ADSs in this offering would be diluted by $                             , or                             %. This number is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $                             per ordinary share, which is the mid-point of the price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the

Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like ours have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would have as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital — Differences in Corporate Law."

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and other jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

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  recognize or enforce against us, judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

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  impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will under certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except under limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings unless:

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  we have failed to timely provide the depositary with notice of meeting and related voting materials;

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholder meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

If we do not pay dividends in the future, you must rely on price appreciation of our ADSs for return on your investment.

We do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

To the extent that we decide to pay a dividend or make other distributions in the future, the depositary of our ADSs has agreed to pay to you such cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays in the United States. The depositary may refuse to deliver, transfer or register the transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary think that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Our management will have considerable discretion as to the use of the net proceeds from this offer and you may not agree with our management on these uses.

We intend to use the net proceeds of this offering for brand promotion and targeted marketing, developing new businesses, enhancing IT infrastructure, supplementing working capital and general corporate purposes. However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our existing shareholders may exert substantial influence over us and may not act in the best interests of our independent shareholders.

Immediately upon the completion of this offering (without taking into account any shares which may be issued upon the exercise of the over-allotment option), our existing shareholders, including Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, will own, in the aggregate, approximately                             % of our issued shares. Although such arrangement will be terminated upon our listing, the three founders will be in a position to exert significant influence over the affairs of our company and will be able to influence the outcome of any ordinary shareholders' resolutions, irrespective of how other shareholders vote. The interests of these three shareholders may not necessarily be aligned with the interests of our shareholders as a whole, and this concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.

There can be no assurance that the company will not be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs or ordinary shares.

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, rents, dividends, royalties and net gains from transactions relating to commodities (other than certain active business income, including gains derived by certain dealers in property).

Based upon the manner in which we currently operate our business, the present composition of our income and assets (including the expected proceeds from this offering) and the estimated value of our assets, including goodwill, which is based on the expected price of our ADSs in this offering, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business (including the manner and extent to which we hedge our positions with customers) and on the composition of our income and assets and the value of our assets from time to time (the value of which may be determined, in part, by reference to the market price of our ADSs, which is likely to fluctuate significantly), there can be no assurance that we will not be a PFIC for any taxable year.

See "Taxation — United States Federal Income Tax — Passive Foreign Investment Company Rules" for more information. Potential U.S. investors are urged to consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  ▪
  our goals and strategies;

  ▪
  our future business development, financial condition and results of operations;

  ▪
  expected changes in our revenues and certain cost or expense items;

  ▪
  our ability to attract and retain our customers and further enhance our brand recognition;

  ▪
  our ability to provide new products and services;

  ▪
  trends and competition in our industry;

  ▪
  our expectation regarding the use of proceeds from this offering;

  ▪
  fluctuations in general economic and business conditions in the markets in which we operate; and

  ▪
  relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "Risk Factors" and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

This prospectus contains estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by Euromonitor, the National Bureau of Statistics of China and other sources. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these forward-looking statements. Research by Euromonitor is prepared primarily as a market research tool and should not be considered as the opinion of Euromonitor as to the value of any security or the advisability of investing in our company. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, which could cause actual results to differ materially from those expressed in these publications and reports.

 USE OF PROCEEDS

Based upon an assumed initial offering price of US$                             per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus), we estimate that we will receive net proceeds from this offering of approximately US$                              million if the over-allotment option is not exercised, and US$                              million if the over-allotment option is exercised, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price of US$                             per ADS would increase (decrease) the net proceeds to us from this offering by US$                              million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain and attract talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

  ▪
  US$           million to promote our brand and services;

  ▪
  US$           million to invest in information technology infrastructure and proprietary software;

  ▪
  US$           million to develop new businesses including our trading service business on Shanghai Gold Exchange and trading service for other commodities; and

  ▪
  the remaining amount for other general corporate purposes, including working capital needs and potential acquisitions.

The foregoing represents our current intentions with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus. You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See "Risk factors — Risks related to our corporate structure — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using proceeds we receive from this offering to make loans or additional capital contributions to our PRC subsidiaries."

Pending any use described above, we plan to invest our net proceeds in short-term interest-bearing, debt instruments or demand deposits. [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

 DIVIDEND POLICY

Our company has not declared or paid any dividends to its ordinary shareholders since its incorporation in the Cayman Islands on November 4, 2015. However, our wholly owned PRC subsidiaries, prior to the reorganization completed on November 18, 2015, have paid significant dividends to our founders or companies controlled by our founders, including RMB100.0 million (US$15.7 million) in 2014 and RMB665.0 million (US$104.6 million) in the first nine months of 2015. Going forward, we intend to pay dividends of an amount that is no less than 40% of our company's net profit to our ordinary shareholders. However, the timing, amount and form of future dividends, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Our board of directors has complete discretion in deciding whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that under no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company with no material operations of our own. As a result, we rely on dividends paid by our subsidiary in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our expenses. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. Under PRC law, each of our affiliates in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the discretionary fund at the discretion of the shareholders of our affiliates. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. See "Risk Factors — Risks Related to Our Corporate Structure — We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition." In addition, if our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

 CAPITALIZATION

The following table sets forth our total capitalization as of September 30, 2015:

  ▪
  on an actual basis; and

  ▪
  on a as adjusted basis to reflect the sale of                             ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$                             per ADS, the mid-point of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table, together with our combined financial statements, the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2015
	Actual		As adjusted(1)
(in thousands)	RMB	US$	RMB	US$
Equity:
Ordinary shares (US$0.00001 par value per share; 3,000,000,000 shares authorized; 1,000,000,000 shares issued and outstanding)
Paid-in capital	125,000	19,668
Additional paid-in capital(2)	30,711	4,831
Retained earnings	170,503	26,828
Total shareholders' equity(2)	326,214	51,327

Total capitalization(2)	326,214	51,327

(1)
As adjusted information discussed above is illustrative only. Our paid-in capital, additional paid-in capital, retained earnings, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, an increase (decrease) in the assumed initial public offering price of US$                             per ADS would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by RMB                              million (US$                              million).

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the assumed initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value was approximately US$                              million, or US$                             per ordinary share and US$                             per ADS as of September 30, 2015. Net tangible book value represents the amount of our total combined tangible assets, less the amount of our total consolidated liabilities and intangible assets. Dilution is determined by subtracting the pro forma net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after September 30, 2015, other than to give effect to our sale of the ADSs offered in this offering, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2015 would have been US$                              million, or US$                             per outstanding ordinary share, and US$                             per ADS. This represents an immediate increase in net tangible book value of US$                             per ordinary share and US$                             per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$                             per ordinary share and US$                             per ADS, to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of September 30, 2015
Pro forma net tangible book value
Increase in pro forma net tangible book value
Dilution in pro forma net tangible book value to new investors in this offering

A US$1.00 increase (decrease) in the assumed public offering price of US$                             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$                              million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$                             per ordinary share and US$                             per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$                             per ordinary share and US$                             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes on the pro forma as adjusted basis described above as of September 30, 2015, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting estimated underwriting discounts and commissions and the estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Ordinary Shares Purchased
Total Consideration
							Average Price Per Ordinary Shares	Average Price Per ADS
	Number	Percent		Amount	Percent
Existing shareholder			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total		100%			100%

(1)
Assumes an initial public offering price of US$                             per ADS, the midpoint of the estimated range of the initial public offering price.

A US$1.00 increase (decrease) in the assumed public offering price of US$                             per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$                              million, US$                              million, US$                             and US$                             , respectively, assuming the sale of                             ADSs at US$                             , the mid-point of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The preceding discussion and tables:

  ▪
  assume no exercise of options to purchase ordinary shares. As of September 30, 2015, there were ordinary shares issuable upon exercise of options to purchase ordinary shares at a weighted average exercise price of US$                             per share. To the extent that outstanding options are exercised, new investors will experience further dilution; and

  ▪
  are based on ordinary shares outstanding as of September 30, 2015.

The discussion and tables above also assume no exercise of any outstanding stock options as of the date of this prospectus. As of the date of this prospectus, there were                             ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$                             per ordinary share. To the extent that any of these options are exercised, there will be further dilution to new investors.

 EXCHANGE RATE INFORMATION

We conduct substantially all of our operations in China. All of our revenue, costs and expenses are denominated in RMB. This prospectus contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, all translation of financial data has been made at RMB6.3556 to US$1.00, the noon buying rate in effect on September 30, 2015, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On January 15, 2016, the noon buying rate was RMB6.5840 to US$1.00.

The following table sets forth information concerning the rates of exchange of US$1.00 into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3789	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015
July	6.2097	6.2085	6.2097	6.2008
August	6.3760	6.3383	6.4122	6.2086
September	6.3556	6.3676	6.3836	6.3544
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January (through January 15, 2016)	6.5840	6.5678	6.5932	6.5219

(1)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

 ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability; an effective judicial system; a favorable tax system; the absence of exchange control or currency restrictions; and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to: the Cayman Islands has a less developed body of securities laws as compared to that of the United States and these securities laws provide significantly less protection to investors; and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

All of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

We have appointed                             , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Walkers, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

  ▪
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  ▪
  entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Walkers has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that such judgment: (a) is one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflicts of laws rules; (b) is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief; (c) is final and conclusive; (d) and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges. Our shareholders can, under certain circumstances, originate actions against us. See "Description of Share Capital — Differences in Corporate Law — Shareholders' Suits."

We have been advised by King & Wood Mallesons, our PRC counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Our PRC counsel has further advised us that PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the jurisdiction where the judgment is made or on reciprocity arrangements between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign civil judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a U.S. or Cayman Islands court.

In addition, although U.S. shareholders may be able to originate actions against us in China in accordance with PRC law, it will be difficult for U.S. shareholders to do so, because we are incorporated under the laws of the Cayman Islands and it is difficult for U.S. shareholders, by virtue only of holding our ADSs or common shares, to establish a connection to the PRC for a PRC court to have subject matter jurisdiction as required by the PRC Civil Procedures Law. U.S. shareholders may be able to originate actions against us in the Cayman Islands based upon Cayman Islands law. However, we do not have any substantial assets other than certain corporate documents and records in the Cayman Islands and it may be difficult for a shareholder to enforce a judgment obtained in a Cayman Islands court in China, where substantially all of our operations are conducted.

HISTORY AND CORPORATE STRUCTURE

Our History

We established Rong Jin Hui Yin on May 18, 2011 and commenced operation in July 2011. Rong Jin Hui Yin focuses on providing commodity trading and other related services. Jin Xiang Yin Rui, another major subsidiary of ours, was incorporated in the PRC by our founders on October 24, 2012 and commenced operation on the Guangdong Precious Metals Exchange in August 2013. Its primary focus is to provide commodity trading and other related services on the Guangdong Precious Metals Exchange. We also established a number of other subsidiaries in the PRC to provide technical and other support for our online spot commodity trading business, and to sell software application and provide supporting services to related parties and third parties.

In 2013 and 2014, we completed a series of restructuring to consolidate Rong Jin Hui Yin, Jin Xiang Yin Rui and various other PRC subsidiaries as wholly owned PRC subsidiaries of Win Yin Financial and Information Service Company Limited, or Win Yin Financial, a company incorporated in the Cayman Islands by our founders. Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, through their respective wholly owned holding companies, held 40%, 30% and 30% of the equity interest in Win Yin Financial, respectively.

Our company, Yintech, was incorporated on November 4, 2015 in the Cayman Islands. Yintech acquired all of the ordinary shares of Yintech Enterprise from Win Yin Financial on November 6, 2015 at par value. As a result, Qian Zhong Su, Yintech Enterprise's wholly owned PRC subsidiary, became Yintech's wholly owned subsidiary. In November 2015, Qian Zhong Su initiated a series of transactions to acquire from our ultimate shareholders, Rong Jin Hui Yin, Jin Xiang Yin, Rui, Yin Tian Xia Technology, and their subsidiaries, as its wholly owned PRC subsidiaries. The acquisitions were completed on November 18, 2015. On November 16, 2015, Qian Zhong Su acquired from third parties Sheng Ding, which commenced operation on the Guangdong Precious Metals Exchange in October 2015, to further expand our business on that exchange.

In November and December 2015, we established Jin Dou and Jin Yi to carry out business on the Shanghai Gold Exchange. We have also established additional BVI and Hong Kong subsidiaries under Yintech as shown in the chart below for future business activities.

Our Corporate Structure

The following diagram illustrates our corporate structure, the places of incorporation and the ownership interests of our subsidiaries as of the date of this prospectus.

 SELECTED COMBINED FINANCIAL AND OPERATING DATA

As Yintech is a holding company with no substantial operation, these financial statements were prepared as predecessor financial statements by combining all of the operating entities which were subsequently transferred to Yintech in connection with the reorganization that was completed on November 18, 2015. Prior to and following the reorganization, the operating entities are subject to identical ultimate ownership and we presented the combined financial statements of the operating entities in a manner similar to pooling of interests. We present below our selected combined financial and operating data for the periods indicated. The following selected combined statements of comprehensive income data for the years ended December 31, 2013 and 2014 and the selected combined balance sheet data as of December 31, 2013 and 2014 have been derived from our audited combined financial statements included elsewhere in this prospectus.

The following selected combined statements of comprehensive income data for the nine months ended September 30, 2014 and 2015 and the selected combined balance sheet data as of September 30, 2015 are derived from our unaudited condensed combined interim financial statements included elsewhere in this prospectus. The unaudited condensed combined interim financial statements included all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

The selected combined financial and operating data should be read in conjunction with our combined financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The combined financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

Combined Statements of Comprehensive Income Data

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
(in thousands, except per share data)	RMB	RMB	US$	RMB	RMB	US$
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Commissions and fees, net	413,258	860,819	135,442	596,783	769,258	121,036
Trading gains/(losses), net	214,861	268,850	42,301	121,573	165,298	26,008
Interest and investment income	365	445	70	121	4,167	656
Other revenues	1,436	27,693	4,357	18,516	45,597	7,174

Total revenue	629,920	1,157,807	182,170	736,993	984,320	154,874

Expenses
Employee compensation and benefits	(82,876)	(214,431)	(33,739)	(137,865)	(279,943)	(44,047)
Advertising and promotion	(256,092)	(285,732)	(44,958)	(236,999)	(167,598)	(26,370)
Research service from a related party	(106,050)	—	—	—	—	—
Information technology and communications	(11,603)	(21,238)	(3,342)	(16,975)	(22,033)	(3,467)
Occupancy and equipment rental	(21,377)	(39,487)	(6,213)	(29,329)	(30,949)	(4,870)
Taxes and surcharges	(5,200)	(18,884)	(2,971)	(10,764)	(16,173)	(2,545)
Other expenses	(34,569)	(58,688)	(9,234)	(25,548)	(36,985)	(5,819)

Total expenses	(517,767)	(638,460)	(100,457)	(457,480)	(553,681)	(87,118)

Income before income taxes	112,153	519,347	81,713	279,513	430,639	67,756
Income taxes	(5,321)	(37,390)	(5,883)	(25,657)	(75,762)	(11,921)

Net income	106,832	481,957	75,830	253,856	354,877	55,835

Earnings per share(1)
Earnings per share, basic	0.11	0.48	0.08	0.25	0.35	0.06
Earnings per share, diluted	0.11	0.48	0.08	0.25	0.34	0.06

(1)
Basic and diluted earnings per share are pro forma data based on the restructuring of capital arrangement as of November 18, 2015 to reflect the issuance of 1,000,000,000 ordinary shares by our company during the reorganization.

Combined Balance Sheet Data

	As of December 31,			As of September 30,
	2013	2014		2015
(in thousands)	RMB	RMB	US$	RMB	US$
			(unaudited)	(unaudited)	(unaudited)
Assets
Cash	109,195	83,534	13,143	268,039	42,174
Derivative assets	20	—	—	5,901	928
Available-for-sale investments	30,000	354,000	55,699	—	—
Deposits with clearing organizations	125,170	234,869	36,955	140,727	22,142
Amount due from related parties	3,516	8,800	1,385	1,101	173
Equipment and leasehold improvements	20,761	23,652	3,722	19,592	3,083
Deferred tax assets	2,088	1,794	282	796	125
Other assets	44,821	56,609	8,906	52,375	8,241

Total assets	335,571	763,258	120,092	488,531	76,866

Liabilities and Equity
Derivative liabilities	10	—	—	21,699	3,414
Amount due to related parties	39,783	—	—	—	—
Income tax payable	5,781	26,582	4,182	43,940	6,914
Accounts payable	30,585	23,156	3,643	10,809	1,701
Accrued employee benefits	20,041	48,530	7,636	60,489	9,517
Other liabilities	31,278	51,804	8,151	25,380	3,993

Total liabilities	127,478	150,072	23,612	162,317	25,539

Shareholders' Equity
Paid-in capital	109,000	125,000	19,667	125,000	19,668
Additional paid-in capital	424	7,560	1,189	30,711	4,831
Retained earnings	98,669	480,626	75,623	170,503	26,828

Total shareholders' equity	208,093	613,186	96,480	326,214	51,327

Total liabilities and shareholders' equity	335,571	763,258	120,092	488,531	76,866

Non-GAAP Financial Measures

To supplement our combined financial statements which are presented in accordance with U.S. GAAP, we use adjusted revenue, adjusted net income and adjusted net income margin as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our core operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our combined results of operations in the same manner as our management and in comparing financial results across accounting periods.

Adjusted revenue represents revenue that excludes (i) amounts paid to related parties under our historical risk sharing agreements, as mentioned in "Related Party Transactions — Transactions with Certain Directors, Shareholders and Affiliates and Key Management Personnel," and (ii) net trading gains and losses resulting from our principal positions under spot commodity contracts when we serve as counterparty to our customers' trades on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. Our management focuses on our core business that generates commissions and had historically adopted different hedging strategies to reduce our exposure to market risks. In 2015, we entered into a risk and return transfer arrangement with a third party fund, pursuant to which any gains and losses resulting from our principal positions on these two exchanges will be transferred to such fund. The arrangement took effect on August 23, 2015 and as long as it remains in force, we would not generate any gains or losses from such principal positions, eliminating our exposure to market risks. If such arrangements were in place since 2013, we would not have generated any net gains or losses from spot commodity contracts, and would not have entered into risk sharing agreements with related parties. Therefore, our management believes that by removing these items, the adjusted revenue more fairly presents the historical performance of our core business operation and makes it more comparable to our performance going forward.

Adjusted net income represents net income that (i) excludes amounts paid to related parties under our historical risk sharing agreements, (ii) excludes net trading gains and losses resulting from our principal positions when we serve as counterparty to our customers' trades on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, and (iii) adds back change of tax to reflect the accurate tax burden due to adjustment of revenue.

Adjusted net income margin reflects the ratio of adjusted net income as a percentage of adjusted revenue. Our management believes this margin more fairly presents the historical performance of our core business operation and makes it more comparable to our performance going forward.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. The following table reconciles our adjusted revenue and adjusted net income in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
(in thousands, except percentages)	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP Calculation
Revenue	629,920	1,157,807	182,170	736,993	984,320	154,874
Amount shared with related parties(1)	244,305	—	—	—	—	—
Net trading gains on spot commodity contracts(2)	(342,445)	(263,649)	(41,483)	(120,048)	(172,559)	(27,151)

Adjusted revenue	531,780	894,158	140,687	616,945	811,761	127,723

Net income	106,832	481,957	75,830	253,856	354,877	55,835
Amount shared with related parties(1)	244,305	—	—	—	—	—
Net trading gains on spot commodity contracts(2)	(342,445)	(263,649)	(41,483)	(120,048)	(172,559)	(27,151)
Change of tax(3)	24,535	65,912	10,371	30,012	43,140	6,788

Adjusted net income	33,227	284,220	44,718	163,820	225,458	35,472

Adjusted net income margin(4)	6.2%	31.8%	31.8%	26.6%	27.8%	27.8%

(1)
The amount of spread fees and net trading gains on spot commodity contracts that were shared under our historical risk sharing agreements.

(2)
The amount of net trading gains are from our principal positions as a result of serving as counterparty to our customers' spot commodity contracts on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. We recently entered into a risk and return transfer arrangement with a third party fund, pursuant to which all our trading gains and losses on these two exchanges will be transferred to such fund. The arrangement took effect on August 23, 2015 and as long as it remains in force, we will not generate such gains or losses.

(3)
Change of tax is calculated as the sum of amount shared with related parties and trading gains on spot commodity contracts, times the applicable tax rate of 25% for that particular subsidiary.

(4)
Adjusted net income margin is adjusted net income divided by adjusted revenue.

In light of the foregoing limitations for these non-GAAP financial measures, when assessing our operating and financial performance, you should not consider adjusted revenue, adjusted net income or adjusted net income margin in isolation or as a substitute for our operating or financial performance measures that are calculated in accordance with U.S. GAAP. In addition, because these non-GAAP measures may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the combined financial statements and the notes to those statements included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere. See "Risk Factors" and "Special Note Regarding Forward-looking Statements."

Overview

We are the largest online provider of spot commodity trading services in China by customer trading volume in 2014, according to Euromonitor. We currently facilitate the trading by individual customers of silver, gold and other precious metals and commodities on three leading exchanges, namely the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, which were the No. 1, No. 2 and No. 4 spot commodity exchange in China in terms of trading volume in 2014, respectively. We have been the largest service provider by customer trading volume on the Tianjin Precious Metals Exchange since 2012, and the largest service provider on the Guangdong Precious Metals Exchange since October 2015. We commenced our operation on the Shanghai Gold Exchange in November 2015 and our customer trading volume has been growing rapidly since then.

We focus on premier customers and currently require each customer to deposit at least RMB100,000 (US$15,734) for account activation. Based on our experience, the total invested amount of a customer is often significantly higher. We believe this strategy helps us focus our resources on providing better services and build a base of customers with greater sophistication and risk tolerance, who are more suited to leveraged spot commodity trading. The growing customer base has contributed to the significant growth of our customer trading volume. As of September 30, 2015, there were approximately 45,000 customers who had opened and activated accounts with us, among which approximately 19,000 had executed trades with an aggregate customer trading volume of RMB507.8 billion (US$79.9 billion) for the nine months ended September 30, 2015.

We provide our customers with comprehensive services, including account opening, investor education, market information, research, live discussion boards and real-time customer support. Most services are delivered online through our proprietary client software and call center and we do not operate physical branches. Our client software provides not only market information and analysis, but also interactive functions including live discussion boards and instant messaging with customer service representatives, which we believe enhance our customers' engagement. Internally, we collect and analyze customer behavior and communication data from our client software, customer relationship management system and the exchanges, which allow us to better understand, attract and serve our customers.

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the three exchanges we operate on, we do not set, quote or influence the trading prices, and cannot access our customers' money. On the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, we are required to serve as counterparty to our customers' trades. We recently entered into a risk and return transfer arrangement to pass the risks and returns associated with such principal positions to a third party fund, which means we do not gain from our customers' losses or lose from their gains. On the Shanghai Gold Exchange, we serve as an agent and do not hold principal positions.

We have achieved substantial growth since our commencement of operation in July 2011. Our revenues increased significantly from RMB629.9 million in 2013 to RMB1,157.8 million (US$182.2 million) in 2014, and from RMB737.0 million for the nine months ended September 30, 2014 to RMB984.3 million (US$154.9 million) for the nine months ended September 30, 2015. We recorded net income of RMB106.8 million, RMB482.0 million (US$75.8 million), RMB253.9 million and RMB354.9 million (US$55.8 million) in 2013, 2014 and the nine months ended September 30, 2014 and 2015, respectively.

Key Components of Results of Operations

Revenues

Our revenues consist of net commissions and fees, net trading gains and losses, interest and investment income and other revenues. Other revenues primarily consist of revenue from sales of application services, sales of silver products, government grants and awards from the two exchanges we operate on and others.

Net Commissions and Fees

Net Commissions and fees are the largest component of our revenues and represented 65.6%, 74.3%, 81.0% and 78.2% of our total revenues for the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015, respectively. The components of our net commissions and fees are set out below:

Spread fees:    Spread fees are set by the exchanges as the differences between customers' buying and selling prices quoted by the Exchanges, expressed either as a fixed amount per weight unit or a fixed percentage of the notional transaction value. We earn spread fees either at the opening or closing of a position.

Net trading commissions:    The standard trading commission rate is set by the exchanges and generally ranges from 0.03% to 0.05% of the notional transaction value and charged at the opening and closing of a position. We offer rebates on trading commissions to certain customers on an individual customer basis based on expected trading volume and equity level of each individual customer. Our net trading commissions are net of such rebates.

Net overnight fees:    Overnight fees are generated from customers who hold a long or short position overnight to the next trading day. The standard overnight fee rate is set by the exchanges and generally ranges from 0.01% to 0.02% of the notional value of the position. We offer rebates on overnight fees to certain customers based on expected trading volume and equity level of each individual customer. Our net overnight fees are net of such rebates.

The spread fees, trading commissions and overnight fees are settled on a daily basis. The rebates are normally settled on a monthly basis.

Our net commissions and fees are influenced by our customers' trading volume, which is the aggregate notional value of their transactions. Our customers' trading volume is directly influenced by the demand for spot commodity trading by individual investors, which is affected by the general social and economic conditions in the PRC, as well as individual investors' preference on the choice of investment products. In addition, customers' trading activities are to some extent influenced by the trading price volatility of the relevant commodities. The periods of increased fluctuations of commodity trading prices often coincide with higher levels of trading volumes by our customers.

Our net commissions and fees are also affected by the effective fee rate, which is our net commissions and fees divided by the total customer trading volume for the period indicated. A higher effective fee rate would generate more net commissions and fees for us, when the customer trading volume is constant. Our effective fee rate is primarily influenced by the standard fee rates for trading commissions, spread fees and overnight fees stipulated by the exchanges we operate on, as well as the rebates we offer to our customers.

The following table sets forth the breakdown of our customer trading volume, net commissions and fees and effective fee rate by commodity exchange for the periods indicated.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
Customer trading volume (in million)
Tianjin Precious Metals Exchange	367,969	563,737	88,699	403,826	354,006	55,700
Guangdong Precious Metals Exchange	5,820	59,677	9,390	39,496	153,763	24,193

Total	373,789	623,414	98,089	443,322	507,769	79,893

Commissions and fees, net (in thousands)
Tianjin Precious Metals Exchange	520,656	773,483	121,701	538,522	561,720	88,382
Guangdong Precious Metals Exchange	8,849	87,336	13,741	58,261	207,538	32,654
Net of spread fees shared with related parties(1)	(116,247)	—	—	—	—	—

Total	413,258	860,818	135,442	596,783	769,258	121,036

Effective fee rate
Tianjin Precious Metals Exchange(2)	0.141%	0.137%	—	0.133%	0.159%	—
Guangdong Precious Metals Exchange(2)	0.152%	0.146%	—	0.148%	0.135%	—
Average effective fee rate(3)	0.142%	0.138%	—	0.135%	0.151%	—

(1)
Represents the amount shared with related parties pursuant to the risk sharing arrangements in 2013.

(2)
Represents the net commissions and fees (without deducting the spread fees shared with related parties) as a percentage of the customer trading volume on this exchange.

(3)
Represents the net commissions and fees (without deducting the spread fees shared with related parties) as a percentage of the total customer trading volume of the two exchanges. For purposes of this prospectus, "average effective fee rate" mentioned elsewhere in this prospectus refers to the average effective fee rate appears in the above table.

Net Trading Gains/(Losses)

We recorded net trading gains, representing 34.1%, 23.2%, 16.5% and 16.8% of our revenues for the years ended December 31, 2013 and 2014 and for the nine months ended September 30, 2014 and 2015, respectively. The following table sets forth the breakdown of our net trading gains for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Spot commodity contracts	342,445	263,649	41,483	120,048	172,559	27,151
Risk sharing contracts with related parties	(128,058)	—	—	—	—	—
Risk and return transfer arrangement	—	—	—	—	(15,798)	(2,486)
Commodity future contracts	67	1,532	241	(48)	490	78
Trading of physical commodities	38	804	127	464	632	99
Available-for-sale investments	369	2,865	450	1,109	7,415	1,166

Total	214,861	268,850	42,301	121,573	165,298	26,008

Our net trading gains from spot commodity contracts represent the gains on (i) our principal positions as a result of serving as counterparty to our customers' trades and (ii) our hedging position with special members of the exchanges in the relevant periods. Prior to November 2013, we shared a portion of such gains and losses with related parties as a means to reduce our exposure to market risks. From November 2013 to August 22, 2015, we hedged our principal positions by entering into spot commodity contracts with special members of the exchanges when certain thresholds were triggered. Commencing August 23, 2015, our gains and losses arising from exchange-traded spot commodity contracts with customers are transferred to, and absorbed by a third party fund pursuant to our risk and return transfer arrangement. Amounts transferred to or from the fund are recorded against our net trading gains and losses. Accordingly, we will no longer generate gains or losses from spot commodity contracts in the future as long as the arrangement remains in force.

Our net trading gains from commodity future contracts represent the net gains from hedging, through the Shanghai Futures Exchange, of (i) our principal positions of spot commodity contracts and (ii) market risks associated with our physical sales of commodities, mostly raw silver. As long as the risk and return transfer arrangement remains in force, we will not hedge our principal positions of spot commodity contracts through the Shanghai Futures Exchange. However, we will continue to hedge the market risks associated with physical trading of commodities. We expect gains or losses from such hedging transactions will roughly offset the losses or gains from our trading of physical commodities, and the combined gains or losses of the two transactions will be non-substantial.

We also generate realized gains or losses from the sale of available-for-sale investments, most of which are from wealth management products issued by banks.

Interest and Investment Income

Our interest and investment income consists of interest income from our cash deposits. We also generate interest income from available-for-sale investments, most of which are money market funds. For the year ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, our cash deposits and money market funds totaled RMB109.2 million, RMB181.5 million (US$28.6 million) and RMB268.0 million (US$42.2 million).

Other Revenues

Our other revenues include revenue from sales of application services and sales of silver products, awards from the exchanges, government grants and others. The following table sets forth the breakdown of other revenues for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Sales of application services	778	19,249	3,029	13,040	8,122	1,278
Sales of silver products	626	2,202	346	1,723	2,454	386
Awards from the exchanges	—	—	—	—	24,428	3,844
Government grants and others	32	6,242	982	3,753	10,593	1,666

Total	1,436	27,693	4,357	18,516	45,597	7,174

Sales of application services consist of the sales of a license subscription bundled with customer support service during the license period. In 2014, we had an increase in sales of application services. However, we expect revenue from the sales of application services to be non-substantial in the future. The sales of silver products include sales of silver accessories, decorations and other products. Awards from the exchanges are cash awards we received from the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange for our contribution to the exchanges' overall trading volume, which began in 2015 and are determined by the exchanges. Government grants and others primarily include government subsidies we receive from Tianjin and other non-recurring non-operating income.

Expenses

The following table sets forth the breakdown of our expenses for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Employee compensation and benefits	(82,876)	(214,431)	(33,739)	(137,865)	(279,943)	(44,047)
Advertising and promotion	(256,092)	(285,732)	(44,958)	(236,999)	(167,598)	(26,370)
Research services from a related party	(106,050)	—	—	—	—	—
Information technology and communications	(11,603)	(21,238)	(3,342)	(16,975)	(22,033)	(3,467)
Occupancy and equipment rental	(21,377)	(39,487)	(6,213)	(29,329)	(30,949)	(4,870)
Taxes and surcharges	(5,200)	(18,884)	(2,971)	(10,764)	(16,173)	(2,545)
Other expenses	(34,569)	(58,688)	(9,234)	(25,548)	(36,985)	(5,819)

Total	(517,767)	(638,460)	(100,457)	(457,480)	(553,681)	(87,118)

Employee Compensation and Benefits

Employee compensation and benefits include (i) salaries, wages, bonuses and other benefits, (ii) training and employee activities expenses, (iii) contributions to employee contribution retirement plan, and

(iv) share-based compensation expenses for our employees. Employee compensation and benefits represented 13.2%, 18.5%, 18.7% and 28.4% of our revenues for the years ended December 31, 2013 and 2014 and for the nine months ended September 30, 2014 and 2015, respectively.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses.

Our advertising expenses represent expenses for placing advertisements on television, radio and newspaper, as well as on Internet websites, search engines and application stores. Our advertising expenses represented 19.8%, 15.5%, 17.8% and 17.0% of our revenues for the years ended December 31, 2013 and 2014 and for the nine months ended September 30, 2014 and 2015, respectively. Our advertising costs increased generally due to the growth of our business scale.

Our sales agent expenses relate to fees that we paid to external sales agent companies for their customer development services from 2013 to the end of June 2014 to develop our operations on the Tianjin Precious Metals Exchange. Since we decided to develop customers through our in-house sales team, we ceased cooperation with sales agent companies and will no longer incur such expenses in the future. Our sales agent expenses represent 20.8%, 9.1%, 14.4% and 0% of our revenues for the years ended December 31, 2013 and 2014 and for the nine months ended September 30, 2014 and 2015, respectively.

The following table sets forth the breakdown of our advertising and sales agent expenses for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Advertising expenses	124,776	179,914	28,308	131,181	167,598	26,370
Sales agent expenses	131,316	105,818	16,650	105,818	—	—

Total	256,092	285,732	44,958	236,999	167,598	26,370

Research Services from a Related Party

From January to November 2013, we paid service fees to a research company related to us for the research and other services it provided to us. For more detailed information of the arrangement, please see "Related Party Transactions — Transactions with Certain Directors, Shareholders and Affiliates and Key management Personnel." We terminated such research agreement in 2013 and moved the research function in house. We have not incurred such expenses since then and will no longer incur such expenses in the future.

Information Technology and Communications

Our information technology and communication expenses are primarily related to the expenses we paid for telecommunication network, servers and bandwidth, as well as data center services for hosting our servers.

Occupancy and Equipment Rental

Our occupancy and equipment rental fees are primarily office rental fees and server rental fees.

Taxes and Surcharges

Taxes and surcharges consist primarily of business tax and surcharges on business tax and VAT.

Other Expenses

Our other expenses consist of other miscellaneous expenses, which include consultant fees, travel and meeting expenses and other expenses.

Income Tax

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned Hong Kong subsidiaries are subject to Hong Kong profit tax on their activities conducted in Hong Kong. Dividends from our Hong Kong subsidiaries to us are exempt from Hong Kong withholding tax.

PRC

In March 2007, the PRC government enacted the EIT Law, and promulgated the related regulation Implementation Regulations for the PRC Enterprise Income Tax Law. The law and regulation came into effect on January 1, 2008. The EIT Law applies a uniform EIT rate of 25% on all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities.

As of the date of this prospectus, one of our subsidiaries, Yin Tian Xia Technology, was granted the "certified software enterprise and registered software products" qualification in 2013 and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2013 and 2014 and 12.5% from 2015 to 2017. Our other PRC subsidiaries are subject to an income tax rate of 25%.

In addition, the EIT Law treats enterprises established outside of China that have "de facto management bodies" located in China as a PRC resident enterprise for tax purposes. A "de facto management body" is defined as a management body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We currently do not believe that we or our Hong Kong subsidiaries are PRC resident enterprises but there is no assurance in this regard. If we are considered a "PRC resident enterprise" for PRC tax purposes, we would be subject to the PRC enterprise income tax on our global income. See "Risk Factors — Risks Related to Doing Business in China — We may be deemed to be a PRC resident enterprise under the EIT Law and be subject to PRC tax on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability or otherwise adversely affect the value of your investment" and "Risk Factors — Risks Related to Doing Business in China — You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs."

Pursuant to the EIT law and its implementation rules, dividends paid to non-PRC resident enterprise investors that are considered PRC-source are subject to a 10% withholding tax. Under the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion on Income, a qualified Hong Kong tax resident which is determined by the competent PRC tax authority to have satisfied relevant requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion on Income and other applicable PRC laws is entitled to a reduced withholding tax rate of 5%.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the combined financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our combined financial statements and other disclosures included in this prospectus.

Revenue Recognition

Revenue is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. These criteria as they relate to each of the following major revenue generating activities are described below.

(i) Commissions

Commissions and fees from trading business are recorded on a trade-date basis. Cash rebates on trading commission fees and overnight fees offered by us to our customers are recorded as a reduction of revenue.

(ii) Trading Gains/(Losses)

Trading gains/(losses) consist of realized and unrealized gains and losses from exchange-traded spot commodity contracts and commodity future contracts, the realized gains from trading of physical commodities, and realized gains and losses from the sale of available-for-sale investments, all presented on a net basis. Changes in fair value in relation to spot commodity contract are recorded in trading gains/losses, net on a daily basis as disclosed in the accounting policy of derivative financial instruments. Trading gains/(losses) on physical commodities are recognized when title passes and measured by the difference between the acquisition cost of the commodity and the cash received or receivable.

(iii) Interest and Investment Income

Interest income is recognized at the effective interest rate. Investment income is recognized when earned.

(iv) Other Revenues

Other revenues primarily consist of net income from sales of application services, sales of silver products, awards from the exchanges and government grants and others.

Sales of application services mainly comprise of the sale of a license subscription bundled with customer support service during the license period. Revenue from the sale of application services is recognized ratably over the term of the subscription which is generally 1 year. During the period of the arrangement, the customer does not have the contractual right to take possession of the software at any time.

Sales of silver products are recognized when goods are delivered at the customers' premises which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes VAT.

Government grants are recognized when there is reasonable assurance that they will be received and that we will comply with the conditions attaching to them. Grants that compensate us for expenses incurred are deducted in reporting the related expenses on a systematic basis in the same periods in which the expenses are incurred.

Awards from the exchanges are recognized when there is reasonable assurance that they will be received and amounts can be reasonably estimated.

Derivative Financial Instrument

We recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values.

In the normal course of business and as a comprehensive member of the exchanges, we enter into transactions in derivative financial instruments with customers. As a comprehensive member on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, we are required to serve as the counterparty of the customer trading of precious metals through exchange-traded spot commodity contracts. The two exchanges quote trading prices of the spot commodity contracts with reference to the prices from relevant international and domestic spot commodities markets. We do not apply hedge accounting, as all derivative financial instruments are held for trading purposes and therefore recorded at fair value with changes reflected in earnings. Contracts with customers are traded either as long or short positions and the notional amount and fair values of the contracts in a loss position are not offset against notional amount and the fair value of contracts in a gain position. Gains and losses (realized and unrealized) on all derivative financial instruments are shown as a component of trading gains/(losses), net.

In accordance with the exchanges' requirements, our customers must meet, at a minimum, the deposit requirements established by the exchanges at which the spot commodity contracts are traded. Therefore, exchange traded spot commodity contracts generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements, or the variation margin, and the deposit requirements of the exchanges. The variation margin payments represent the daily settlement of the outstanding exposure of the derivative contract. Likewise, as the counterparty to the customer trades, we are also required to place deposits with custodian banks of the exchanges to meet the minimum deposit requirements. Such amount placed at banks to meet the deposit requirements is included in deposits with clearing organizations and restricted from withdrawal.

In 2013 and 2014, we entered into commodity future contracts on the Shanghai Futures Exchange to manage our exposure on spot commodity contracts and physical trading of raw silver. Commodity future contracts are recorded at fair value with changes reflected in earnings. Gains and losses from these contracts are recorded in trading gains/(losses), net.

In 2013, we entered into risk sharing agreements with entities controlled by our founders. Under the risk sharing agreements, certain percentages of the spread fees are shared with these companies in compensation for them to take certain percentages of the trading gains or losses arising from exchange-traded spot commodity contracts with customers by us. The shared spread fees are recorded in commissions and fees, net. The shared trading gains and losses are recorded in trading gains/(losses), net.

In 2015, we entered into a risk and return transfer arrangement with a third party fund, pursuant to which our gains and losses arising from exchange-traded spot commodity contracts with customers are transferred to such fund. The gains and losses transferred are recorded in trading gains/(losses), net.

Available-for-sale Investments

We classify wealth management products issued by banks and money market funds issued by fund management companies as available-for-sale investments. Available-for-sale investments are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale investments are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and are recorded as trading gains and losses. Interest and investment income are recognized when earned.

Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We elect to accrue any interest or penalties related to an underpayment of income taxes as part of its income tax expense.

Share-based Compensation

Win Yin Financial granted stock options and restricted share units on its shares to its employees pursuant to its 2013 Share Option Scheme, 2014 Share Option Scheme and Pre-IPO Restricted Share Unit Scheme, or the Share Incentive Plans. Pursuant to the group reorganization completed on November 18, 2015, our Company became the holding company of the group and the majority of the operating PRC subsidiaries under Win Yin Financial became our wholly owned PRC subsidiaries. In connection with the reorganization, we assumed the Share Incentive Plans from Win Yin Financial and adopted the Share Incentive Plans. We issued stock options and RSUs to our employees to replace the stock options and RSUs issued by Win Yin Financial. The terms and conditions of the stock options and RSUs with respect to vesting and exercisability remain the same.

We apply ASC 718 to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their fair value on the grant dates. We have elected to recognize compensation expense using a straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the equity awards that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates.

Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. We, with the assistance of an independent third party valuation firm, determined the fair value of the stock options and RSUs granted to employees.

The fair value of options and RSUs granted to employees and nonemployees is determined based on a number of factors including valuations. In determining the fair value of our equity instruments, we referred to valuation reports prepared by an independent third-party appraisal firm, based on data we provided. The valuation reports provided us with guidelines in determining the fair value of the equity instruments, but we are ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements.

The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. The Black-Scholes option pricing model was applied in determining the estimated fair value of the RSUs granted to employees. A change in any of the terms or conditions of the stock options or RSUs is accounted for as a modification of the plan. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified option over the fair value of the original option or RSU immediately before its terms are modified, measured based on the fair value of the ordinary shares and other pertinent factors at the modification date. For vested stock options or RSUs, we recognize incremental compensation cost in the period the modification occurs. For unvested stock options or RSUs, we recognize over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified option or RSU is lower than the fair value of the original option or RSU immediately before modification, the minimum compensation cost we recognize is the cost of the original award.

The following table presents the assumptions used to estimate the fair values of the share options and RSUs granted in the periods presented:

	Options as of December 3, 2013	Options as of December 15, 2014	RSUs as of January 15, 2015
Expected volatility	40.45%	39.53%	39.53%
Option life	6.25	6.97-8.97	—
Expected dividends	—	—	—
Risk-free interest rate	1.46%	1.41%-1.61%	1.41%-1.61%

If any of the assumptions used in the binomial option pricing model or Black-Scholes option pricing model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

The following table sets forth the options and RSUs granted under the share option plans from 2013 to the prospectus date:

	Type of Awards	Underlying Ordinary Shares of Awards	Exercise Price	Fair Value of Underlying Ordinary Shares
			RMB	RMB
Grant Date
December 3, 2013	Options	36,771,900	1.00	0.65
December 15, 2014	Options	46,524,100	1.00	2.01
January 15, 2015	RSUs	12,665,000	—	2.01

We believe that the increase in the fair value of underlying ordinary shares for the period from RMB0.65 per ordinary share as of December 3, 2013 to RMB2.01 per ordinary shares as of December 15, 2014 and January 15, 2015 was primarily attributable to the following factors:

  ▪
  the significant increase of our net profit from RMB106.8 million in 2013 to RMB482.0 million (US$75.8 million) in 2014;

  ▪
  the rapid growth of our business on the Guangdong Precious Metals Exchange in 2014, with an increase of trading volume from RMB5,820 million in 2013 to RMB59,677 million in 2014, making us a leading service provider of spot commodity trading on such exchange ever since; and

  ▪
  the continued growth of our business on the Tianjian Precious Metals Exchange in 2014, with an increase of trading volume from RMB367,969 million in 2013 to RMB563,737 million in 2014.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our combined financial statements, we and our independent registered public accounting firm identified one material weakness and other control deficiencies in our internal control over financial reporting as of December 31, 2014. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as they will be required to do once we become a public company and our independent registered public accounting firm will be required to do once we cease to be an emerging growth company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

One material weakness identified relates to our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements and failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting, which contributed to inadequate controls in the application of accounting policies in the United States.

To address the material weakness and control deficiencies identified and to improve our internal control over financial reporting and disclosure controls, we have taken initiatives to implement and plan to implement further measures. We are in the process of hiring additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements, and engage external advisors such as our independent registered public accounting firm to provide trainings on U.S. GAAP and SEC regulations for our accounting personnel. We will also develop and implement a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide day-to-day accounting operations and reporting work. We expect to complete these measures as soon as practicable. We expect that we will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

Results of Operations

The following table sets forth a summary of our combined results of operations, both in absolute amounts and as a percentage of our net revenues for the periods indicated. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
(in thousands, except per share data)	RMB	RMB	US$	RMB	RMB	US$
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Commissions and fees, net	413,258	860,819	135,442	596,783	769,258	121,036
Trading gains/(losses), net	214,861	268,850	42,301	121,573	165,298	26,008
Interest and investment income	365	445	70	121	4,167	656
Other revenues	1,436	27,693	4,357	18,516	45,597	7,174

Total revenue	629,920	1,157,807	182,170	736,993	984,320	154,874

Expenses
Employee compensation and benefits	(82,876)	(214,431)	(33,739)	(137,865)	(279,943)	(44,047)
Advertising and promotion	(256,092)	(285,732)	(44,958)	(236,999)	(167,598)	(26,370)
Research service from a related party	(106,050)	—	—	—	—	—
Information technology and communications	(11,603)	(21,238)	(3,342)	(16,975)	(22,033)	(3,467)
Occupancy and equipment rental	(21,377)	(39,487)	(6,213)	(29,329)	(30,949)	(4,870)
Taxes and surcharges	(5,200)	(18,884)	(2,971)	(10,764)	(16,173)	(2,545)
Other expenses	(34,569)	(58,688)	(9,234)	(25,548)	(36,985)	(5,819)

Total expenses	(517,767)	(638,460)	(100,457)	(457,480)	(553,681)	(87,118)

Income before income taxes	112,153	519,347	81,713	279,513	430,639	67,756
Income taxes	(5,321)	(37,390)	(5,883)	(25,657)	(75,762)	(11,921)

Net income	106,832	481,957	75,830	253,856	354,877	55,835

Earnings per share(1)
Earnings per share, basic	0.11	0.48	0.08	0.25	0.35	0.06
Earnings per share, diluted	0.11	0.48	0.08	0.25	0.34	0.06

(1)
The basic and diluted earnings per share are pro forma data based on the restructuring of capital arrangement as of November 18, 2015 to reflect the issuance of 1,000,000,000 common shares by the Company upon reorganization.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Revenues

Our revenues increased by 33.6% from RMB737.0 million in the first nine months of 2014 to RMB984.3 million (US$154.9 million) in the first nine months of 2015, primarily due to an increase in our net commissions and fees and net trading gains and losses.

  Net Commissions and Fees

Our net commissions and fees increased by 28.9% from RMB596.8 million in the first nine months of 2014 to RMB769.3 million (US$121.0 million) in the first nine months of 2015, primarily due to the growth of our customer trading volume and increase in our average effective fee rate.

Our customer trading volume increased by 14.5% from RMB443.3 billion in the first nine months of 2014 to RMB507.8 billion (US$79.9 billion) in the first nine months of 2015, in line with our growing customer base and overall scale of operation.

Our average effective fee rate increased from 0.135% in the first nine months of 2014 to 0.151% in the first nine months of 2015. This was mainly due to the increase in spread fee rate (spread fees divided by customer trading volume) in the same period from our operation on the Tianjin Precious Metals Exchange. The daily average closing price of silver, which was the main commodity traded on that exchange, decreased by 19.4% from RMB3,942 per kilo in the first nine months of 2014 to RMB3,177 per kilo in the first nine months of 2015, while the spread fee set by the exchange remained at RMB8 per kilo, resulting in the increased spread fee rate. On the other hand, the spread fee rate remained relatively stable on the Guangdong Precious Metals Exchange because its spread fee was also reduced from RMB8 per kilo to RMB6 per kilo in the second half of 2014.

  Net Trading Gains/(Losses)

Our net trading gains increased by 36.0% from RMB121.6 million in the first nine months of 2014 to RMB165.3 million (US$26.0 million) in the first nine months of 2015. The net trading gains in the first nine months of 2014 included primarily the net realized gains from spot commodity contracts of RMB120.0 million, which was the result of our customers' trading activities and our corresponding hedging activities. Our net trading gains from January 1, 2015 to August 22, 2015 were RMB156.8 million from spot commodity contracts. Our net trading gains on spot commodity contracts from August 23, 2015 to September 30, 2015 were RMB15.8 million and were transferred to a third party fund pursuant to our risk and return transfer arrangement that took effect on August 23, 2015. As long as the risk and return transfer arrangement remains in force, we will not incur net gains or losses from spot commodity contracts, and we expect our net trading gains and losses in the future to be non-substantial.

  Interest and Investment Income

Our interest and investment income increased from RMB0.1 million in the first nine months of 2014 to RMB4.2 million (US$0.7 million) in the first nine months of 2015, primarily due to an increase in our available-for-sale investments that we held during the relevant period.

  Other Revenues

Our other revenues increased from RMB18.5 million in the first nine months of 2014 to RMB45.6 million (US$7.2 million) in the first nine months of 2015, primarily due to (i) awards of RMB24.4 million (US$3.8 million) from the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange for our contribution to the exchanges' overall trading volume in the first nine months of 2015, (ii) an increase in sales of silver products, and (iii) an increase in government grants due to increase in tax refund and government subsidies, which were partly offset by a decrease in sales of application services, due to a non-recurring sale transaction of our application services to a commodity trading service provider in 2014.

Expenses

Our expenses increased by 21.0% from RMB457.5 million in the first nine months of 2014 to RMB553.7 million (US$87.1 million) in the first nine months of 2015, primarily due to growth of our business.

  Employee Compensation and Benefits

Our employee compensation and benefits increased by 103.1% from RMB137.9 million in the first nine months of 2014 to RMB279.9 million (US$44.0 million) in the first nine months of 2015, primarily due to (i) the increase in the number of our employees, largely resulting from the increase in our sales personnel when we hired approximately 800 employees from third party sales agent companies in July 2014, after we terminated customer development arrangements with them and (ii) increased share-based compensation expenses from RMB3.6 million in the first nine months of 2014 to RMB22.2 million (US$3.5 million) in the first nine months of 2015, due to costs associated with RSUs issued in January 2015 and the increased recognized costs associated with options issued in December 2014.

  Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses. Our advertising expenses increased by 27.8% from RMB131.2 million in the first nine months of 2014 to RMB167.6 million (US$26.4 million) in the first nine months of 2015 due to the growth of our business. Our sales agent expenses decreased from RMB105.8 million for the first nine months of 2014 to nil for the first nine months of 2015, due to the termination of arrangements with sales agent companies on Tianjin Precious Metals Exchange in June 2014.

  Information Technology and Communications

Our information technology and communication expenses increased by 29.8% to RMB22.0 million (US$3.5 million) in the first nine months of 2015 compared to RMB17.0 million in the first nine months of 2014, primarily due to the growth of our business.

  Occupancy and Equipment Rental

Our occupancy and equipment rental expenses increased slightly by 5.5% from RMB29.3 million in the first nine months of 2014 to RMB30.9 million (US$4.9 million) in the first nine months of 2015, primarily due to the increase of our office rental fees due to the growth in our operational scale.

  Taxes and Surcharges

Our taxes and surcharges increased from RMB10.8 million in the first nine months of 2014 to RMB16.2 million (US$2.5 million) in the first nine months of 2015, primarily due to increase in trading commissions in the Tianjin Precious Metals Exchange which are subject to business tax and surcharges on business tax, and an increase in trading commissions on Guangdong Precious Metals Exchange and an increase in revenue of Yin Tian Xia Technology from intra-group sale of application services, both of which are subject to VAT surcharges.

  Other Expenses

Other expenses increased by 44.8% to RMB37.0 million (US$5.8 million) in the first nine months of 2015 from RMB25.5 million in the first nine months of 2014, which is largely in line with our business growth.

Income Taxes

Our income tax expenses significantly increased to RMB75.8 million (US$11.9 million) in the first nine months of 2015 from RMB25.7 million in the first nine months of 2014, primarily due to (i) the increase in our profit before taxation from RMB279.5 million in the first nine months of 2014 to RMB430.6 million (US$67.8 million) in the first nine months of 2015, and (ii) the increase of our effective tax rate from 9.0% for the first nine months of 2014 to 18.0% for the first nine months of 2015. The increase in effective tax rate was mainly because the income tax rate of our subsidiary, Yin Tian Xia Technology increased from 0% in 2014 to 12.5% in 2015 which will remain 12.5% till 2017. Except Yin Tian Xia Technology, our other PRC subsidiaries are subject to an income tax rate of 25%.

Net Income

As a result of the foregoing, our net income increased to RMB354.9 million (US$55.8 million) in the first nine months of 2015 from RMB253.9 million in the first nine months of 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

Revenues

Our revenues increased by 83.8% from RMB629.9 million in 2013 to RMB1,157.8 million (US$182.2 million) in 2014, primarily due to an increase in our net commissions and fees, as well as an increase in net trading gains and other revenues.

  Net Commissions and Fees

Our net commissions and fees increased by 108.3% from RMB413.3 million in 2013 to RMB860.8 million (US$135.4 million) in 2014. Excluding amounts shared with related parties of RMB116.2 million in 2013, our net commissions and fees increased by 62.6% from RMB529.5 million in 2013 to RMB860.8 million (US$135.4 million) in 2014, primarily due to a 66.8% increase in our customer trading volume from RMB373.8 billion in 2013 to RMB623.4 billion (US$98.1 billion) in 2014, which is slightly offset by the decrease of our average effective fee rate from 0.142% in 2013 to 0.138% in 2014. The decrease in average effective fee rate is mainly due to our increased rebates on trading commissions as a result of increased competition. We shared RMB116.2 million of spread fees with related parties in 2013 pursuant to our historical risk sharing arrangement.

  Net Trading Gains/(Losses)

Our net trading gains increased by 25.1% from RMB214.9 million in 2013 to RMB 268.9 million (US$ 42.3 million) in 2014. The net trading gains in 2013 included primarily the net realized gains from spot commodity contracts of RMB 342.4 million, which was the result of our customers' trading activities, offset by RMB128.1 million shared with related parties pursuant to our historical risk sharing arrangement. The net trading gains in 2014 included primarily the net realized gains from spot commodity contracts of RMB 263.6 million (US$41.5 million), which was a result of our customers' trading activities and our corresponding hedging activities.

  Interest and Investment Income

Our interest income increased by 21.9% from RMB0.4 million in 2013 to RMB0.5 million (US$0.1 million) in 2014, primarily due to an increase in the available-for-sale investments we held, which usually bear higher interest rates than cash deposits with banks.

  Other Revenues

Our other revenue significantly increased from RMB1.4 million in 2013 to RMB27.7 million (US$4.4 million) in 2014, primarily due to (i) an increase of sales of application services from RMB0.8 million in 2013 to RMB19.2 million in 2014, resulting from the sales of our client software license and related services to a commodity trading service provider, (ii) an increase of sales of silver products, and (iii) local government grants of RMB4.6 million we received in Shanghai in 2014.

Expenses

Our expenses increased by 23.3% from RMB517.8 million to RMB638.5 million (US$100.5 million) in 2014, primarily due to the growth of our business.

  Employee Compensation and Benefits

Our employee compensation and benefits increased by 158.7% from RMB82.9 million in 2013 to RMB214.4 million (US$33.7 million) in 2014. The number of our employees increased significantly from 1,002 as of December 31, 2013 to 1,970 as of December 31, 2014, primarily due to (i) our recruitment of certain sales and research staff who were employees of the sales agent companies and the research company after we terminated cooperation with them, and (ii) the increase in our employees in line with our business growth.

We incurred share-based compensation expenses of RMB7.0 million (US$1.1 million) in 2014 compared to RMB0.4 million in 2013, mainly because our share-based compensation in 2014 reflected (i) the expenses associated with the share options granted in December 2013 for which we incurred for the full year of 2014, and (ii) the expenses associated with the share options granted in December 2014.

  Advertising and Promotion

Our advertising and promotion expenses increased by 11.6% from RMB256.1 million in 2013 to RMB285.7 million (US$45.0 million) in 2014, primarily due to the increase in our advertising expenses, which was partly offset by a decrease in our sales agent expenses.

Our advertising expenses increased by 44.2% from RMB124.8 million in 2013 to RMB179.9 million (US$28.3 million) in 2014, which was in line with the growth of our customer base.

From January 2013 to June 2014, we hired sales agents to develop customers on the Tianjian Precious Metals Exchange, while we developed customers on our own on the Guangdong Precious Metals Exchange. We paid these sales agents fees as a percentage of the trading volume generated by the customers they developed. We terminated cooperation with all sales agent companies in June 2014 and moved the customer development function on the Tianjin Precious Metals Exchange in house. The sales agent expenses incurred was RMB131.3 million in 2013 and RMB105.8 million (US$16.7 million) in 2014.

  Research Services from a Related Party

Research service represented the fees we paid to a related external research company for the research other services it provided to us. We had research service expenses of RMB106.1 million in 2013. We did not incur research service expenses in 2014 because we terminated such arrangement in November 2013 and moved research function in-house.

  Information Technology and Communications

Our information technology and communication expenses increased significantly from RMB11.6 million in 2013 to RMB21.2 million (US$3.3 million) in 2014, primarily due to the growth of our business.

  Occupancy and Equipment Rental

Our occupancy and equipment rental expenses increased by 84.7% from RMB21.4 million in 2013 to RMB39.5 million (US$6.2 million) in 2014, primarily due to the increase of our office space, servers and other equipments in line with our business expansion.

  Taxes and Surcharges

Our taxes and surcharges increased significantly from RMB5.2 million in 2013 to RMB18.9 million (US$3.0 million) in 2014, primarily due to increase in trading commissions on the Tianjin Precious Metals Exchange which are subject to business tax and surcharges on business tax, and an increase in trading commissions on Guangdong Precious Metals Exchange and an increase in revenue of Yin Tian Xia Technology from intra-group sale of application services, both of which are subject to VAT surcharges.

  Other Expenses

Other expenses increased from RMB34.6 million in 2013 to RMB58.7 million (US$9.2 million) in 2014, which is in line with our business growth.

Income Taxes

Our income tax expenses significantly increased from RMB5.3 million in 2013 to RMB37.4 million (US$5.9 million) in 2014, primarily due to the increase in our profit before taxation from RMB112.2 million to RMB519.3 million (US$81.7 million), and the increase of our effective tax rate from 5.0% in 2013 to 7.0% in 2014.

Net Income

As a result of the foregoing, our net income increased from RMB106.8 million in 2013 to RMB482.0 million (US$75.8 million) in 2014.

Liquidity and Capital Resources

Our principal sources of liquidity were cash generated from our operations and capital injections by our shareholders. We plan to finance our future operating liquidity primarily from cash generated from our operations and cash on hand. As of December 31, 2013 and 2014 and September 30, 2015, we had RMB109.2 million, RMB83.5 million (US$13.1 million) and RMB268.0 million (US$42.2 million), respectively, in cash and cash equivalents which consisted of cash on hand and cash deposited with banks. We also held available-for-sale investments that can be redeemed on demand of RMB30.0 million, RMB354.0 million (US$55.7 million) and nil as of December 31, 2013 and 2014 and September 30, 2015. The available-for-sale investments we held are mainly wealth management products issued by banks and money market funds issued by fund management companies. We have been able to meet our working capital needs in the past, and we believe that we will be able to meet our working capital needs in the foreseeable future, with the estimated net proceeds from this offering, our internal financial resources and cash flow from our operations.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	(21,980)	431,508	67,897	261,363	487,199	76,658
Net cash provided by (used in) investing activities	31,565	(327,671)	(51,559)	(217,837)	362,306	57,006
Net cash provided by (used in) financing activities	33,230	(129,498)	(20,376)	(16,100)	(665,000)	(104,632)
Net increase (decrease) in cash	42,815	(25,661)	(4,038)	27,426	184,505	29,032
Cash at beginning of year	66,380	109,195	17,181	109,195	83,534	13,142

Cash at end of year	109,195	83,534	13,143	136,621	268,039	42,174

Operating Activities

We had net cash generated from operating activities of RMB487.2 million (US$76.7 million) in the first nine months of 2015, primarily attributable to our net income of RMB354.9 million (US$55.8 million), as adjusted for non-cash items and the effect of changes in working capital including: (i) a decrease in deposits with exchanges, which serve as clearing organizations, in the amount of RMB94.1 million (US$14.8 million) as a result of fluctuation in trading activities by our customers and our risk management decision on deposit level on the last day of the relevant periods (ii) non-cash share-based compensation expenses of RMB23.3 million (US$3.7 million), (iii) unrealized gain from derivatives in the amount of RMB15.8 million (US$2.5 million), (iv) an increase in accrued employee benefits of RMB12.0 million (US$1.9 million) due to our increased payroll size and (v) an increase in income taxes payable of RMB17.4 million (US$2.7 million) due to our increase in profit before taxes and income taxes. These were partially offset by (i) a decrease in other liabilities of RMB26.4 million (US$4.2 million) and (ii) a decrease in accounts payable of RMB12.3 million (US$1.9 million).

We had net cash generated from operating activities of RMB431.5 million (US$67.9 million) in 2014, primarily attributable to our net income of RMB482.0 million (US$75.8 million), as adjusted for non-cash items and the effect of changes in working capital including: (i) an increase in accrued employee benefits of RMB28.5 million (US$4.5 million) due to our increased payroll size, (ii) an increase in other liabilities arising from operating activities of RMB33.9 million (US$5.3 million) due to our business growth, and (iii) an increase in income tax payable of RMB20.8 million (US$3.3 million) due to our increase in profit before taxes and income taxes. These were partially offset by (i) an increase in deposits with exchanges, which serve as clearing organizations, in the amount of RMB109.7 million (US$17.3 million) as a result of fluctuation in trading activities by our customers and our risk management decision on deposit level on the last day of the relevant periods, (ii) an increase in other assets of RMB24.8 million (US$3.9 million) due to our business growth, (iii) a decrease in amounts due to related parties of RMB7.7 million (US$1.2 million), and (iv) decrease in accounts payable in the amount of RMB7.4 million (US$1.2 million).

We had net cash used in operating activities of RMB22.0 million in 2013, attributable to our net income of RMB 106.8 million, as adjusted for non-cash items and effect of changes in working capital including (i) an increase in accrued employee benefits of RMB13.3 million due to our increased payroll size, and

(ii) an increase in other liabilities arising from operating activities of RMB14.8 million due to our business growth. These were offset by (i) an increase in deposits with exchanges, which serve as clearing organizations, in the amount of RMB50.0 million due to increase in our customers' trading activities and our risk management decision on deposit level on the last day of the relevant periods, (ii) an increase of RMB59.1 million in amount due to related parties, (iii) a decrease in accounts payables of RMB33.1 million, and (iv) an increase in other assets of RMB23.6 million due to our business growth.

Investing Activities

We had net cash generated by investing activities of RMB362.3 million (US$57.0 million) in the first nine months of 2015, primarily attributable to cash received from (i) sale of available-for-sale investments in the amount of RMB4,669.5 million (US$734.7 million) and (ii) repayment of loans from related parties in the amount of RMB7.0 million (US$1.1 million), which was offset by cash paid for (i) purchase of available-for-sale investments of RMB4,308.1 million (US$677.8 million), and (ii) purchases of equipment and leasehold improvements of RMB6.2 million (US$1.0 million) primarily associated with the addition of office space and equipment to support our business growth.

We had net cash used in investing activities of RMB327.7 million (US$51.6 million) in 2014, primarily attributable to cash used in (i) purchase of available-for-sale investments of RMB2,218.0 million (US$349.0 million), (ii) purchase of equipment and leasehold improvements of RMB13.3 million (US$2.1 million), and (iii) issuance of loans to related parties in the amount of RMB28.0 million (US$4.4 million), which was partly offset by (i) cash received from sale of available-for-sale investments in the amount of RMB1,896.9 million (US$298.5 million), (ii) cash received from loan repayments from related parties of RMB21.5 million (US$3.4 million) and (iii) cash received from loan repayments from third parties of RMB13.0 million (US$2.0 million).

We had net cash provided by investing activities of RMB31.6 million in 2013, primarily attributable to (i) cash received from sale of available-for-sale investments of RMB428.4 million, and (ii) cash received from repayment of loans from related parties in the amount of RMB189.4 million, which was offset by (i) cash paid for purchase of equipment and leasehold improvements in the amount of RMB20.6 million, (ii) cash paid for purchase of available-for-sale investments of RMB458.0 million, (iii) issuance of loans of RMB99.8 million to related parties, and (iv) issuance of loans of RMB13.0 million to third parties.

Financing Activities

We had net cash used in financing activities of RMB665.0 million (US$104.6 million) in the first nine months of 2015, which was attributable to dividends distributed by our PRC subsidiaries to a holding company wholly owned by our shareholders prior to our reorganization.

We had net cash used in financing activities of RMB129.5 million (US$20.4 million) in 2014, primarily attributable to (i) dividends of RMB100.0 million (US$15.7 million) to a holding company wholly owned by our shareholders and (ii) repayments of borrowings from related and third parties, which was slightly offset by proceeds from capital contribution by our shareholders in the amount of RMB16.0 million (US$2.5 million).

We had net cash generated from financing activities of RMB33.2 million in 2013, primarily attributable to proceeds from borrowings from related parties in the amount of RMB50.7 million and from third parties in the amount of RMB13.0 million, which was partly offset by repayment of borrowings of RMB20.5 million from related parties and repayment of borrowings from third parties of RMB10.0 million.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets and intangible assets. Our capital expenditures amounted to RMB21.5 million, RMB15.1 million (US$2.4 million) and RMB6.2 million (US$1.0 million) in 2013 and 2014 and for the nine months ended September 2015, respectively, primarily due to purchases of electronic and office equipment and leasehold improvements for our office space as a result of our business growth.

Contractual Obligations and Commitments

The table below sets forth our contractual obligations and commitments as of December 31, 2014.

(in thousands)	Total	Within 1 year or on demand	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
Operating lease commitments	23,393	18,191	3,894	561	747

Total rental expenses for all operating leases were RMB11.2 million and RMB20.5 million (US$3.2 million) for the year ended December 31, 2013 and 2014. We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2014 and as of September 30, 2015.

Off-Balance Sheet Commitments and Obligations

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013 and December 2014 were increases of 2.6% and 2.0%. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of September 30, 2015, our PRC subsidiaries had an aggregate retained earnings of RMB157.3 million under PRC GAAP. Under PRC law, each of our affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Our PRC subsidiaries had an aggregate statutory reserves in the amount of RMB13.3 million as of September 30, 2015. Yin Tian Xia Technology has reached its maximum reserve amount and it has stopped appropriation, while other PRC entities have not yet reached their respective maximum reserve amounts. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. At the discretion of our PRC subsidiaries, they may allocate a portion of their after-tax profits to discretionary funds for staff welfare and bonus. Such discretionary funds, similar to statutory reserves, are not distributable as cash dividends.

Quantitative and Qualitative Disclosure about Market Risks

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. In our combined financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Currently our exposure to foreign exchange risk primarily relates to our cash and cash equivalents denominated in U.S. dollars as a result of the proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$                million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$               per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against the RMB, from the exchange rate of RMB               for US$1.00 as of September 30, 2015 to a rate of RMB               to US$1.00, will result in an increase of RMB                million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB               for US$1.00 as of September 30, 2015 to a rate of RMB               to US$1.00, will result in a decrease of RMB million in our net proceeds from this offering.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the floating interest rates for our own cash deposited with banks.

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. To the extent we decide to do so in the future, we cannot be assured that any future hedging activities will protect us from fluctuations in interest rates.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or factors affecting all similar financial instruments traded in the market.

Our price risk exposure mainly comes from (i) spot commodity contracts we enter into when we serve as counterparty to our customers' trades, (ii) spot commodity contracts with special members for hedging the price risks identified in (i), (iii) trading of physical commodities (mostly silver) and commodity future contracts we enter into for hedging the risks related to physical commodity trading. The values of these contracts will fluctuate as a result of changes in market price of commodities, exposing us to price risks. In 2015, we entered into a risk and return transfer arrangement with a third party fund, pursuant to which, although we still act as counterparty to our customers' trades, our gains and losses from our principal trading positions on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange will be transferred to the fund. As long as such arrangement remains in force, we will no longer be exposed to price risks in relation to spot commodity contracts on these two exchanges. We do not hold principal positions and therefore, are not exposed to price risks from our operation on the Shanghai Gold Exchange.

The following table indicates the effect on our profit after tax and retained profits that would happen if at the period end as indicated, it is estimated that an increase or decrease in the relevant commodity prices, as applicable, with all other variables held constant. However, there are inherent limitations of sensitivity analysis and you should review the following information together with other sections under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of December 31,
	2013	2014
(in thousands, except percentages)	Effect on profit after tax and retained profits	Effect on profit after tax and retained profits
Increase / Decrease of 5% in the relevant commodity prices	(13,171) / 13,171	(32,962) / 32,962
Increase / Decrease of 10% in the relevant commodity prices	(26,341) / 26,341	(65,924) / 65,924

Credit Risk

Credit risk is the risk that counterparties may fail to honor their obligations.

We are exposed to credit risks of the third party fund that has entered into a risk and return transfer arrangement with us. Pursuant to the arrangements which took effect on August 23, 2015 with an initial term of five years, the fund will assume all the gains and losses resulting from our principal positions on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. To manage the credit risks of the fund, we require the fund to maintain a net asset value of not less than 100% of the aggregate minimum deposits we need to place with the two exchanges. The fund has placed capital in a bank account under its name and under joint administration of the fund and us, and the fund cannot withdraw or make transfer from the bank account without our approval. For more details of the risk and return transfer arrangement, please see "Business — Risk Management — Trading Reloaded Risks." As of November 30, 2015, the net asset of value of such fund was RMB227.3 million (US$35.8 million).

We are also exposed to the credit risks of banks with respect to our cash deposit, wealth management products and deposits with the exchanges. Substantially all of our cash at banks and wealth management products are deposited in state-owned or state-controlled PRC banks. Our deposits with the exchanges are deposited in depositary banks which are generally national commercial banks designated by commodity exchanges.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a comprehensive new revenue recognition model designed to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting standard is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. We are in the process of evaluating the impact of adoption of this guidance on our combined financial statements.

On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for our fiscal year ending December 31, 2015. We are currently evaluating the impact of this standard on our combined financial statements.

INDUSTRY

Background

China is the world's second largest economy and its GDP has grown steadily over the last three decades since it opened up in the 1980s. China's nominal GDP grew at a CAGR of 13.0% from 2009 to 2014. According to a report published by China Merchants Bank and Bain & Company, total investable assets held by Chinese residents grew at a CAGR of 19.2% from RMB39.0 trillion in 2008 to RMB112.0 trillion in 2014. It is estimated to grow to RMB129.0 trillion in 2015, and is expected to grow at a CAGR of 12.7% from 2016 to 2021. In addition, the population of high-net-worth individuals (with at least RMB10 million of investable assets) increased from 0.3 million in 2008 to approximately 1.0 million in 2014. The aggregate wealth owned by such individuals reached RMB32.0 trillion in 2014. The rapid accumulation of personal wealth and increased population of affluent individuals in China have stimulated the market demand for investment products and related services.

Introduction of Commodity Trading

Commodities in the financial market generally refer to the primary products that are widely used as raw materials, such as agricultural products, non-ferrous metals, precious metals, chemical products and energy products. The commodity trading market can, based on the time of settlement, be divided into the spot market, in which the purchase and sale of goods are for immediate delivery or permanently extended, and the futures market, in which the purchase and sale of goods will take place on a contracted future date. It can also, based on the trading platform, be divided into the online market and offline market, depending on whether a trade is executed online or offline. The rapid development of information technology has made online trading more efficient and convenient and gradually gain popularity among traders and investors who trade commodities as an investment tool.

History of Online Spot Commodity Trading Market in China

Electronic trading of commodities was first developed in China through futures markets in the 1990s. In 2002, the Shanghai Gold Exchange was established by the PBOC with approval of the State Council for spot trading of gold and other precious metals, marking it a key milestone in the development of online spot commodity trading market in China. Initially, trading on the exchange was open to institutional investors only. Since 2006, individual investors were also permitted to open trading accounts. The Shanghai Gold Exchange remains the only national exchange for spot commodity trading and the only exchange permited to conduct spot trading of gold. In 2008, pursuant to the "early pilot and experimentation" policies, the Tianjin Precious Metals Exchange was established with approval from Tianjin Municipality People's Government as one of the first major provincial exchanges for online spot commodity trading. Since then, provincial and other local governments have approved the establishment of hundreds of spot commodity exchanges, in an effort to formalize the previous underground trading of commodities and enhance China's pricing capability in global commodities markets. As new commodity exchanges emerge, new types of commodities are introduced to the market, providing investors with more trading products.

Driven by supportive government measures and the increasing demand for new investment products by Chinese investors, online spot commodity trading has recently emerged as an alternative investment product in China. The trading volume of online spot commodity trading grew at a CAGR of 33.7% from 2011 to 2014, reaching RMB20.6 trillion (US$3.2 trillion) in 2014.

The table below illustrates the trading volume and growth trend of the online spot commodity trading market in China. Precious metals, primarily gold and silver, have been the main trading products, with a combined trading volume increasing from RMB6.6 trillion in 2011 to RMB14.2 trillion in 2014, representing a CAGR of 29.1%, and their trading volume is expected to further increase with a CAGR of 24.5% from 2014 to 2019.

	Unit	2011	2012	2013	2014	2011-14 (CAGR)	2014-2019 (CAGR)
All Commodities	RMB bn	8,620.9	11,048.4	15,270.7	20,611.8	33.7%	27.3%
— Precious Metals(1)	RMB bn	6,620.9	7,248.4	10,462.7	14,237.8	29.1%	24.5%
— Others(2)	RMB bn	2,000.0	3,800.0	4,808.0	6,374.0	47.2%	32.7%

Source:    Shanghai Gold Exchange Monthly Report, People's Bank of China Yearly Report, the MOFCOM, and the Euromonitor Industry Report.

(1)
Precious metals include gold, silver, platinum and palladium.

(2)
Others include, but are not limited to, nickel, copper, aluminum, oil, agricultural products and petro-chemical products.

Features of Online Spot Commodity Trading

The rapid growth of online spot commodity trading in recent years is largely attributable to its distinct features that appeal to individual investors in China. In general, Chinese individual investors have demonstrated strong appetite for volatility. Among major investment products including wealth management products, money market funds, stocks, real estates and bank deposits, stock trading generally involves higher volatility and stocks are heavily traded by individual investors. According to the Shanghai Stock Exchange Statistics Annual 2015, the turnover rate on the Shanghai Stock Exchange or SHSE, which is annual trading volume divided by total public float, was 4.4 times in 2014, significantly higher than the 0.8 times on the NYSE in the same year. Moreover, according to SHSE Annual Statistics 2015, 85.2% of the trading volume on SHSE in 2014 was generated by individual investors who held 23.5% of the total market capitalization of SHSE, which is in sharp contrast to institutional investors who generated only 11.6% of the trading volume out of a 14.7% holding of the total market capitalization.

Online spot commodity trading is often conducted based on deposits and with a leverage ratio of 5 to 20 times, and allows for long and short trading directions. This offers relatively high volatility trading opportunities which appeal to certain Chinese individual investors.

The table below compares the trading features of spot commodity trading with stocks and commodity futures in China. These trading features apply to precious metals and some other spot commodities, but not to all spot commodities or to all exchanges.

	Stocks	Commodity Futures	Spot Commodities
Market Establishment	1990s	1990s	2000s
Underlying Assets	2,500+ listed stocks and ETFs	45 commodity categories including agricultural products, metals, industrial materials, etc.	Mainly precious metals including gold and silver, as well as other commodities
Leverage	No leverage by default unless through margin loan with cost	Normally 5 to 20 times	Normally 5 to 20 times
Trading Direction	Long by default unless through stock borrowing with cost	Long and short	Long and short
Trading Hours	4 hours per day; 5 days per week	4 to 9.5 hours per day depending on exchange and products; 5 days per week	9.5 to 22 hours per day depending on exchange and products; 5 days per week
Trading Volume in 2014 (RMB trillion)(1)	74.2	128.0	20.6

Source: Shanghai Stock Exchange Statistics Annual, Shanghai Gold Exchange Monthly Report, the MOFCOM, China Futures Association, Wind Info and Euromonitor estimates from trade interviews and desk research by the end of 2014.

(1)
Represents a combined trading volume of Shanghai Stock Exchange and Shenzhen Stock Exchange, including RMB74.1 trillion for A shares and RMB0.1 trillion for B shares in 2014.

Commodity futures and spot commodities both offer higher volatility than stocks through deposit-based leverage trading method. Compared with commodity futures trading, spot commodity trading has the benefits of (i) the underlying assets (mainly silver and gold) are more familiar to individual investors, (ii) the spot contract is less complex as it generally has no expiry date and (iii) the trading hours are generally longer and continuous, which enables investors to trade during trading hours of overseas commodity markets. Compared to commodity futures markets, which had an aggregate trading volume of RMB128.0 trillion (US$20.1 trillion) in 2014, the online spot commodity market, with trading volume of RMB20.6 trillion (US$3.2 trillion) in 2014, is still small and has significant potential.

Leveraged foreign exchange trading is another high volatility trading product that is popular in international markets, but not yet permitted in China under its current regulatory framework for foreign exchange. Compared with foreign exchange trading, price volatility in spot commodity trading is generally higher while its leverage is considerably lower. For instance, according to the U.S. Commodity Futures Trading Commission, the leverage for individual investors to trade foreign exchange is 20 to 50 times depending on the currency and service providers. Leverage offered by service providers outside the U.S. is often higher, ranging from 50 to 400 times depending on the currency.

Spot Commodity Exchanges We Operate On

In China, online spot commodity trading is primarily carried out through exchanges. At the end of 2014, there were approximately 400 exchanges for online spot commodity trading in China, which vary in scale and the types of commodities offered for trading. The top five online spot commodity trading exchanges in

China, in terms of annual trading volume in 2014, are the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange, the Bohai Commodity Exchange, the Guangdong Precious Metals Exchange and the Jiangsu Mercantile Exchange. These exchanges had a combined trading volume of RMB15,317.4 billion in 2014, accounting for 74.3% of the total trading volume of the online spot commodity trading market.

Leading Exchanges for Online Spot Commodity Trading in China by Trading Volume in 2014

Ranking	Exchange Name	Launch Year	Trading Volume	Market Share(1)	Commodities
			(RMB billion)%
1	Shanghai Gold Exchange	2002	6,514.0	31.6%	gold, silver, platinum
2	Tianjin Precious Metals Exchange	2010	3,747.4	18.2%	silver, platinum, palladium, nickel, copper, aluminum
3	Bohai Commodity Exchange	2009	2,400.0	11.6%	agricultural products, petrochemical product, steel, silver and others
4	Guangdong Precious Metals Exchange	2012	1,386.0	6.7%	silver, platinum, palladium
5	Jiangsu Mercantile Exchange	2012	1,270.0	6.2%	silver, asphalt, pu'er tea
	Subtotal		15,317.4	74.3%	—
	Other Exchanges		5,294.4	25.7%	—

	Industry Total		20,611.8	100.0%	—

Source:    Desk research of the Shanghai Gold Exchange Monthly Report, the MOFCOM and Euromonitor Industry Report.

(1)
The market share data has been determined through a fieldwork program consisting of desk research and trade interviews. While data was available for some of the companies, they do not break down trade volume into the categories that are used in this prospectus. Therefore, Euromonitor has estimated the market shares based on such data as well as estimates provided by various trade sources.

Shanghai Gold Exchange

The Shanghai Gold Exchange was organized by the PBOC and established in 2002 with approval of the State Council. It is the only exchange permitted for conducting spot trading of gold in China. It has adopted the order driven trading model and offers gold, silver and platinum for trading with a maximum leverage ratio ranging between 11.1 to 16.7 times. For more details of the order driven trading model, see "Business — The Commodity Exchange Systems We Operate on." The total trading volume of the Shanghai Gold Exchange was RMB6,514.0 billion in 2014, with a CAGR of 13.6% from 2011 to 2014. According to the Shanghai Gold Exchange Monthly Report, the total trading volume of gold reached RMB4,589.2 billion in 2014, accounting for 70.5% of the total trading volume of the exchange. Specifically, institutional investors are the major participants in gold trading on the Shanghai Gold Exchange, contributing a trading volume of RMB3,717.2 billion or more than 80% of the total trading volume of gold in 2014. Silver is also traded on the Shanghai Gold Exchange, accounting for 29.3% of the total trading volume in 2014. Individual investors are the major participants in silver trading, accounting for 84.0% of the total trading volume of silver in 2014.

Trading Volume of the Shanghai Gold Exchange

(in RMB billions)	2011	2012	2013	2014
Shanghai Gold Exchange
— Gold	2,477.2	2,150.6	3,213.4	4,589.2
— Gold by Individual Investors	501.6	303.9	626.6	871.9
— Silver	1,939.9	1,358.1	1,983.5	1,906.1
— Silver by Individual Investors	1,457.5	1,113.6	1,646.3	1,601.1
— Other Precious Metals	24.0	21.0	27.3	18.8

Total	4,441.1	3,529.7	5,224.2	6,514.0

Source:    The Shanghai Gold Exchange, the PBOC and Euromonitor estimates from trade interviews and desk research.

As of December 15, 2015, there were 182 registered members on the Shanghai Gold Exchange. An individual investor can only open trading account with a financial member. There were a total of 26 financial members on the exchange, among which 23 members are commercial banks, two members are state-owned banknote and coin printing and minting companies and the other member is a clearing organization established with governmental approval. An institutional investor may open trading account with a financial or comprehensive member. Financial and comprehensive members may also trade on their own account.

Tianjin Precious Metals Exchange

The Tianjin Precious Metals Exchange was established in 2008 with the approval of Tianjin Municipal People's Government. Its shareholders include CITIC Group Corporation, Tianjin Property Rights Exchange and China Gold Group. It adopts the quote driven trading model and offers silver, platinum, palladium, nickel, copper and aluminum for trading with a maximum leverage ratio ranging from 12.5 to 20 times. For more details of the quote driven model, see "Business — The Commodity Exchange Systems We Operate On." It had a total trading volume of RMB3,747.4 billion in 2014, and the trading volume of silver on the exchange reached RMB3,345.8 billion, accounting for nearly 90% of the total trading volume, making it the largest online spot exchange for silver trading. Individual investors are the major participants on this exchange and the trading volume of individual investors is RMB3,387.4 billion in 2014, accounting for over 90% of the total trading volume on this exchange in 2014. As of December 31, 2014, there were a total of 108 comprehensive members on the Tianjin Precious Metals Exchange. The top five leading members accounted for approximately 35.8% of its total trading volume in 2014.

Trading Volume of the Tianjin Precious Metals Exchange

(in RMB billions)	2011	2012	2013	2014
Tianjin Precious Metal Exchange(1)	1,773.0	2,810.0	3,300.0	3,747.4
— Silver	1,293.0	2,530.0	3,135.0	3,345.8
— Others	480.0	280.0	165.0	401.6
— Total Individual Investors	1,607.0	2,580.0	3,000.0	3,387.4
Individual % of Total	90.6%	91.8%	90.9%	90.4%

Source:    Euromonitor estimates from trade interviews and desk research.

(1)
The total trading volume includes, among other things, the trading volume of special members on the exchange.

Guangdong Precious Metals Exchange

The Guangdong Precious Metals Exchange was established in 2010 with the approval of Guangdong Provincial People's Government. Its shareholders include Guangdong State-owned Assets Supervision and Administration

Commission, as well as Guangdong Revenco Enterprises Corporation. It adopts the quote driven trading model and mainly offers trading of silver, platinum and palladium with a maximum leverage ratio ranging from 5 to 12.5 times. The Guangdong Precious Metals Exchange has a trading volume of RMB1,386.0 billion in 2014, a 250.5% increase from a trading volume of RMB395.4 billion in 2013. Similar to the Tianjin Precious Metals Exchange, silver is the major precious metal traded on the Guangdong Precious Metals Exchange and the trading volume of silver trading reached RMB1,307.8 billion in 2014, accounting for approximately 94% of the total trading volume of the exchange. Individual investors are the major participants of the exchange, contributing a trading volume of RMB1,281.0 billion to, or 92.4% of, its total trading volume in 2014. As of December 31, 2014, there were a total of 72 comprehensive members on the Guangdong Precious Metals Exchange.

Trading Volume of the Guangdong Precious Metals Exchange

(in RMB billions)	2011	2012	2013	2014
Guangdong Precious Metals Exchange(1)	—	8.7	395.4	1,386.0
— Silver	—	8.7	388.8	1,307.8
— Others	—	—	6.6	78.2
— Total Individual Investors	—	8.3	364.6	1,281.0
Individual % of Total	—	95.4%	92.2%	92.4%

Source:    Euromonitor estimates from trade interviews and desk research.

(1)
The total trading volume includes, among other things, the trading volume of special members on the exchange.

Drivers and Challenges of Online Spot Commodity Trading Market

The development of the online spot commodity trading market is driven by, among other things, a growing population of affluent individuals, expanding netizen population and thriving internet finance. It is also subject to many constraints, including macro-economic slowdown and competition from alternative investment products such as stocks, futures and new financial products such as peer-to-peer lending. As a relatively new investment product at its initial developing stage, the online spot commodity trading market is becoming more open and international, and yet more regulated.

Drivers

Increasing population of affluent individuals and demand for new investment products

The steady increase of per capita disposable income and individual investable assets have stimulated the market demand for personal investment products and services. Moreover, there is a general desire among individual investors to diversify from traditional investment channels, such as stocks, real estate and wealth management products issued by banks, to new investment products, such as trust products, online money market products, peer-to-peer lending, crowd funding as well as online spot commodity trading.

Expanding netizen population and thriving internet finance

China's rapid development of telecommunication infrastructure has increased nationwide internet access and facilitated the popularization of digital mobile devices, which have contributed to the expansion of the netizen population in China. According to China Internet Network Information Center, or CNNIC, as at the end of 2014, China had a total netizen population of 648.8 million and an internet penetration rate of 47.9%. The total mobile internet users increased from approximately 302.7 million in 2010 to approximately 556.8 million in 2014, representing a CAGR of 16.5%. In addition, the mobile internet users as a percentage of total internet users increased from 66.2% in 2010 to 85.8% in 2014, signaling the expansion of the mobile internet community.

The growing netizen population, the advancement of internet technology and the development of third party payment platforms have facilitated the development of internet finance. According to CNNIC, at the end of

2014, the total number of customers of online investment products reached 78.5 million, representing a penetration rate of 12.1% of the total netizen population. The development of the Internet finance market has accelerated the general public's acceptance of online spot commodity trading as an online investment product.

More open and international commodity market

The further development and opening up of finance and service sectors, including the spot commodity trading industry, is an important element of China's 12th Five Year Plan. In September 2014, the Shanghai Gold Exchange introduced "Gold International Board", where international investors could trade gold and other precious metals directly on the Shanghai Gold Exchange, strengthening the pricing power by and the connection of China's gold market to international gold markets. In November 2014, the Shanghai Gold Exchange signed a Memorandum of Understanding to form a partnership with the Chicago Mercantile Exchange Group, to explore new commodity trading products and services that could be offered to Chinese and international investors. In addition, Chinese Gold and Silver Exchange Society and the Shanghai Gold Exchange launched a "Shanghai-Hong Kong Gold Connect" in 2015 to further connect China's gold market to the international gold markets. These strategic initiatives will help online spot commodity trading market to evolve into a more mature, dynamic, internationalized and appealing market for investors.

Challenges

China's macro-economy slowdown

China's year-over-year GDP growth has been levelling out from a double-digit increase to just over 7.0% since 2012. It is expected that the trend will continue over the mid-to-long term, and the International Monetary Fund predicts China's macro-economy to grow at 6.8% in 2015 and 6.3% in 2016. The slowdown of economic growth will exert downward pressure on the growth of individual disposable income and the investable asset pool in general. It may also decrease the general public's willingness to spend or invest due to reduced confidence in future prospects.

Competing financial products

Online spot commodity trading competes against other investment products and is thus affected by investors' evolving preferences investment products. Although the recent cool-down of China's real estate market has prompted the capital outflow into other investment channels, China's stock market has rallied since 2014 and attracted a significant amount of capital. In addition, wealth management products with stable returns offered by commercial banks and other financial institutions remain popular among more conservative individual investors, and private banking service with individualized investment portfolio offered by these banks for affluent investors are gaining popularity. Besides traditional investment channels, as China's financial markets rapidly evolve, new investment products targeting individual investors are constantly being introduced into the market, such as peer-to-peer lending and crowd funding. The change of traditional investment channels and the introduction of new ones have stimulated individual investors' interest in investment products and services in general. However, with a relatively fixed aggregate individual investable asset pool at a given time point, online spot commodity trading needs to compete with other products for investment.

Government strengthening regulation on spot commodity trading

Due to the relatively short history and lack of regulation in the early stage of the industry, there have been several cases of fraudulent or illegal platforms for online spot commodity trading, resulting in heightened scrutiny and more stringent regulation by the government. On November 11, 2011, the State Council promulgated the Circular 38, and on July 12, 2012, the general office of the State Council further promulgated the Circular 37. After the issuance of Circulars 38 and 37, the government has investigated, rectified and closed down many illegal, irregularly operated or fraudulent trading platforms. Moreover, on November 8, 2013, the MOFCOM, the PBOC and the CSRC jointly issued the Special Provisions on Commodity Spot Market Trading (for Trial Implementation), or the Special Provisions, effective as of January 1, 2014. These regulations are introduced to protect investors' interest, reduce financial risks and build up a better regulatory framework for the industry. It also means exchanges and trading service providers like us will receive more scrutiny and oversight.

Competition among providers of spot commodity trading services

The spot commodity trading market is highly competitive and fragmented for trading service providers. There are over 1,000 active trading service providers that operate on over 400 exchanges nationwide. The exchanges compete against each other for members and customers, and they could attract high-quality members with larger customer base through setting more favorable trading models and rules. The trading service providers select the exchanges they operate on by taking into consideration a combination of factors, including the reputation, scale and reliability of the exchanges and the trading model and rules set by the exchanges.

The trading service providers compete for customers and trading volumes based on various factors. Since online spot commodity investors often rely on accurate and timely market information and in-depth market analysis to trade, trading service providers that have better technology platform and stronger research capabilities are able to attract customers with such advantages vis-a-vis their competitors. More importantly, due to the fact that investors often need to link their confidential personal information such as mobile numbers, national ID number and bank accounts with their trading accounts, trade service providers that have stronger brand recognition and reputation in the industry are able to develop customers more effectively and efficiently compared with their less well-known competitors.

BUSINESS

Overview

We are the largest online provider of spot commodity trading services in China by customer trading volume in 2014, according to Euromonitor. We currently facilitate the trading by individual customers of silver, gold and other precious metals and commodities on three leading exchanges, namely the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, which were the No. 1, No. 2 and No. 4 spot commodity exchanges in China in terms of trading volume in 2014, respectively. We have been the largest service provider by customer trading volume on the Tianjin Precious Metals Exchange since 2012, and the largest service provider on the Guangdong Precious Metals Exchange since October 2015. We commenced our operation on the Shanghai Gold Exchange in November 2015 and our customer trading volume has been growing rapidly since then.

Online spot commodity trading recently emerged as an alternative investment product in China, with aggregate trading volume growing at a CAGR of 33.7% from 2011 to 2014 and reaching RMB20.6 trillion (US$3.2 trillion) in 2014. We believe such growth is largely attributable to the distinctive features of online spot commodity trading. Its deposit-based leverage trading method offers relatively high volatility trading opportunities which appeal to a group of individual investors. Compared with other leveraged trading products such as futures, Spot commodity trading enjoys the following benefits: (i) the underlying assets, primarily silver and gold, are more familiar to individual investors, (ii) the spot commodity contract is less complex, and (iii) its trading hours are longer and continous. Compared with China's commodity futures markets, which had an aggregate trading volume of RMB128.0 trillion (US$20.1 trillion) in 2014, the spot commodity market is still small and we believe it has strong growth potential.

We focus on premier customers and currently require each customer to deposit at least RMB100,000 (US$15,734) for account activation. Based on our experience, the total invested amount of a customer is often significantly higher. We believe this strategy helps us focus our resources on providing better services and build a base of customers with greater sophistication and risk tolerance, who are more suited to leveraged spot commodity trading. As of September 30, 2015, there were approximately 45,000 customers who had opened and activated accounts with us, among which approximately 19,000 had executed trades during the nine months ended September 30, 2015, with an aggregate trading volume of RMB507.8 billion (US$79.9 billion).

We provide our customers with comprehensive services, including account opening, investor education, market information, research, live discussion boards and real-time customer support. Most services are delivered online through our proprietary client software and call center, and we do not operate physical branches. Our client software provides not only market information and analysis, but also interactive functions including live discussion boards and instant messaging with customer service representatives, which we believe enhance our customers' engagement. Internally, we collect and analyze customer behavior and communications data from our client software, customer relationship management system and the exchanges, which allow us to better understand, attract and serve our customers.

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the three exchanges we operate on, we do not set, quote or influence the trading prices, and cannot access our customers' money. On the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, we are required to serve as counterparty to our customers' trades. We recently entered into a risk and return transfer arrangement to pass the risks and returns associated with such principal positions to a third party fund, which means we do not gain from our customers' losses or lose from their gains. On the Shanghai Gold Exchange, we serve as an agent and do not hold principal positions.

We have achieved substantial growth since our commencement of operation in July 2011. Our revenues increased significantly from RMB629.9 million in 2013 to RMB1,157.8 million (US$182.2 million) in 2014, and from RMB737.0 million for the nine months ended September 30, 2014 to RMB984.3 million (US$154.9 million) for the nine months ended September 30, 2015. We recorded net income of RMB106.8 million, RMB482.0 million (US$75.8 million), RMB253.9 million and RMB354.9 million (US$55.8 million) in 2013, 2014 and the nine months ended September 30, 2014 and 2015, respectively.

Our Strengths

We believe that our success to date is largely attributable to the following competitive strengths.

Market leader with strong brand recognition

Thanks to our efficient and scalable operating model, we have a track record of becoming market leader in a relatively short period after we commenced operation on an exchange. We commenced operation on the Tianjin Precious Metals Exchange in July 2011 and our customer trading volume was the largest among all service providers on the exchange in 2012, 2013, 2014 and the first 11 months of 2015. We expanded our operation to the Guangdong Precious Metals Exchange in August 2013 and our customer trading volume ranked No. 7 in 2014, No. 3 in the first nine months of 2015 and No. 1 from October through November 2015. Our customer trading volume on the Shanghai Gold Exchange has been growing rapidly since our recent commencement of operation on the exchange in November 2015.

As a leading online provider of spot commodity trading services, we also enjoy strong brand recognition in the industry. Based on a survey conducted by Euromonitor in early 2015, the combination of our brands, including Yin Tian Xia, Rong Jin Hui Yin and Jin Xiang Yin Rui, received the highest investor recognition in the industry. Our brand Yin Tian Xia was awarded as one of the "China's 500 Most Valuable Brands 2015" by World Brand Lab, a leading global brand evaluation institution, as the only award granted in the industry of online spot commodity trading. We believe that our leading market position and strong brand recognition has created a virtuous circle which reinforced each other, helping us to succeed in this industry.

Proprietary technology enabling efficient operations

We acquire and serve our customers mostly online and do not operate physical branches. As such, our proprietary technology infrastructure, comprising client software, CRM system and information security and data analysis capabilities, is critical to our operations. We made substantial investments in research and development. As of September 30, 2015, we had a software research and development and maintenance team of 188 employees. The total operating expenses incurred by Yin Tian Xia Technology, our PRC subsidiary responsible for building our technology infrastructure, amounted to RMB23.4 million, RMB60.7 million (US$9.6 million) and RMB68.7 million(US$10.8 million) in 2013, 2014 and for the nine months ended September 30, 2015, respectively.

Our client software provides comprehensive trading information and tools, as well as interactive functions such as live discussion boards and instant messaging with customer representatives, which we believe enhance our customers' engagement. Our CRM system allows us to efficiently manage relationships with customers and potential customers, monitor and supervise customer communications, as well as centrally manage customer information to reduce the risk of leakage or misusage. We collect customer data through our client software and CRM system, as well as from the exchanges. We have a dedicated team to analyze these data, which can help to better allocate marketing budget, identify target customers and provide tailored customer service.

We believe this integrated technology infrastructure distinguishes us from our competitors and has helped us to replicate our success on different exchanges. To maintain our technological edge, we will continue to upgrade and optimize our technology based on customer feedback and market developments.

Comprehensive and interactive customer services

We strive to continuously enhance our customers' experience through our dedicated services. According to survey conducted by Euromonitor in early 2015, we received the highest customer satisfaction rating among online providers of spot commodity trading services. We believe such recognition is mainly due to our personal approach to customer services, our high-quality content and our focus on customer interactions.

Personal approach:    As of September 30, 2015, we had a dedicated customer service team of approximately 480 professional personnel that provides real-time customer support in all phases of their trading. Thanks to the various customer data accessible through our CRM system, the team is able to provide tailored and informed services to our customers and enhance their experience with us.

High quality content:    As of September 30, 2015, we had a professional research team consisting of 30 members who possess various qualifications in securities, futures and commodities trading. The team's work has been published on several leading journals. The team provides research reports, online lectures and live market commentaries to our customers to assist their decision making.

Customer interactions:    We encourage our customers to interact with our customer representatives as well as among themselves through the live discussion boards in our client software, website and social media tools. We believe such interactions enhance our customers' engagement and experience.

Prudent risk management system

We have established rigorous risk management policies and practices as we believe that risk management is crucial to the success of our business. We mainly focus on three types of risks: trading-related risks, operational risks and information security risks.

Trading-related risks:    We face liquidation risks and market risks for our operation on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. Please see detailed description of such risks under "Business — Risk Management — Trading Related Risks." To reduce liquidation risks, we set a series of prudent internal policies and rules, including detailed funding and withdrawal procedures, that are strictly implemented by our risk control trading center. To minimize our market risks, in 2015, we entered into a risk and return transfer arrangement with a third party fund, under which our trading gains and losses on these two exchanges will be transferred to the fund.

Operational risks:    We are exposed to operational risks for various aspects of our business and we formulated comprehensive internal policies to manage the risks related to four key business processes: marketing, customer development, research publication and customer service. Our compliance department reviews all promotion materials, advertisement, as well as research materials before publication, to avoid disclosure of misleading or inaccurate information. We monitor the interactions between our sales and potential customers, and between our customer representatives and customers, by screening recorded conversations using our automatic speech recognition system and spot checks.

Information security risks:    We have set up a comprehensive information security system to safeguard our customers' information and our proprietary data. We received ISO27001 certification issued by British Standards Institution, the world's largest certification organization, in recognition of such system.

Experienced management team

Our founders and members of our senior management team have significant experience in financial service and information technology industries, and possess valuable know-how in spot commodity trading services. Our core management is able to efficiently manage a team of over 2,000 employees and keep them coordinated and incentivized. In addition, we have a competent team of core staff covering many critical aspects of our business, including marketing and brand management, risk management, software development and human resources. We also strive to cultivate talents and build a multilevel high-quality talent pool. We have invested a significant amount of resources in training and professional development programs for our employees.

Our Strategy

We strive to build an online investment service platform that is highly trusted by individual investors. To achieve this objective, we plan to implement the following strategies:

Strengthen our brand and market position

Currently, the spot commodity trading service market in China is characterized by high growth potential, limited operating history and high fragmentation. Going forward, we believe that individual customers will be gradually attracted to leading service providers with strong brand recognition, good reputation and high standards of customer service, and as a result, market concentration will increase.

To seize this opportunity, we plan to further strengthen our branding efforts so that more people will learn about spot commodity trading, our services and reputation. We are also committed to becoming a major driving force for higher industry standards in terms of research, services and employee professional qualifications. We believe this will expand the customer base of our industry, as well as strengthen our market leading position.

Introduce new investment products

Prior to November 2015, we mainly provided services for the spot trading of silver and other commodities on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. We have recently expanded our services to cover the trading of gold on the Shanghai Gold Exchange, which is the only exchange permitted to conduct spot trading of gold in China.

We plan to further expand our product offerings to other commodities and exotic trading products such as collectible stamps, banknotes and coins. Furthermore, as foreign exchange trading shares many features with the spot commodity trading (e.g., long and short trading directions, deposit-based and with leverage), as part of our long-term plan, we intend to provide foreign exchange trading services to our customers when such business becomes feasible under China's regulatory regime. We also seek to diversify from trading-oriented products and to venture into wealth management advisory services in the future.

Explore mini-account business

We currently focus on premier customers. With the emergence of mobile Internet, we see an opportunity on the opposite end of the market, namely the mini-accounts. These are accounts with minimum deposit requirements as low as RMB10 and sometimes with a cap (e.g., RMB1,000) on total invested amount. With small amounts involved, it can be used as an investor education tool or even entertainment.

We believe that our technological capabilities and our understanding of the trading product and target customers accumulated through our existing business position us well to capture this opportunity. We intend to utilize the mobile Internet to acquire a large number of "long-tail" customers with relatively low cost and provide most services in an automated manner, thus achieving economies of scale. The mini-account business will not directly compete with our existing business and some of the mini-account customers could upgrade to become our premier customers, hence benefiting our existing business.

Selectively explore acquisition opportunities

We believe that the spot commodity trading service market in China is still in its early stage of development. As part of our competitive strategy, we may consider acquiring peer firms with distinctive advantages complementary to ours in order to strengthen our market position. Moreover, the broader Internet finance market in China has presented many business opportunities. We will selectively and cautiously explore acquisition opportunities, with a view to diversify and enhance our overall business profile as well as to create synergies and generate financial returns.

Continue to attract, cultivate and retain talent

We rely on our management team and employees to serve our customers and implement our growth strategies. Hence, attracting, cultivating and retaining talent has been, and will remain, critical to our success. We plan to continue to attract and retain highly skilled personnel, particularly the technology and research professionals, and further strengthen our corporate culture by continuing to invest in employee training and other professional development programs. We will continue to provide our employees with growth opportunities, performance-based incentives linked to individual contributions and our operational results and other benefits to align employees' interests with those of our shareholders.

The Commodity Exchange Systems We Operate On

According to Euromonitor, there are two major trading models adopted by online spot commodity exchanges in China: the "order-driven" trading model and the "quote-driven" trading model. The Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange have adopted substantially the same "quote-driven" model. Under this trading model, a price quoter, which could be the exchange or a trading participant, provides price quotations to buy or sell certain commodity, and other trading participants can choose to trade at the quoted price. On the other hand, the Shanghai Gold Exchange has adopted the "order-driven" model. Under the order-driven trading model, a trading participant submits orders to buy or sell certain commodity with specified price and quantity, which will be matched with other participants' orders to sell or buy, and the trade will be executed through the exchange's trading system. Besides setting the trading models and rules, each exchange also keeps trading records, maintains technology infrastructure, conducts bookkeeping and gives clearing instructions. Each exchange supervises its members and members' customers, including review qualification and grant approval for trading, and oversees the overall risk management of its exchange system.

Trading Model of the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange

Trading participants on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange mainly include individual and institutional customers, comprehensive members and special members. The exchange quotes trading prices with reference to the prices from relevant international and domestic commodities markets, and the trading prices are made known to trading participants in real time. The prices quoted by the exchange are the only prices used for trading purposes by the trading participants. An individual customer can only initiate trades with a comprehensive member with which he or she has a trading account. A comprehensive member must unconditionally accept such trading orders placed with it and serve as the counterparty to the customer's trades. A comprehensive member may initiate trades with its contracted special member, which is usually assigned by the exchange, for risk management or proprietary trading purposes. The special member must unconditionally accept such trading orders from the comprehensive member and serve as the counterparty to such trades. If a special member is unable to accept such trading orders due to liquidity insufficiency, the exchange will transfer the orders to other special members. As of December 31, 2014, there were a total of 108 and 72 comprehensive members on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, respectively, and there were only a handful of special members on each of these two exchanges.

The following diagram illustrates the trading model currently adopted by the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange and the main participants on these exchanges:

(1)
We are a comprehensive member on both exchanges, and the vast majority of our customers are individual customers.

Trading Model of the Shanghai Gold Exchange

Trading participants on the Shanghai Gold Exchange mainly include individual and institutional customers, financial members, comprehensive members and proprietary members. Trading participants may submit orders to buy or sell certain commodity with specified price and quantity, which will be matched with other participants' orders to sell or buy such commodity, and the trade is executed via the exchange's trading system. The proprietary member is only allowed to conduct proprietary trading, while the comprehensive member and financial member are allowed to conduct proprietary trading and agent business for institutional customers. In addition, a financial member could also conduct agent business for individual customers. A financial member may use agents to develop and service customers. We are such an agent of a financial member. As of the date of this prospectus, there were a total of 26 financial members on the exchange, among which 23 members are commercial banks, two members are state-owned banknote and coin printing and minting companies and one member is a clearing organization established with governmental approval.

The following diagram illustrates the trading model currently adopted by the Shanghai Gold Exchange and the main participants on the exchange:

(1)
We are an agent for a financial member, Shenzhen Financial Electronic Settlement Center Co., Ltd., on the exchange and all our customers are individual customers.

Deposit and Cash Settlement

The exchanges typically designate one or more banks to serve as depositaries for all trading participants. The exchanges open their segregated deposit accounts and enter into custodian arrangements with such designated banks for fund deposit and withdraw made by its members or members' customers. For the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, a member or a customer is required to enter into a tri-party depositary service agreement with the exchange and the designated bank, pursuant to which the bank will then set up a sub-account under the exchange's deposit account for such member or customer. For the Shanghai Gold Exchange, a member will enter into a tri-party depositary service agreement with each of its customers and the designated bank, pursuant to which the customers' accounts will be set up under such member's account, instead of under the exchange's account. For all three exchanges, all customers' and members' sub-accounts are segregated from each other and could only be freely withdrawn or funded by the corresponding member or customer, subject to the minimum deposit requirement.

Cash settlement is carried out on a "mark-to-market" basis by the deposit banks according to clearing instructions from the exchanges during settlement hours of each trading day. If a customer opens and closes a position on the same day, the profit or loss minus fees and expenses will be credited or debited to the customer's deposit account. If a position is left open until the next trading day, any profit or loss resulting from holding such position during this trading day will be credited or debited to the deposit account, as if the position had been closed on such day, and immediately reopened on the following day (with no fees or expenses charged to the customer) at the end of this trading day.

A customer can also request physical settlement of a trade by taking delivery of the underlying commodity. In such a situation, the customer is required to fully fund his or her position to buy or deliver the physical commodity in a sale order before settlement takes place. There are additional fees associated with the physical settlement process, such as tax, warehousing, shipping expenses and inspection charges. In our experience, customers very rarely make physical settlement requests.

Main Trading Rules for Individual Customers

Trading Position

A customer can enter into either a long position, i.e., purchase of a commodity with the expectation that price of the commodity will increase, or a short position, i.e., sale of a commodity with the expectation that price of the commodity will decrease. There is no expiration date for a particular position. For risk management purposes, the exchanges also set limits on the size of single trade order and the size of aggregate open positions which vary by commodity types and exchanges. An individual customer cannot execute a single order that is beyond the pre-set size limit and once his or her aggregate open positions reach the pre-set size limit, he or she cannot enter into new positions.

Leverage and Deposit

The exchanges have adopted a deposit-based leveraged trading system. Leverage allows a customer to use a small amount of capital, i.e., the trading deposit, as a lever to gain exposure to a larger quantity of the underlying commodity without the actual ownership of the underlying commodity.

Under this system, a customer is only required to have a certain level of deposit in his or her trading deposit account in order to enter into a position, and is not required to fully fund the position. The required deposit, or minimum deposit, can be calculated as the notional value of the position divided by the maximum leverage ratio set by the exchange, which depends on, among other things, commodity types and customer investment amount. The minimum deposit required cannot be withdrawn from the trading deposit account or used for other positions until the particular position is closed. For example, if a customer intends to take a position with notional value of RMB100,000 and the applicable maximum leverage ratio is 10:1, he or she needs to have a minimum deposit of RMB10,000 before taking such a position.

Equity and Liquidation

Once a position is established, the price movement of the underlying commodity will affect the value of the customer's account, or "equity." Generally, for any trading participant, equity is the net aggregate of its deposits, withdrawals, closed and open positions. It is made known to the trading participant through the exchange's online trading platform in real time. To mitigate the risk of "negative equity," i.e., a trading participant having an insufficient deposit to cover its loss and hence may default, the exchanges have adopted a mandatory liquidation mechanism that liquidates all positions of a trading participant if its equity falls below a certain level.

On the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, for an individual customer, when the customer's equity falls below 50% of the aggregate minimum deposit required for all open positions, mandatory liquidation occurs immediately to all of the customer's positions. In addition, if a customer's equity falls below 100% of the aggregate minimum deposit required, he or she cannot withdraw cash from the trading deposit account or take on any new position. On the Shanghai Gold Exchange, for an individual customer, when the customer's equity falls below 100% of the aggregate minimum deposit required for all open positions, mandatory liquidation occurs on the next day starting from the customer's largest position to the smallest position until the minimum deposit requirement is met. On each of the three exchanges, a trading participant can monitor its equity in real time and replenish its trading deposit account as needed.

Trading participants other than individual customers, including comprehensive members, special members and proprietary members, are also required by the exchanges to maintain certain levels of deposit, and will face liquidation if their equity falls below a level set by the relevant exchanges. We are currently a comprehensive member of the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, and for more details on our deposit requirement and liquidation risk, please see "— Risk Management — Trading Related Risks — Liquidation Risks."

The following table summarizes the major trading rules for individual customers of the three exchanges we operate on.

	Tianjin Precious Metals Exchange	Guangdong Precious Metals Exchange	Shanghai Gold Exchange
Commodity type	Silver, palladium, platinum, nickel, copper and aluminum	Silver, palladium and platinum	Gold, silver and platinum
Trading direction	Long or short	Long or short	Long or short
Mandatory liquidation	Mandatory liquidation of all positions if equity falls below 50% of minimum deposit required	Mandatory liquidation of all positions if equity falls below 50% of minimum deposit required	Mandatory liquidation on the next day if equity falls below 100% of minimum deposit required, and from largest position to smallest position until the minimum deposit requirement is met
Trading hours	Generally Monday 08:00 - 04:00 next day, Tuesday to Friday 07:00 - 04:00 next day	Generally Monday 08:00 - 04:00 next day, Tuesday to Friday 07:00 - 04:00 next day	Generally Monday - Friday 09:00 - 11:30, 13:30 - 15:30 and 20:00 - 02:30 next day
Maximum leverage ratio	Depends on commodity type and investment amount, ranging from 12.5:1 to 20:1	Depends on commodity type and investment amount, ranging from 5:1 to 12.5:1	Depends on commodity type and investment amount, ranging from 11.1:1 to 16.7:1

Our Business Model

Our business process can be generally divided into three stages: marketing, customer development and customer service, all of which are supported by our technology infrastructure. The following diagram illustrates this process:

Marketing:    We conduct brand promotion and precision marketing to attract potential customers through both online and traditional marketing channels. Interested persons who contact us and leave their contact information with us become our potential customers. We also promote our client software through various websites and app stores. Guest version of our software is free to download and use. Through simple online registration, people get free access to the user version of our client software and become our potential customers. We do not conduct cold calls.

Customer development:    Our customer representatives interact with potential customers regarding online spot commodity trading, our client software and services through call, text message and instant messaging function in our client software. Our representatives begin building relationships with our customers in anticipation that they will open trading accounts with us.

Customer service:    A potential customer who opens and activates a trading account with us becomes our customer. We provide more services to customers compared with potential customers, including free usage of the customer version of the client software which has richer features, as well as access to more comprehensive research reports and technical analysis tools.

Our Customers

We currently focus on premier individual customers and require each customer to deposit at least RMB100,000 (US$15,734) for account activation, because we believe that these customers are generally more sophisticated investors with higher risk-bearing ability, and we could concentrate on providing them with comprehensive and tailored services.

Our customers could open and activate trading accounts with us online in an easy and user-friendly manner. After filling in basic personal information in our application form, a customer could link his or her personal bank account to his or her trading deposit account, which is an independent depository account under the exchange's (for the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange) or financial member's (for the Shanghai Gold Exchange) account. We cannot access our customers' money, but as a comprehensive member, we can monitor their trading activities and account balances in real time through the exchanges' information system. Customers could freely withdraw funds from their accounts so long as the minimum deposit requirements for their trading positions are met. After a trading account is activated, it becomes a "tradable" account and will remain tradable until the account is closed. We define "active" accounts as tradable accounts that have executed at least one trade during a relevant period.

We believe that the growth of tradable accounts and active accounts, combined with our strategy to focus on premier customers, contributed to the significant growth of our customer trading volume historically. The tables below set forth the tradable accounts as of the dates indicated and active accounts and total customer trading volume for the periods indicated:

	As of December 31,
			As of September 30, 2015
	2013	2014
Tradable Accounts
Tianjin Precious Metals Exchange	18,945	30,262	37,257
Guangdong Precious Metals Exchange	704	3,641	7,876

Total	19,649	33,903	45,133

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2013	2014		2014	2015
Active Accounts
Tianjin Precious Metals Exchange	13,700	17,339	—	14,453	14,298	—
Guangdong Precious Metals Exchange	635	2,991	—	1,808	5,093	—

Total	14,335	20,330	—	16,261	19,391	—

Customer Trading Volume
(in millions)	RMB	RMB	US$	RMB	RMB	US$

Tianjin Precious Metals Exchange	367,969	563,737	88,699	403,826	354,006	55,700
Guangdong Precious Metals Exchange	5,820	59,677	9,390	39,496	153,763	24,193

Total	373,789	623,414	98,089	443,322	507,769	79,893

Sales and Marketing

Marketing

Our marketing activities include promoting our brand recognition, attracting new customers through targeted marketing and promoting our client software, which has a broader reach of users who might become our potential customers.

We employ both online and traditional marketing channels, including:

  ▪
  Online marketing.  Our online marketing relies mainly on search engine marketing and displaying advertisements on portal websites. We also actively promote our client software through mobile application stores. In addition, we promote our brand and software through our corporate pages on popular interactive social media such as weibo and wechat.

  ▪
  Television and radio.  We collaborate with a number of major television and radio channels to conduct brand promotion and targeted marketing. For instance, we sponsor investor education programs on several national and provincial television channels, which are transmitted to nationwide television audiences through satellite broadcasting.

  ▪
  Others.  We promote our brands through other traditional media channels such as placing advertisements in newspapers and magazines. We also sponsored various college and social events such as Yin Tian Xia Cup Wealth Management Contest for college students in Shanghai in 2014.

We focus on investing in cost-effective marketing initiatives and continuously evaluate the effectiveness of various marketing channels to optimize the allocation of our marketing spending. We incurred advertising expenses of RMB124.8 million, RMB179.9 million (US$28.3 million), RMB131.2 million and RMB167.6 million (US$26.4 million) for the years ended December 31, 2013 and 2014 and for the nine months ended 2014 and 2015, respectively, accounting for19.8%, 15.5%, 17.8% and 17.0% of total revenues for the same periods.

Customer Development

Our potential customers could initiate contact with us through call, text message and online instant message, as well as through software downloads and online registration. Our representatives generally follow up with potential customers to respond to their questions regarding online spot commodity trading and our software and services. Our representatives begin building relationships with our customers in anticipation that they will open trading accounts with us.

We use data mining to identify potential customers who are more likely to open trading accounts with us than others. We do so through an analysis of communications history and software usage records, thus improving the effectiveness of our customer development. For instance, based on our analysis, active users of our software are more likely to open a trading account with us than those who do not use our software. We have detailed internal rules regulating the conduct of our customer representatives. We also provide them with mandatory training to ensure the quality of their services. Our internal compliance team also uses our CRM system to monitor communications between our customer representatives and potential customers.

From 2013 to June 2014, we worked with certain sales agent companies selectively to develop customers on and only on the Tianjin Precious Metals Exchange. To better manage and to improve the cost-efficiency of customer development, we ceased such cooperation with sales agent companies in June 2014, and we have been developing customers on our own since then.

Our Services

We provide the following services to our customers.

Investor Education

We believe that investor education is critical in preparing potential customers for spot commodity trading. We have developed a set of educational programs designed to target customers with a variety of experience levels and investment preferences. Our education programs include basic rules and processes of online spot commodity trading, fundamental analysis methods and technical analysis methods. We provide a simulated trading function through our client software for customers and potential customers, enabling them to experience real-life trading processes without committing any capital or assuming any risks. We offer online lectures covering a variety of topics. Most of our educational resources are easily accessible through PC and APP versions of our client software. Certain materials are also available on our websites.

Market Information Provision

We provide comprehensive market information to our customers, including real-time price quotes from various exchanges and international markets, technical indicators, commodity market news and macroeconomic data and news. Market information is accessible by our customers and potential customers through PC and APP versions of our client software.

Research

We have a professional research team at our in-house research institute through which we provide research support services to our customers. Our research staff members possess various professional qualifications in securities, futures and commodity trading. Our research services include research reports, online lectures, live market commentaries and quantitative analysis. Our research reports include daily, monthly and special event reports. Our research personnel give live market commentary during trading hours, which can be accessed via PC and APP versions of our client software in text or video format. Our research team also develops various quantitative analysis models that can be used by our customers through our client software.

Historically, we outsourced research services to a related external company. We terminated such arrangement in November 2013, and since then, we have provided research services in-house.

Live Discussion Boards

Our client software not only provides market information and investor education to users, but also provides live discussion boards for the users to communicate with our research personnel and among themselves, with respect to market trends, investment opportunities and other related topics. For the year ended December 31, 2014 and the nine months ended September 30, 2015, we had an average of approximately 5,000 and 11,000 users who participated in the discussions, either by making a post or raising a question, each month, respectively.

Customer Support

We are committed to providing high-quality customer support. Most of our services, including investor education, market information provision and research support services, are accessible through our client software, which we believe provides a positive experience for our customers due to its user-friendliness and easy access. Besides our client software, we have a dedicated team of customer service personnel that handles real-time customer inquiries about our software, market news and research reports, and other questions, via call, text message and online instant message. We request that all our customer representatives conduct customer communications via our communication system that is closely monitored by us. We also provide telephone order processing services during trading hours, allowing our customers to place their trading orders via telephone.

In addition, we receive customer complaints from time to time. To ensure that reasonable complaints made by each customer are adequately addressed and for risk management purposes, we have established a customer complaint department at our customer service center. For a complaint received, our customer compliant officer will first confirm details of the complaint with the customer and then verify the facts with the relevant department. Based on our verification results and our internal policy, we seek to resolve complaints through discussions with the customer. The complaint and our response are recorded in the CRM system, and feedback is also provided to relevant departments. We also report complaints to the compliance department, which will check for noncompliance and advise the relevant department to take rectification measures, if necessary.

Technology Infrastructure

The client software and the CRM system comprise our core technology infrastructure and enable us to move each key phase of our business operation online. We received the "certified software enterprise and registered software products" qualification from the Shanghai Municipal Commission of Economy and Informatization in April 2013, and received ISO9001 certification for software development in June 2014, ISO20000 certification for IT service operation and maintenance in December 2014 and ISO27001 certification for information security management in December 2014. We made substantial investments in R&D. As of September 30, 2015, we had a software research and development and maintenance team of 188 employees. The total operating expenses incurred by Yin Tian Xia Technology, our PRC subsidiary responsible for building our technology infrastructure, amounted to RMB23.7 million, RMB62.9 million (US$9.9 million) and RMB72.9 million (US$11.5 million) in 2013 and 2014 and for the nine months ended September 30, 2015, respectively.

Client Software

While many of our competitors use third-party software to deliver such services, we have developed a proprietary client software to address our customers' needs. Through our client software, we provide customers with timely and comprehensive market information, investor education programs, simulated trading, research reports, live market commentary, quantitative analysis tools and interactive customer support functions. We operate three versions of our client software, and each version has a different level of functionalities. The guest version has limited functions and is free to download. The user version has more functions and can be used by our potential customers for free. The customer version has the most functions and is available to our tradable customers for free. As of the date of this prospectus, our customers could directly place trades on the Tianjin Precious Metals Exchange through our client software, and we are working to connect our client software to the trading system of the Guangdong Precious Metals Exchange, which we believe will further enhance our customers' trading experience. Currently our customers on the Shanghai Gold Exchange need to use the exchange's software for trading, and we are working to add such function to our client software.

Since early 2013, both the PC and APP versions of our client software have gained popularity among users. The following table summarizes the average number of monthly active users, who have logged onto our client software in a given month, of the PC and APP versions of our client software for the periods indicated:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2013	2014	2015
Average Monthly Active Users
PC(1)	36,209	51,017	79,067
APP(2)	20,214	108,738	210,954

Total(3)	47,130	152,740	279,077

(1)
A PC user is identified by the IP address. If a user has logged onto our client software for multiple times in a given month, he or she is counted as only one active PC user.

(2)
An APP user is identified by a unique serial number of a guest user's mobile device and by a registered user's ID. If a user has logged onto our client software for multiple times in a given month, he or she is counted as only one active APP user.

(3)
The total amount of monthly active users includes guest users and registered users. For a registered user who has logged onto our client software through both APP and PC in a given month with its registration ID, the overlapping data is removed from the total amount. However, we are not able to do so for guest user data.

We believe that in-house development of our client software can shorten development cycles and improve usability of our software based on continuous customer feedback, and therefore differentiate us from our competitors.

CRM System

Our CRM system is the core IT system for customer development and customer services. Our CRM system allows us to centrally manage relationships with customers and potential customers, monitor and supervise customer communications conducted via calls, text messages and online instant messages, as well as collect and analyze customer data. Our CRM system allows us to manage customer relationships in the following ways:

Customer communication platform.    Our CRM system is integrated with our call center, online instant message and text message platform, which enables customer representatives to engage in dial-in and dial-out communications and online chats with our customers, and sends out personalized SMS for promotion and other notices.

Customer relationship management.    Our CRM system also facilitates the categorization of customers and potential customers, the management of account opening procedures, account status, rebate arrangement, collection of customer complaints and advice, as well as other customer activities. Through our CRM system, our customer representatives can access customers' communication history with us, their software usage records and trading records. Such background information can help them communicate in more effective ways with our customers and potential customers.

Monitoring.    All customer communications through our CRM system are recorded, including calls, text messages and online instant messages. Our compliance department conducts spot checks of our customer communications on a daily basis for any behavior that is noncompliant with our internal policies and for any irregularities. We also recently installed an automatic speech recognition system to monitor calls with customers and identify any noncompliance or irregularities. These recordings and narratives may also be used for training and quality control purposes.

Internal information distribution.    Our CRM system distributes internally generated information, such as market information, research reports, new commodity trading products, promotional information and compliance notices, to our customer representatives, which enables us to provide high-quality customer services and to maintain a consistent connection with our customers.

Human resource management:    Our CRM system improves our efficiency by facilitating the allocation of existing and potential customers to our customer representatives. We can also monitor and evaluate the performance of each customer representative using data compiled by our CRM system such as the number of customers developed and the number of customer inquiries answered by each customer representative.

Our Focus on Utilizing Data Assets

We collect data through our client software and CRM system. Through our client software, we are able to collect data with regard to users' usage history, including log-on/off time, duration of each log-on and users' activities during each log-on session, such as watching investor education programs, participating in online discussion board and performing simulated trading. Through our CRM system, we can collect data about a customer's or a potential customer's communication history with us, including recorded calls between the customer and our customer representatives, duration and content of each call, text messages and online instant message records. We also obtain customers' trading records from the exchanges. All of these collected data become our data assets. Our customer representatives can access most of this data through our CRM system. We also have a dedicated team to analyze this data.

We believe that collection and analysis of our data assets enhance our operational efficiency and improve our business in many ways. Our data assets enable us to accurately evaluate the effectiveness of different marketing channels and, consequently, to more efficiently allocate our marketing budget. Through analysis of data on software usage, individual information and communication records, we can more accurately identify potential customers who have a high interest in opening a trading account with us and thus improve the efficiency of our customer development activities. Through our CRM system, our customer representatives can access customer-specific data, including software usage history, communication history with us and trading records, which make it easier for us to provide informed services to individual customers and enhance their experience with us.

Reliability and Business Continuity

Our client software runs on reliable hardware and software technologies with primary and back-up facilities hosted at two separate geographic locations in Shanghai and Beijing, respectively. In addition, both servers are located in advanced outsourced data centers with full business continuity features, including redundancy for power, telecommunications connections and daily monitoring.

We also maintain formal business continuity policies and practices aimed at ensuring rapid recovery from any business or trade interruptions. We rank each of our services according to the risks associated with potential interruptions and have also established business recovery time objectives for our services. We regularly review and test our recovery plans and controls to ensure the effectiveness of such plans and controls in meeting our business needs.

Risk Management

We have established rigorous risk management policies and practices as we believe that risk management is crucial to the success of our business. We mainly focus on three types of risks: trading-related risks, operational risks and information security risks.

Trading Related Risks

Our risk control trading center is responsible for the day-to-day management of trading related risks and its primary objective is to monitor the following: (i) equity and risk ratio of our own trading deposit accounts with the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, (ii) our customers' equity levels and any abnormal trading activities through the exchanges' information system and (iii) abnormal price movements and trading system errors. The risk control trading center operates in three shifts with 24-hour coverage in order to ensure continuous monitoring during the trading hours of the exchanges.

Liquidation Risks

The Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange impose minimum trading deposit requirements on comprehensive members for risk management purposes. Such minimum trading deposit are calculated as a fixed percentage of the aggregate trading deposits of a comprehensive member's customers. Currently, the applicable percentage is 16.7% for both of the exchanges. By the end of each trading day, if a comprehensive member's equity falls below the minimum deposit requirement, it needs to replenish its deposit account to above such minimum level generally by the end of the next trading day. In addition, if during trading hours, a comprehensive member's "risk ratio," defined as real-time equity divided by the ending equity of the previous trading day, falls below 30%, the exchange will immediately liquidate all its positions. Then, the special member contracted by the comprehensive member will temporarily act as the counterparty to the trades placed by the comprehensive member's customers, until the comprehensive member meets the minimum deposit requirement again. As a consequence of such mandatory liquidation, we will generally lose all the spread fees and overnight fees associated with the transferred positions to the special member until we replenish our deposit above the minimum level. As an agent, we are not required by the Shanghai Gold Exchange to place any deposits.

Our deposit management goal is to ensure our compliance with the requirements of the exchanges and enhance our capital usage efficiency, which is to prevent any mandatory liquidation while at the same time to avoid any waste of capital as a result of having an excessive level of deposits. We achieve the above goals through a series of internal policies and procedures, including funding and withdrawal rules. We generally maintain a level of trading deposits higher than the minimum level required by the exchanges, which reduces the risk that the exchanges may liquidate our positions as a result of sudden price fluctuations.

Market Risks

We are exposed to market risks related to the fluctuation of the prices of the underlying commodities when we act as counterparty to our customers' trades on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. From January 1, 2013 to September 30, 2015, in a total of 689 trading days, the largest daily loss we incurred from such principal positions was RMB26.4 million and the largest monthly loss we incurred was RMB55.3 million. Historically, we formulated and implemented prudent risk management policies and hedged the market risks associated with our principal positions through special members on these two exchanges and through the Shanghai Futures Exchange.

In order to reduce our exposure to market risks, in 2015, three of our PRC subsidiaries operating on the Tianjin Precious Metals Exchange or the Guangdong Precious Metals Exchange entered into a risk and return transfer arrangement with Pan Hou Wei Ran — PHC Commodity Equity Interest Swap Fund No. 1, a third party fund. Such arrangement has taken effect since August 23, 2015 with an initial term of five years. Pursuant to such arrangement, the trading gains and losses resulting from our principal positions on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange will be transferred to such fund, thus reducing our market risk exposure to commodity price movements volatility. Other than assuming such trading gains and losses, the fund is only allowed to hold cash and highly liquid cash management products.

We also entered into an execution guarantee agreement with such fund, as part of the risk and return transfer arrangement, pursuant to which the fund is required to maintain a net asset value of not less than 100% of the aggregate minimum deposits we need to place with the two exchanges. The net asset value of the fund mainly consists of three components: cash, highly liquid cash management products and amounts receivable by the fund pursuant to the risk and return transfer arrangement. The last component is accrued on a daily basis and settled on a monthly basis. The fund is also required to send us a daily report on its net asset value. If net asset value of the fund falls below 70% of the total minimum deposit requirements of the two exchanges, the fund has a contractual obligation to restore its net asset value to 100% of the total minimum deposit requirements by requesting its investors to inject additional capital in cash. If net asset value of the fund exceeds 120% of the total minimum deposit requirements, the fund has the right to distribute any excess cash from such account to its investors. If the net asset value of the fund falls below 10% of the total minimum deposit requirements on any given day, each of the fund and us is entitled to terminate the agreement and demand settlement immediately. As of November 30, 2015, the net asset of value of such fund was RMB227.3 million (US$35.8 million).

Also pursuant to the agreement, any withdrawal or transfer from the fund's bank account requires joint approval from us and the fund. We shall approve withdrawals and transfers in compliance with the agreement, such as distributions when net asset value exceeds 120% of the total minimum deposit requirements or investment in highly liquid cash management products, but would have the ability to block any withdrawal or transfer outside the agreed scope, which we believe reduces our credit exposure to the fund as a protective measure.

Operational Risks

We are exposed to operational risks for various aspects of our business and we have formulated a series of internal procedures focusing on the risks of four key business areas. First, for advertisement, all promotion materials, webpages, information and media programs for public advertisement are reviewed by the compliance department before publication. Second, for customer development, we conduct spot checks on the audio recordings of customer development calls made by our customer representatives for any noncompliance or irregularities, and our automatic speech recognition system further facilitates such internal screening. Third, all our published research reports contain prominent disclaimers, and our research institute and compliance department will review all research reports before publication, in order to prevent the disclosure of any misleading or inaccurate information or other potential risks. Fourth, for customer service, we monitor the interactions of our customer representatives with customers through our automatic speech recognition system and through conducting spot checks on recorded conversations with customers for any noncompliance. All customer-facing employees receive compliance training upon joining us and we also provide ad hoc compliance trainings on various compliance matters to all employees. In addition, we have also established an internal whistleblower system for all employees to report any violation to the compliance department on an anonymous basis.

Information Security Risks

Secure access to our customers' information and other confidential information is paramount to our business success and we are exposed to the risks that such information may be leaked or misused. We maintain strict internal practices, procedures and controls, such as providing different levels of access rights, which enable us to better protect our customers' sensitive information (including ID card number, telephone number and other personal data). We deploy advanced firewall technologies to restrict inappropriate access to our hosting facilities. Access to our information systems is granted to our internal users on an as-needed basis. Our in-house information security team monitors our websites and critical servers 24/7. We use hardware security machines to encrypt sensitive customer information in our CRM system. We received ISO27001 certification issued by British Standards Institution, the world's largest certification organization, in recognition of our information security system.

Competition

The online spot commodity trading market is highly competitive and fragmented for trading service providers like us. There are over 1,000 active trading service providers that operate on over 400 exchanges nationwide. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

In 2014, it is estimated that we have a market share of approximately 3.0% in online spot commodity trading by customer trading volume, and there was no other trading service provider in the industry with a market share greater than approximately 2.0%, according to Euromonitor. Our customer trading volume on Tianjin Precious Metals Exchange was the largest among all service providers on the exchange in 2012, 2013, 2014 and the first eleven months of 2015. Our customer trading volume on Guangdong Precious Metals Exchange ranked No. 7 in 2014, No. 3 in the first nine months of 2015 and No. 1 from October through November 2015. Our customer trading volume on Shanghai Gold Exchange has been growing rapidly since our recent commencement of operation on the exchange in November 2015.

In addition, there are also over 20 commercial banks operating as financial members on the Shanghai Gold Exchange, through which individual customers can open accounts and trade gold and other precious metals on that exchange. However, we believe that in most cases, these banks only offer a trading channel to their existing customers as part of their overall banking package and do not provide specialized services for spot commodity trading. Recently, attracted by a booming online spot commodity trading market, certain Internet companies such as NetEase, Inc., also launched a spot commodity trading service. Differing from our strategy of focusing on premier customers, NetEase sets low deposit requirements for account opening and gained a large customer base with small average invested amounts in a relatively short period.

Although some of our competitors may have greater financial resources or a larger customer bases than we do, we believe that our proprietary technology platform, our focus on premier customers, our comprehensive customer services and strong brand recognition in the industry, will enable us to compete effectively in the fast evolving online spot commodity trading industry in the PRC.

Employees

We rely on our management team and employees to serve our customers and implement our growth strategies. Hence, attracting, cultivating and retaining talent has been, and will remain, critical to our success. We intend to accomplish this through providing our employees with growth opportunities, performance-based incentives linked to individual contributions and our operational results as well as by placing an emphasis on employee training and career development.

As of September 30, 2015, we had a total of 2,230 employees, who were all full-time employees. The following table sets out the total number of our employees by function as of September 30, 2015:

	As of September 30, 2015
	Number	% of Total Employees
Technology	188	8.4%
Research	30	1.3%
Customer Service	479	21.5%
Sales & Marketing	1,255	56.3%
General & Administration	278	12.5%

Total	2,230	100.0%

We enter into individual employment contracts with our employees to cover matters such as salaries, benefits, and grounds for termination. Each employee's employment contract also covers non-competition and confidentiality arrangements during such employee's employment with us. For information as to employment agreements with our executive officers, see "Management — Employment Agreements."

We generally formulate our employees' remuneration package to include salary, benefits and share-based compensation. We provide our employees with welfare benefits in accordance with applicable regulations and our internal policies. We also provide trainings for our employees with respect to business, compliance and internal management. Such trainings may be provided by internal departments or external trainers. We review the content of our trainings regularly to ensure that the trainings we provide to our employees are sufficient and up to date.

We are required under PRC laws and regulations to make contributions to our employees' social insurance and housing fund based on specified percentages of the salaries, bonuses, and certain allowances of our employees. Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees. The vast majority of our employees are based in China.

Intellectual Property Rights

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights are important to us in distinguishing our brand and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark laws, trade secret protection and confidentiality agreements with our employees, business partners and selected third-party service providers to protect our business and intellectual property rights. We also enter into confidentiality and invention assignment agreements with all executive officers, key employees and rigorously control access to proprietary technology.

We have 15 registered trademarks in the PRC and we have applied to register for 19 additional trademarks. We have 20 software copyright registrations, 4 software product registrations and own 10 domain names that we use in connection with the operation of our business. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our trademark portfolio as well as software and domain name registration, the protection of which is important to our reputation and the continued growth of our business.

Facilities

Our principal executive offices are located in Shanghai, China, where we leased approximately 12,368 square meters of office space. In addition to Shanghai, we also have leased properties principally used as office premises for our operations in Beijing, Guangzhou and other cities in China, totaling approximately 2,652 square meters. Most of our leases will expire in 2017. Our leased premises are leased from unrelated third parties who either have valid titles to the relevant properties or proper authorization from the title holder to sublease the property. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Legal Proceedings

We may from time to time become a party to various legal proceedings arising in the ordinary course of our business. We are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations, nor have we experienced any incident of noncompliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or results of operations.

REGULATION

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Provisions on Foreign Investment

All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People's Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People's Congress on December 28, 2013 and came into effect on March 1, 2014. In the latest amendment, paid-in capital registration, minimum requirement of registered capital and timing requirement of capital contribution were abolished. Foreign invested enterprises must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned enterprises, or WFOE, the MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended on March 10, 2015, which came into effect on April 10, 2015. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. According to the Catalogue, online spot commodity trading, technical development, technical consultation and technical services sectors are neither restricted nor prohibited.

Provisions on Merger and Acquisition and Overseas Listing

According to the Provisions on Merger and Acquisition of a Domestic Enterprise by Foreign Investors, or the M&A Rules, promulgated jointly by the MOFCOM, the SASAC, the SAT, the SAIC, the CSRC and the SAFE, beginning on June 22, 2009, overseas special purpose vehicles which are established through acquisition of domestic companies in the PRC and are controlled by Chinese companies or individuals for the purpose of overseas listing must obtain the approval of the CSRC before overseas listing. According to the M&A Rules, if any domestic company, enterprise or natural person intends to merge an affiliated domestic company into an overseas company legally incorporated or controlled by the aforesaid domestic company, enterprise or natural person, the proposed merger shall be subject to the approval of the MOFCOM, and the parties thereto shall not circumvent the above provision through any means, including domestic investment by foreign invested enterprises (the "Related Party M&A Rules"). As none of Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen is a PRC citizen, our PRC legal advisor is of the view that the onshore acquisitions during our reconstruction are not subject to the Related Party M&A Rules.

Operational Rules of the Exchanges on Which We Operate

We are a comprehensive member of the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, and an agent of a financial member of the Shanghai Gold Exchange, collectively with the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, referred as the Exchanges, and we are required to comply with the operational rules of the Exchanges to engage in online spot commodity trading services business and the agent business on the Exchanges. Operational rules of the Exchanges are summarized as below:

Membership Administration

Pursuant to the Management Measures for Comprehensive Membership of the Tianjin Precious Metals Exchange (Interim) issued by the Tianjin Precious Metals Exchange on July 1, 2010, the Membership

Management Measures of the Guangdong Precious Metals Exchange (2014) issued by the Guangdong Precious Metals Exchange on March 24, 2014 and the Membership Management Measures of the Shanghai Gold Exchange issued by the Shanghai Gold Exchange on September 16, 2014, or collectively, the Membership Management Rules, business entities or other economic organizations that meet the prescribed conditions of the Exchanges may apply to the Exchanges for membership and, upon approval, engage in spot commodity trading business of precious metals products within the scope authorized by the Exchanges. Of our PRC subsidiaries, Rong Jin Hui Yin is the comprehensive member of the Tianjin Precious Metals Exchange (No. 160); and Jin Xiang Yin Rui (No. 003) and Sheng Ding (No. 160), are the comprehensive members of the Guangdong Precious Metals Exchange, respectively. Therefore, we are entitled to conduct spot commodity trading business of precious metals products on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. In November and December 2015, respectively, we have established Jin Dou and Jin Yi to carry out business on the Shanghai Gold Exchange.

Pursuant to the Membership Management Measures of the Shanghai Gold Exchange, there are two types of member in the Shanghai Gold Exchange, ordinary member and special member. Furthermore, Shanghai Gold Exchange divides its ordinary members into three categories according to their business scope: financial member, comprehensive member and proprietary member. The proprietary member is only allowed to conduct proprietary trading, while the comprehensive member and financial member are allowed to conduct proprietary trading and agent business for institutional customers. In addition, a financial member could also conduct agent business for individual customers.

Pursuant to the Membership Management Rules aforesaid, a member of the Exchanges is required to go through an annual inspection registration procedure with the Exchanges in order to renew its membership qualification. Additionally, as a comprehensive member of the Exchanges, Rong Jin Hui Yin, Jin Xiang Yin Rui and Sheng Ding are each required to pay an annual management fee of RMB100,000 (US$15,734), according to the relevant membership contracts with the Exchanges.

To ensure the compliance by the members of relevant rules and regulations, the Exchanges further promulgated several measures for the resolution of noncompliances and violations by the members and their customers, including daily examination, investigation initiation policies, resolution procedures and penalty provisions, as well as dispute resolution policies for any dispute between any member and individual customer. If a comprehensive member violates the relevant regulations of the Exchanges, the Exchanges may impose penalties on such member, including oral warning, written notification, compulsory training, suspension of membership qualification, revocation of membership qualification and payment of liquidated damages.

Rules for Trading of Precious Metals Products

With respect to different categories of traded commodities including silver, platinum, nickel, palladium and copper, the Tianjin Precious Metals Exchange formulated and promulgated the Trading Rules of the Tianjin Precious Metals Exchange (for Silver) (Interim), the Trading Rules of the Tianjin Precious Metals Exchange (for Platinum) (Interim), the Trading Rules of the Tianjin Precious Metals Exchange (for Palladium) (Interim), the Trading Rules of the Tianjin Precious Metals Exchange (for Spot Nickel) and the Trading Rules of the Tianjin Precious Metals Exchange (for Spot Copper). The Guangdong Precious Metals Exchange also formulated and promulgated the Trading Rules of the Guangdong Precious Metals Exchange for Silver, the Trading Rules of the Guangdong Precious Metals Exchange for Platinum and the Trading Rules of the Guangdong Precious Metals Exchange for Palladium. For the trading of gold, silver and platinum, the Shanghai Gold Exchange also formulated and promulgated the Trading Rules for Spot Commodities Trading.

The above trading rules set out detailed provisions on product standard and quotation rules, trading methods, fee standards, cash settlement, delivery, risk control, information management and other aspects of spot trading of precious metals products, which collectively constitute the basic trading model of the Exchanges. Specifically, the Exchanges have the right to make adjustments on the trading rules based on different circumstances within a certain scope. For specific trading rules and procedures that apply to our subsidiaries and their customers, please refer to "Business — The Commodity Exchange Systems We Operate On."

We are required to comply with the trading rules of the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange as we are the comprehensive member of these two exchanges. As for the trading rules of the Shanghai Gold Exchange, we are not required to comply with the rules which are specifically regulating the members. However, we are required to follow the trading and management rules, such as duly disclosing risks to the customers, based on the contract we entered into with a financial member of the Shanghai Gold Exchange.

Risk Control

According to the Measures of the Tianjin Precious Metals Exchange for Risk Control Management (Interim) promulgated by the Tianjin Precious Metals Exchange on September 7, 2010, the Measures of the Guangdong Precious Metals Exchange for Risk Control Management (Trial) issued by the Guangdong Precious Metals Exchange in 2014 and the Measures of the Shanghai Gold Exchange for Risk Control Management issued by the Shanghai Gold Exchange on September 16, 2014, the Exchanges have established the following rules for risk management of online spot commodity trading:

  Trading deposit. The Exchanges set forth the minimum trading deposit requirements for members and customers. The Exchanges have the right to adjust the required minimum trading deposit depending on the types of traded commodities and based on actual circumstances. Currently, the applicable percentage for us is 16.7% of our total customers' deposits for the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. We are not required to place trading deposit with the Shanghai Gold Exchange.

  Position limit and major client reporting system. In order to manage risks, the Exchanges set limits on the maximum single or aggregate position any individual customer can have, i.e., position limit for individual customers. Individual customers that have a position reaching the position limit may not initiate a new trade.

  Deposit adequacy and liquidation risk. It is set forth by the Exchanges that when a comprehensive member's risk ratio reaches a certain threshold, or the trading deposit is lower than the minimum trading deposit level required by the Exchanges and is not timely replenished, the Exchanges will conduct mandatory liquidation against all positions of such member. In such case, the positions of the individual customers of such member will be temporarily transferred. We are not required to place a trading deposit for, and thus this rule does not apply to, our operation on the Shanghai Gold Exchange.

  Risk alerting system and emergency measures. The Exchanges may take measures as they deem necessary to manage risks, including requesting members and investors to report irregular circumstances, sending reminders of risks, warnings or alerts. For unusual circumstances, the Exchanges will further take different emergency measures to eliminate and mitigate risks, such as adjusting trading hours, suspending trading, suspending adding good orders, setting a time limit on transfer, compulsory transfer, limiting cash withdrawal, increasing deposit ratio and compulsory decrease of trading orders.

Management and Settlement of Trading Funds

To manage trading funds, the Exchanges respectively issue the Measures of the Tianjin Precious Metals Exchange for Trading Funds Management (Trial), the Measures of the Guangdong Precious Metals Exchange for Trading Funds Management (2014) and the Measures of the Shanghai Gold Exchange for Management of Member Agency Trading Funds. Such trading management measures define the rights, obligations and liabilities of the parties involved in trading funds-related activities and set forth rules regulating the depository bank, bank account, customer trading account and member trading account.

In addition, to regulate the settlement procedures, the Tianjin Precious Metals Exchange promulgated the Measures of the Tianjin Precious Metals Exchange for Settlement Management and the Guangdong Precious Metals Exchange promulgated the Measures of the Guangdong Precious Metals Exchange for Settlement Management (2014). According to relevant settlement rules, the precious metals trading settlement shall be carried out in the principle of unified and real-time settlement and in the manner of parallel application of real-time settlement and day-end settlement. Both the real-time settlement during the transaction and the day-end settlement of each day will be completed automatically by the trading system which is operated by the Exchanges. As for the Shanghai Gold Exchange, the settlement procedures and rules are included in the Implementing Rules of the Shanghai Gold Exchange for Spot Trading Funds Settlement. However, as an agent of a financial member, we don't participate in the management and settlement of the trading funds and the relevant rules of the Shanghai Gold Exchange do not apply to us. For more details of the management and settlement of trading funds for us, please refer to "Business — The Commodity Exchange Systems We Operate On — Deposit and Cash Settlement."

Regulation on Exchanges

Rules on the Shanghai Gold Exchange

On October 10, 2001, the PBOC obtained the approval of the establishment of the Shanghai Gold Exchange issued by the State Council. Later on October 31, 2001, the Shanghai Gold Exchange was officially set up by the PBOC and was registered by the SAIC on February 6, 2002. On December 20, 2011, the PBOC, the Ministry of Public Security, the SAIC, the China Banking Regulatory Commission, or CBRC, and the CSRC jointly issued the Notice of Reinforcing the Management of Gold Exchanges and Platforms Which Conduct Gold Trading Business (Yin Fa [2011] No. 301), which confirmed that the Shanghai Gold Exchange is the only approved exchange for spot trading of gold and the Shanghai Futures Exchange is the only approved exchange for trading of gold futures and clarified that the Shanghai Gold Exchange is under supervision of the State Council and the PBOC accordingly.

Rules on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange

Up until the year of 2011, there is no law or regulation at the national level to regulate the establishment or operation of trading exchanges which conduct trading business of precious metal (excluding gold). Except for the trading exchanges approved to be established by the relevant departments of the State Council, other trading exchanges are regulated and supervised by the local governments.

On November 11, 2011, the State Council promulgated the Circular 38, according to which, all the trading exchanges and firms engaging in transactions of property rights, works of culture and art, forward transactions of bulk commodities and other similar transactions, or the Trading Exchanges and Firms with the word "exchange" in their names must report their names to corresponding provincial governments for approval, unless otherwise approved by the State Council or the financial regulatory department under the State Council (such as the Shanghai Gold Exchange). As to Trading Exchanges and Firms that are established without obtaining approval pursuant to the above provisions, the SAIC and its local branches may not carry out the industrial and commercial registration procedures for the same. The Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange have all obtained the approval for establishment from their respective provincial governments.

Pursuant to Circular 38, the governments at the provincial level supervise the Trading Exchanges and Firms within their jurisdictions, while the State Council supervises the Trading Exchanges and Firms that had received approval for establishment from it. Thus, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange are respectively supervised by the People's Government of Tianjin and Guangdong. In practice, daily supervision of the People's Government of Tianjin and Guangdong on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange are mainly conducted by the Tianjin Municipal Bureau of Financial Affairs and the Department of Commerce of Guangdong Province, respectively.

To better manage and rectify the Trading Exchanges and Firms, the State Council established the system of "Inter-ministerial Joint Meeting", or the Joint Meeting, led by the CSRC. The main task of the Joint Meeting is to make overall plans for and coordinate the work of involved departments and governments at the provincial level, to rectify illegal transactions of securities and futures, supervise the establishment of management rules to regulate the Trading Exchanges and Firms, and accomplish other tasks assigned by the State Council. The Joint Meeting shall not replace the State Council or provincial government in performing relevant regulatory duties.

Circular 38 further provides that all provincial governments are required to conduct centralized cleaning-up and rectification work of all Trading Exchanges and Firms within their jurisdiction. On July 12, 2012, the general office of the State Council further promulgated the Circular 37, under which certain Trading Exchanges and Firms are prohibited to carry out the following activities:

  ▪
  Dividing any equities into equal shares for public offering;

  ▪
  Conducting trading by centralized trading methods;

  ▪
  Continuously listing and trading equities per standard trading unit;

  ▪
  The number of equity holders exceeding 200 cumulatively;

  ▪
  Conducting standardized contract transactions by centralized trading methods;

  ▪
  Engaging in, or establishing Trading Exchanges and Firms to engage in, the trading of insurance, credit, gold or other financial products, without the approval of the financial regulatory department under the State Council.

As specifically required by Circular 37, all provincial governments shall conduct inspection of Trading Exchanges and Firms accordingly. They shall rectify those Trading Exchanges and Firms that shall be rectified, close those that shall be closed, and complete the examination and approval procedures as required for those that are indeed necessary to be retained, and submit a comprehensive written summary of the cleaning-up and rectification work to the Joint Meeting once such close rectification is basically completed.

As of the date of this prospectus, the cleaning-up and rectification work of the Trading Exchanges and Firms in Guangdong has been completed and filed with the Joint Meeting. According to the inspection and acceptance results of the Joint Meeting, the Guangdong Precious Metals Exchange is permitted to be preserved after the cleaning-up and rectification work in 2013. However, the cleaning-up and rectification work of the Trading Exchanges and Firms in Tianjin has not been completed yet. For further information on such cleaning-up and rectification work and its impact on our business, please refer to "Risk Factors — Risks Related to Our Business and Industry — We operate in a highly regulated industry and any regulatory change may result in changes in trading models and trading rules of the Exchanges we operate on, which could adversely affect our business and prospects."

On November 8, 2013, the MOFCOM, the PBOC and the CSRC jointly issued the Special Provisions on Commodity Spot Market Trading (for Trial Implementation), or the Special Provisions, which came into effect on January 1, 2014. Pursuant to the Special Provisions, physical commodities, warehouse receipts and other similar proof for delivery of physical commodities, as well as other trading objects specified by the provincial governments in accordance with the law, are allowed to be traded through Trading Exchanges and Firms that are legally established with required service supporting functions. Trading Exchanges and Firms may conduct trading activities by agreement, unilateral bidding or other means of trading prescribed by the provincial governments in accordance with the law. Trading Exchanges and Firms shall not conduct any trading activities against the laws and regulations and shall not conduct standardized contract transaction with a centralized trading method. Competent commerce authorities of the governments at and above the county level shall be responsible for the industrial administration of the spot commodity market. The branches of the PBOC shall be responsible for the supervision and administration of the financial and payment institutions involved in spot commodity trading activities within their respective administrative jurisdictions.

Labor and Personnel

The PRC Labor Contract Law was amended by the Standing Committee of the National People's Congress on December 28, 2012 and came into force on July 1, 2013. In the amended PRC Labor Contract Law, more stringent provisions are adopted specifically for labor dispatch, including more qualifications for labor dispatch, reinforced principle of equal pay for equal work and defined restrictions on positions to which labor dispatch is applicable. The above-mentioned provisions are further elaborated in the Interim Provisions that were promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and came into force on March 1, 2014. It specifies that an employer shall strictly control the number of dispatched workers so that it shall not exceed 10% of the total number of its workers. The Interim Provisions also specify that if, before the Interim Provisions come into force, the number of dispatched workers in an employer exceeds 10% of the total number of its workers, the employer shall adjust its employment plan and reduce the proportion to the required proportion before March 1, 2016. The employer may not employ new dispatched workers unless the number of dispatched workers is reduced to the required proportion. However, if any labor dispatch agreement executed prior to, but expiring within two years of, the promulgation of the amended PRC Labor Contract Law, such agreements may continue to be performed until their expiry dates thereof. In addition, the employment of dispatched workers by an employer pursuant to labor dispatch arrangement shall be governed by the Interim Provisions.

According to the Interim Provisions, the labor dispatch entity shall pay social insurance premiums and follow relevant social insurance procedures for the dispatched workers as required by law and as agreed upon in the labor dispatch agreements. The Social Insurance Law of the People's Republic of China that was promulgated by the Standing Committee of the National People's Congress on October 28, 2010 and came into force on July 1, 2011 and the Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on and came into force on January 22, 1999, require employers to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees. Where an employer fails to fully pay social insurance premiums, the relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

According to the Regulations on the Administration of Housing Accumulation Funds that was promulgated by the State Council on and came into force on April 3, 1999 and was amended on March 24, 2002, all employers shall deposit housing accumulation funds on behalf of their employees. Where an employer fails to make deposit registration of housing accumulation funds or fails to open housing accumulation fund accounts for its employees, it shall be ordered by the housing accumulation fund management center to complete the procedures within a prescribed time limit, and if it still fails to complete the procedures within such time limit, a fine of RMB10,000 to RMB50,000 shall be imposed thereupon. Where an employer fails to deposit or underpays the housing accumulation funds within the time limit, it shall be ordered by the housing accumulation fund management center to deposit the funds in full within such time limit.

Our PRC operating entities incorporated in various locations in China have not made adequate employee benefit payments. Further, we had historically engaged certain third party employment agencies to dispatch contract workers to work for us, and the third party employment agencies had a shortfall in making contributions of the social insurance and housing fund for the dispatched workers. For further information regarding this issue, please refer to "Risk Factors — Risks Related to Doing Business in China — Failure to

make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties."

Intellectual Property Rights

According to the Regulations on Computer Software Protection that was amended and promulgated by the State Council on January 16, 2013 and came into force on March 1, 2013, PRC citizens, legal entities or other organizations enjoy the copyright in the software that they have developed, whether published or not. A software copyright owner shall enjoy the rights of divulgation, developer-ship, alteration, reproduction, distribution, rental, communication through information network, translation and other rights. The term of software copyrights owned by a legal entity or an organization shall be fifty years, expiring on December 31 of the fiftieth year since the first publication of such software.

According to the Patent Law of the People's Republic of China that was amended and promulgated by the Standing Committee of the National People's Congress on December 27, 2008 and came into force on October 1, 2009, the inventor or designer of any invention-creation (including inventions, utility models and designs) could apply for the patent right for such invention-creation. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. A patent right for inventions shall remain in force and valid for twenty years and a patent right for utility models and designs shall remain valid for ten years, both commencing from the filing date of such patent right. The patent owner shall pay an annual fee for such patent right commencing the year in which the patent right was granted. In the event that a prescribed annual fee is not paid, the patent right will terminate before the expiration of its validity period.

According to the Trademark Law of the People's Republic of China that was amended and promulgated by the Standing Committee of the National People's Congress on August 30, 2013 and came into force on May 1, 2014, the term for a registered trademark shall be ten years, commencing from the date of registration approval. A trademark registrant intending to continue to use the registered trademark upon expiry of the validity term thereof shall complete relevant renewal procedures within twelve (12) months preceding the expiry date, failing which the trademark registrant may be granted a six-month grace period. The term of each renewal shall be ten years, commencing from the day immediately after the expiry date of the previous term thereof. If the renewal procedures are not completed within the grace period, the trademark shall be deregistered. The Administration of Industry and Commerce above county level shall have the authority to duly investigate and impose punishment upon any infringement of trademark rights, and any suspected criminal infringement shall be promptly transferred to judicial authorities for further handling according to the law.

According to the Measures for the Administration of Internet Domain Names of China that were promulgated by the Ministry of Information Industry on November 5, 2004 and came into force on December 20, 2004, the principle of "first come, first serve" was adopted for the domain name registration procedure. After completing the domain name registration, an applicant for the registration of a domain name shall be the holder of such domain name and shall pay relevant operation and management fees. If the holder of a domain name fails to pay the corresponding fees as required, the original domain name registrar shall deregister such domain name and notify the holder in writing.

Foreign Exchange Administration

Conversion of Registered Capital

The principal law governing foreign currency exchange in the PRC is the Foreign Exchange Administration Regulations, which was enacted by the State Council on January 29, 1996 and amended on August 5, 2008. According to the Foreign Exchange Administration Regulations, international payments in and transfer of foreign currencies under current account items shall not be restricted. Foreign currency transactions under capital accounts, such as direct investment and loans, are still subject to limitations and require approvals from, or registration with, the State Administration of Foreign Exchange, or SAFE, and other relevant PRC governmental authorities.

On August 29, 2008, the SAFE promulgated the Notice of the General Affairs Department of the SAFE on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises (HuiZongFa [2008] No. 142), or the SAFE Circular 142, to regulate the conversion by a foreign-invested enterprise of its foreign currency registered capital into RMB. The SAFE Circular 142 provides that the registered capital converted into RMB from foreign currency of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. The use of such RMB fund may not be altered without approval, and such RMB fund may not in any case be used to repay any RMB loans if the proceeds of such loans have not been utilized. Violations of the SAFE Circular 142 could result in severe monetary penalties.

In 2015, the SAFE has published the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has come into effect since June 1, 2015, and the SAFE Circular 142 was repealed simultaneously. According to Circular 19, foreign invested enterprises are now allowed to convert their registered capital from foreign exchange to RMB and apply such funds to equity investment within the PRC, conditioned upon the investment target's duly registration with local bank of such reinvestment and open a corresponding special account pending for foreign exchange settlement payment. Further, such conversion will be handled at the bank level and does not need to be approved by SAFE.

SAFE Circular 37

The SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents through Special Purpose Vehicles (HuiFa [2014] No. 37), or the SAFE Circular 37, on July 4, 2014. Circular 37 requires PRC residents, including PRC individuals, institutions and foreign individuals who have a habitual residence in the PRC due to economic interests, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Such PRC residents must update their foreign exchange registrations with SAFE when the offshore entity, referred to as an offshore special purpose vehicle, undergoes material events relating to any change of basic information, increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions.

If any shareholder holding interest in an offshore special purpose vehicle, who is a PRC resident as determined by Circular 37, fails to complete relevant SAFE registration, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and dividends to their offshore parent company, contributing additional capital to its PRC subsidiaries, or carrying out other subsequent cross-border foreign exchange activities. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws.

Historially, our ultimate individual beneficial owners were unable to complete the aforesaid SAFE registration. For further information on this, please refer to "Risk Factors — Risks Related to Our Corporate Structure — We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries' ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations."

SAFE Circular 7

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration of Domestic Individuals' Participation in Equity

Incentive Plans of Overseas Listed Companies (HuiFa [2012] No. 7), or the Circular 7. Pursuant to Circular 7, all PRC residents who participate in an employee stock incentive plan or stock option plan of an overseas listed company are required, through the PRC subsidiary of such overseas listed company that they are employed by, to jointly entrust a PRC agent to handle foreign exchange registration with SAFE or its local branches and complete certain procedures relating to the share incentive schemes such as opening account and capital transfer. PRC residents include PRC nationals or foreign citizens who have been consecutively residing in PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC companies affiliated with such offshore listed company. A PRC agent could be a PRC subsidiary of such overseas listed company participating in the share incentive scheme or another PRC institution qualified for asset trusteeship as designated by the PRC subsidiary and in accordance with PRC laws. The PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The foreign exchange proceeds received by the PRC residents from the sale of shares under share incentive plans granted by the overseas publicly listed company must be remitted to bank accounts in the PRC opened by the PRC agents.

Tax

EIT

According to the EIT Law that was promulgated by the National People's Congress on March 16, 2007 and came into force on January 1, 2008, the enterprise income tax rate for both domestic enterprises and foreign-invested enterprises is 25% (except for certain eligible foreign invested enterprises). On December 6, 2007, the State Council promulgated the Regulations on the Implementation of the Enterprise Income Tax Law of the People's Republic of China, or the EIT Implementation Regulations, which came into force on January 1, 2008.

According to the EIT Law and the EIT Implementation Regulations, both resident and non-resident enterprises that earn income within the territory of China are subject to enterprise income tax at the rate of 25%. A non-resident enterprise without a permanent establishment in the PRC or a non-resident enterprise with a permanent establishment in the PRC whose earning income is not connected with such permanent establishment will only be subject to tax on its PRC-sourced income. The income for such enterprise will be taxed at a reduced rate of 10%, subject to the provisions of any applicable tax treaties.

According to the EIT Law and the EIT Implementation Regulations, income from equity investment between qualified resident enterprises such as dividends and bonuses, which refers to investment income derived by a resident enterprise from its direct investment in another resident enterprise, is tax-exempt income.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion on income, a PRC resident enterprise which distributes dividends to its Hong Kong shareholders must pay income tax according to PRC law. However, if the beneficial owner of the dividends is a Hong Kong resident enterprise that directly holds no less than 25% equity interests of the aforesaid enterprise (i.e., the dividend distributor), the distributed dividends may be subject to a reduced tax rate of 5%. If the beneficial owner is a Hong Kong resident enterprise, which directly holds less than 25% equity interests of the aforesaid enterprise, the tax levied will be 10% of the distributed dividends.

In addition, pursuant to the Circular of the SAT on Relevant Issues Relating to the implementation of Dividend Clauses in Tax Treaty issued by the SAT on February 20, 2009, all of the following requirements shall be satisfied for a non-PRC tax resident enterprise to be entitled to the benefits of any applicable tax treaty for the dividends received from PRC resident companies: (1) such non-PRC resident enterprise should be a company as provided in the tax treaty; (2) such non-PRC resident enterprise must directly own a specified percentage of the equity interests and voting shares of the PRC resident company; and (3) the capital ratio of the PRC resident company directly owned by such non-PRC resident enterprise must reach a certain specified percentage in the applicable tax treaty at any time within 12 months prior to the receipt of the dividends.

Pursuant to the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers (Announcement of the State Administration of Taxation [2015] No.60) which came into effect on November 1, 2015, non-resident taxpayers which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Such taxpayers who make their own declaration shall self-assess whether they are entitled to tax treaty benefits, make truthful declaration and submit the relevant reports, statements and materials required by the relevant tax authorities.

On February 3, 2015, SAT issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or the SAT Announcement 7. Pursuant to SAT Announcement 7, if a non-resident enterprise, or a transferor, transfers its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident company, or referred as the Taxable Properties, without a reasonable commercial purpose, such transfer shall be deemed a direct transfer of Taxable Properties. The payer, or the transferee, in the equity transfer shall be the withholding agent, and is thus obligated to withhold and remit enterprise income tax accordingly to the relevant PRC tax authorities. Factors that may be taken into consideration when determining whether there is a "reasonable commercial purpose" include components of the transferred equity, offshore tax situation of the transaction, the economic essence and duration of the offshore structure, trading fungibility and other factors. Specifically, when an equity transfer satisfies all the following requirements, such transaction will be considered an arrangement with "reasonable commercial purpose":

  (i)
  Transaction parties' equity relationship falls into one of the following situations:

  (1)
  Equity transfer or directly or indirectly holds more than 80% of the transferee's equity;

  (2)
  Equity transferee directly or indirectly holds more than 80% of the transferor's equity;

  (3)
  A third party directly or indirectly holds more than 80% equity interest in both equity transferor and transferee.

  If more than 50% (not inclusive) of a non-resident enterprise's equity directly or indirectly derives from real estate within the PRC, the required equity holding proportions shall be 100% instead of 80%. Indirectly held equity should be calculated as the product of the equity proportion held by each enterprise within the equity holding chain.

  (ii)
  If another indirect transfer transaction, or referred as a "contemplated transaction", is to be executed after such transaction is consummated, the related PRC income tax burden will be no less than the PRC income tax burden associated with a transaction similar to the contemplated transaction without the consummation of such transaction.

  (iii)
  Equity transferee pays the entire transfer consideration with its own shares or shares of other enterprises controlled by the transferee (excluding shares of listed enterprise).

Business Tax

According to the Interim Regulations of the People's Republic of China on Business Tax that was amended by the State Council on November 10, 2008 and came into force on January 1, 2009, entities and individuals that engage in provision of services, transfer of intangible assets or sale of real estate within the PRC are subject to business tax. According to the Rules for Implementation of the Interim Regulations of the People's Republic of China on Business Tax that was amended by the Ministry of Finance on October 28, 2011 and came into force as of November 1, 2011, the range of the business tax threshold shall be: (1) a sales turnover of RMB5,000 to RMB20,000 per month if the business tax is paid by periods; and (2) a sales turnover of RMB300 to RMB500 each business project (per day) if the business tax is paid by business projects.

VAT

According to the Interim Regulations of the People's Republic of China on Value Added Tax that was amended by the State Council on November 10, 2008 and came into force on January 1, 2009 and the Rules for Implementation of the Interim Regulations of the People's Republic of China on Value Added Tax that was amended by the Ministry of Finance on October 28, 2011 and came into force on November 1, 2011, entities and individuals that engage in the sale of commodities, provision of processing, repair and replacement services and import of goods within the PRC are subject to VAT at the rate of 17%, or 13% for taxpayers selling or importing certain kinds of specific commodities. According to the Circular on Printing and Distributing the Pilot Proposals for the Collection of Value-Added Tax in Lieu of Business Tax (CaiShui [2011] No. 110) promulgated by SAT and the Ministry of Finance on November 16, 2011 and Circular of the Ministry of Finance and the State Administration of Taxation on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax (CaiShui [2013] No. 106) promulgated by SAT and the Ministry of Finance on December 12, 2013, information technology service, including the software service and integrated circuit service, is subject to these rules and VAT.

Preferential Tax Treatment for Software Enterprise

According to the Circular of the State Council on Printing and Issuing the Policies for Encouraging the Development of the Software Industry and the Integrated Circuit Industry (GuoFa [2000] No. 18) promulgated by the State Council on June 24, 2000, eligible software enterprises shall enjoy preferential treatments in tax, investment and financing, research and development input, import and export and other relevant aspects.

On January 28, 2011, the State Council promulgated the Circular of the State Council on Printing and Issuing the Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry (GuoFa [2011] No. 4), specifying that qualified software enterprises shall be exempt from business tax.

On October 13, 2011, the Ministry of Finance and the SAT promulgated the Circular on the Policies for Value Added Tax of Software Products (CaiShui [2011] No. 100), specifying that if a general VAT taxpayer sells self-developed and self-produced software products, the refund-upon-collection policy shall be applied to the portion of actual VAT burden in excess of 3% after VAT has been collected at a tax rate of 17%.

The Ministry of Finance and the SAT promulgated the Circular on the Enterprise Income Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry (CaiShui [2012] No. 27), or the Circular 27, on April 20, 2012. According to Circular 27, an eligible software enterprise shall, upon recognition, be exempted from the enterprise income tax for the first two years and pay the enterprise income tax at a reduced rate of half of the statutory rate of 25% from the third year to the fifth year until expiry of the preferential period.

As of the date of this prospectus, one of our subsidiaries, Yin Tian Xia Technology, was granted the "certified software enterprise and registered software products" qualification in 2013 and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2013 and 2014 and 12.5% from 2015 to 2017.

Circular 27 also specifies the standards of recognizing a software enterprise: (i) it is a legal person entity, which is legally established within the PRC and, upon certification, has obtained the qualification of software enterprise after January 1, 2011; (ii) employees who hold educational credentials of junior college or above and have signed labor contracts with the enterprise shall account for not less than 40% of the monthly average number of employees of the enterprise in the current year, among which the personnel engaged in research and development shall account for not less than 20% of the monthly average number of employees of the enterprise in the current year; (iii) it owns core and key technology and carries out operation activities based on the core and key technology, and the total research and development expenditure in the current year shall account for not less than 6% of the total sales revenue of the enterprise, among which the research and development expenditure of the enterprise within the territory of China shall account for not less than 60% of the total research and development expenditure of the enterprise; (iv) the sales revenue from the development of software products shall account for not less than 50% of the total revenue of the enterprise (the sales revenue from the development of embedded software products and information system integrated products shall account for not less than 40% of the total revenue of the enterprise), among which the sales revenue from the independent development of software products shall account for not less than 40% of the total revenue of the enterprise (the sales revenue from the independent development of embedded software products and information system integrated products shall account for not less than 30% of the total revenue of the enterprise); (v) main business owns proprietary intellectual property rights, among which the software products have the test supporting materials issued by the software test institutions accredited by the competent software industry departments at the provincial level and Software Product Registration Certificate issued by the competent software industry department; (vi) it has the means and ability to ensure the quality of the designed products, and has established quality management system as required by software projects, and shall provide the valid operation document record; and (vii) it has required place of production and operation, and facilities of software and hardware accommodating to the development of software and has relevant technological support.

In addition, the Ministry of Industry and Information Technology, the NDRC, the Ministry of Finance and the SAT jointly promulgated the Administrative Measures for the Recognition of Software Enterprises on February 6, 2013, according to which a software enterprise refers to an enterprise which is duly established within the PRC and engages in the development and sale of application services. An eligible enterprise may submit an application to the competent authority, and the competent authority shall issue a software enterprise certificate if it determines such enterprise satisfies the standard for a software enterprise.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Wenbin Chen	41	Co-Founder, Chairman and Chief Executive Officer
Ming Yan	41	Co-Founder and Director
Ningfeng Chen	47	Co-Founder and Director
Gang Xu	36	Vice President
Dikuo Bo	41	Vice President
Jigeng Chen	33	Vice President
Qi Feng	38	Vice President
Sheng Zhao	44	Vice President
Jingbo Wang	34	Chief Financial Officer

Mr. Wenbin Chen is our founder, Chairman and Chief Executive Officer. Mr. Chen has 16 years of experience in the finance industry. He worked at Fuzhou Tianli Investment Consulting Co., Ltd. from July 1998 to July 2005, with his last position being deputy general manager. Mr. Chen founded Fujian Rulin Information Technology Development Co., Ltd. in July 2005 and served as its general manager until June 2007. Between August 2007 and June 2010, Mr. Chen was Assistant to the Chief Executive Officer of Caifu Software (Beijing) Co. Ltd. Mr. Chen graduated from Dalian University of Technology with a double bachelor's degree in chemical engineering and international enterprise management in July 1998. He graduated in October 2009 from Cheung Kong Graduate School of Business with an EMBA degree.

Mr. Ming Yan is our founder and Director. Mr. Yan has founded a number of entertainment, culture and catering businesses in Beijing, Shanghai and Hong Kong. Mr. Yan graduated from Shanxi University of Finance with a bachelor degree in Finance in December 2011. He graduated in September 2014 from the Cheung Kong Graduate School of Business with an EMBA degree. Mr. Yan has been enrolled in the Doctor of Business Administration program at Shanghai Jiao Tong University since September 2013.

Ms. Ningfeng Chen is our founder and Director. From September 1990 to September 2001, Ms. Chen worked as an engineer at Fuzhou Office of Earthquake Resistance and Fuzhou Urban and Rural Construction Committee. Between September 2001 and September 2003, Ms. Chen served as the chief engineer at Fuzhou Anxinda Engineering Consulting Co., Ltd. She was a North American market research consultant at Shanghai Naide Enterprise Management Consulting between September 2005 and February 2011. Ms. Chen graduated from Anhui Institute of Architecture & Industry with a bachelor degree in industrial and civil construction in July 1990. In June 2003, Ms. Chen graduated from the University of International Business and Economics with a master's degree in management. Ms. Chen also received a certificate of completion in financial analysis and investment management from the University of Toronto in May 2005.

Mr. Gang Xu is our Vice President responsible for developing and maintaining our information technology infrastructure. Mr. Xu has over 12 years of experience in the field of information technology and Internet businesses. From March 2003 to May 2008, Mr. Xu worked as an engineer at two software companies. From July 2008 to December 2009, Mr. Xu served at two companies specializing in the development and sales of securities software. Mr. Xu co-founded a stock investor community website, 9666.cn (niuzaiwang) in January 2010 and served as its general manager until April 2011, before joining us. Mr. Xu graduated from University of Hunan in June 2002 with a bachelor degree in computer science and technology. Mr. Xu graduated from Renmin University of China in June 2009 with an MBA degree. Mr. Xu is currently pursuing a part-time EMBA degree at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong Univesity. Mr. Xu is the brother-in-law of Mr. Wenbin Chen.

Mr. Dikuo Bo is our Vice President responsible for our operations on the Guangdong Precious Metals Exchange. Mr. Bo was a manager at Tianli Jicang Cultural Communication Co., Ltd., a company specializing in the sales and investment of collectible cultural products, from May 2000 to July 2004. Mr. Bo co-founded Shanghai Tongguan Information Technology, a company providing financial information and services, in October 2007 and served as its general manager until March 2014, before joining us. Mr. Bo graduated from Dalian University of Technology in July 1997 with a bachelor degree in chemical equipment and machinery. He graduated from Shanghai University of Finance and Economics in July 2005 with a master's degree in currency and banking. Mr. Bo is currently pursuing a part-time EMBA degree at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong Univesity.

Mr. Jigeng Chen is our Vice President responsible for our operations on the Tianjin Precious Metals Exchange. He has over 11 years of experience in the financial services industry. Mr. Chen was an investment consultant at Fujian Rulin Investment Management Development Co., Ltd. from April 2004 to December 2007. He worked at a number of companies providing securities software and related services, from January 2008 to May 2011, before joining us. Mr. Chen graduated from Xiangling High School in July 1999.

Mr. Qi Feng is our Vice President responsible for our operations on the Shanghai Gold Exchange. Mr. Feng has 12 years of experience in the financial services industry. He worked at E-Money (Shanghai Yimeng Software Technology Ltd.), a provider of securities software listed on China's NEEQ (National Equities Exchange and Quotations), from June 2002 to December 2013, with his last position being general manager of the sales department. From April to September 2014, he served as general manager at Tianjin Zhongyu Precious Metal Management Co., Ltd., a member of the Tianjin Precious Metals Exchange. Mr. Feng graduated from Shanghai Sanmen Vocational School with a degree in real estate development and management in June 1996.

Mr. Sheng Zhao is our Vice President and the general manager of our risk control trading center. Mr. Zhao worked as a designer at Beijing Qingyun Aerospace Instruments Co., Ltd., from September 1993 to July 1994. He was a manager of major clients at Beijing Coca-Cola Beverage Co., Ltd., a bottling facility, from January 1996 to March 2003. Mr. Zhao served as general manager at Beijing Zhongwang Lianhe Consultants Co., Ltd., a company providing investment management services, from April 2009 to April 2010. He was the vice general manager at Tianjin Huanrong Precious Metals Management Co., Ltd., a member of the Tianjin Precious Metals Exchange, from April 2010 to June 2011, before joining us. Mr. Zhao graduated with a bachelor degree in industrial design from Shenyang Institute of Aerospace and Industry in July 1993. He graduated from the University of International Business and Economics in June 2003 with a master's degree in finance.

Mr. Jingbo Wang is our Chief Financial Officer. Mr. Wang has over five years of experience in corporate finance, equity and debt capital markets and mergers and acquisitions. He also has six years of research experience in management studies and computer science. Mr. Wang worked at Deutsche Bank from July 2009 to October 2014, with his last position being vice president in the Corporate Finance Division. Mr. Wang graduated from Tsinghua University with a bachelor degree of engineering in automation in July 2003. He graduated from the University of Hong Kong with a master of philosophy degree in computer science in December 2005 and was awarded a doctor of philosophy degree in management studies from Saïd Business School, University of Oxford, in March 2010.

Board of Directors

Our board of directors will consist of                             directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any thirdparty. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee's members and functions are described below.

Audit Committee

Our audit committee consists of three directors, namely                             ,                              and                              , and is chaired by                             . Our board of directors has determined that                             ,                              and                              satisfy the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and [Section 303A of the Corporate Governance Rules of the NYSE/Rule 5605(a)(2) of the NASDAQ Listing Rules]. In addition, our board of directors has determined that                             qualifies as an audit committee financial expert within the meaning of the applicable rule of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  ▪
  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  ▪
  setting clear hiring policies for employees or former employees of the independent auditors;

  ▪
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  ▪
  reviewing and approving all related-party transactions;

  ▪
  discussing the annual audited financial statements with management and the independent auditors;

  ▪
  discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

  ▪
  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

  ▪
  reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

  ▪
  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives;

  ▪
  reviewing policies with respect to risk assessment and risk management;

  ▪
  reviewing our disclosure controls and procedures and internal control over financial reporting;

  ▪
  reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company;

  ▪
  establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  ▪
  periodically reviewing and reassessing the adequacy of our audit committee charter;

  ▪
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

  ▪
  meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee

Our compensation committee consists of three directors, namely                             ,                              and                              , and is chaired by                              . Our board of directors has determined that                             ,                              and                              satisfy the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and [Section 303A of the Corporate Governance Rules of the NYSE/Rule 5605(a)(2) of the NASDAQ Listing Rules]. Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee is responsible for, among other things:

  ▪
  reviewing and approving the compensation for our senior executives;

  ▪
  reviewing and evaluating our executive compensation and benefits policies generally;

  ▪
  reporting to our board of directors periodically;

  ▪
  evaluating its own performance and reporting to our board of directors on such evaluation;

  ▪
  periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

  ▪
  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, namely                             ,                              and                              , and is chaired by                             . Our board of directors has determined that                             ,                              and                              satisfy the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and [Section 303A of the Corporate Governance Rules of the NYSE/Rule 5605(a)(2) of the NASDAQ Listing Rules]. The nominating and corporate governance committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

  ▪
  identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

  ▪
  reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

  ▪
  overseeing compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

  ▪
  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  ▪
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  ▪
  declaring dividends and distributions;

  ▪
  appointing officers and determining the term of office of officers;

  ▪
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  ▪
  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office with or without cause by ordinary resolution of our shareholders. A director will be removed from office automatically if (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Employment Agreements

We have entered into employment agreements with our executive officers. Under these agreements, each of our executive officers is employed for an initial term of two years, which term shall be renewed automatically for successive one-year terms unless a one-month notice of non-renewal is given by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer. An executive officer may terminate his or her employment at any time with not less than one-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company any intellectual property rights that qualifies or is considered by the Company to qualify for patent, copyright, trademark, trade secret, or any other protection under the laws of PRC or Cayman Islands providing or creating intellectual property rights, during the period of the executive officer's employment with us and for a certain period following termination of the employment agreement that are related to the scope of the employment.

In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their employment agreements. Specifically, each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) directly or indirectly engage in (whether as an officer, principal, agent, director, employee, partner, affiliate, consultant or other participant), or hold an equity interest of 5% or more in, any business or activity that is in competition with the Company, its subsidiaries or affiliated entities; (ii) solicit, encourage or assist other employees of the Company to seek employment with any business or organization in competition with the Company, its subsidiaries or affiliated entities; or (iii) engage in other activities that may cause conflicts with the interests of the Company during the term of the employment agreement.

Compensation of Directors and Officers

For the fiscal year ended December 31, 2014, the aggregate cash compensation and benefits that we paid to our directors and executive officers was RMB4.9 million (US$0.8 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our non-executive directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee's salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit.

Share Incentive Plans

Win Yin Financial granted stock options and restricted share units on its shares to our employees pursuant to its 2013 Share Option Scheme, 2014 Share Option Scheme and Pre-IPO RSU Scheme, or the Share Incentive Plans. Pursuant to the group reorganization completed on November 18, 2015, our company became the holding company of the group and the majority of the operating PRC subsidiaries under Win Yin Financial became our wholly owned PRC subsidiaries. In connection with the reorganization, we assumed the Share Incentive Plans from Win Yin Financial and adopted the Amended and Restated 2013 Share Option Scheme, Amended and Restated 2014 Share Option Scheme and Amended and Restated Pre-IPO RSU Scheme. We issued stock options and RSUs to our employees to replace the stock options and RSUs issued by Win Yin Financial. The terms and conditions of the stock options and RSUs with respect to vesting and exercisability remain the same.

The purpose of the Share Incentive Plans is to enhance our ability to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such persons to serve us and our affiliates and to expend maximum effort to improve our business results and earnings, by providing such persons an opportunity to acquire or increase a direct interest in our operations and future success.

Amended and Restated 2013 Share Option Scheme

The maximum aggregate number of ordinary shares that can be issued under the Amended and Restated 2013 Share Option Scheme, or the 2013 Share Option Scheme, is 41,000,000. As of the date of this prospectus, we have granted options to purchase an aggregate of 36,771,900 ordinary shares under the Amended and Restated 2013 Share Option Scheme.

Eligible participants.    Our employees, officers, directors, business associates or any other individual as determined by our board of directors, in its sole discretion, has contributed or will contribute to our company, are eligible to participate in the 2013 Share Option Scheme.

Exercise price.    The exercise price in respect of options granted under the scheme before our initial public offering is US$0.163 per share, subject to any adjustment as a result of any alteration in the capital structure of our company by way of capitalization of profits or reserves, rights issue, sub-division or consolidation of shares or reduction of share capital of our company from time to time, but excluding, for the avoidance of doubt, any alteration in the capital structure of our company as a result of an issue of shares or other securities as consideration in a transaction to which our company is a party.

Vesting schedule.    The administrator of the 2013 Share Option Scheme has the sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and opinions granted under such scheme.

Administration.    The plan is administered by our board of directors.

Lapse of options.    An option issued under the scheme shall lapse automatically under certain circumstances, including, but not limited to, the expiration of option period, termination of employment for cause and the tenth anniversary of the adoption date of the scheme.

Amendment.    Any change to the authority of our board of directors in relation to any alteration to the terms of the scheme must be approved by the shareholders in general meeting. Subject to the above, our board of directors may amend any of the provisions of the scheme at any time provided that such amendment shall not affect adversely any rights which have accrued to any grantee at that date.

Termination.    The scheme will terminate on the tenth anniversary of its date of adoption, unless terminated earlier. We may, by ordinary resolution in general meeting, or our board of directors may, at any time terminate the operation of the scheme and in such event no further options shall be granted. Options granted prior to such termination but not yet exercised at the time of termination shall continue to be valid and exercisable in accordance with the scheme.

Transfer restrictions.    An option is personal to the grantee and shall not be assignable or transferable.

Amended and Restated 2014 Share Option Scheme

The following is a summary of the principal terms of the Amended and Restated 2014 Share Option Scheme, or the 2014 Share Option Scheme. The maximum aggregate number of ordinary shares that can be issued under the Scheme is 80,000,000. As of the date of this prospectus, we have granted options to purchase an aggregate of 46,524,100 ordinary shares under the Amended and Restated 2014 Share Option Scheme.

Eligible participants.    Our employees, officers, directors, business associates or any other individual as determined by our board of directors, in its sole discretion, has contributed or will contribute to our company, are eligible to participate in the 2014 Share Option Scheme.

Exercise price.    The exercise price in respect of options granted under the scheme before our initial public offering is US$0.163 per share subject to any adjustment as a result of any alteration in the capital structure of our company by way of capitalization of profits or reserves, rights issue, sub-division or consolidation of shares or reduction of share capital of our company from time to time, but excluding, for the avoidance of doubt, any alteration in the capital structure of our company as a result of an issue of shares or other securities as consideration in a transaction to which our company is a party.

Vesting schedule.    The administrator of the 2014 Share Option Scheme has the sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and opinions granted under such scheme.

Administration.    The plan is administered by our board of directors.

Lapse of options.    An option issued under the scheme shall lapse automatically under certain circumstances, including but not limited to, the expiration of option period, termination of employment for cause and the tenth anniversary of the adoption date of the scheme.

Amendment.    Any change to the authority of our board of directors in relation to any alteration to the terms of the scheme must be approved by the shareholders in general meeting. Subject to the above, our board may amend any of the provisions of the scheme at any time provided that such amendment shall not affect adversely any rights which have accrued to any grantee at that date.

Termination.    The scheme will terminate on the tenth anniversary of its date of adoption, unless terminated earlier. We may, by ordinary resolution in general meeting, or our board of directors may, at any time terminate the operation of the scheme and in such event no further options shall be granted. Options granted prior to such termination but not yet exercised at the time of termination shall continue to be valid and exercisable in accordance with the scheme.

Transfer restrictions.    An option is personal to the grantee and shall not be assignable or transferable.

Amended and Restated Pre-IPO RSU Scheme

The following is a summary of the principal terms of the Amended and Restated Pre-IPO RSU Scheme or Pre-IPO RSU Scheme. The shares in aggregate underlying all awards under the Amended and Restated Pre-IPO RSU Scheme shall not exceed 20,000,000. As of the date of this prospectus, we have granted RSUs underlying an aggregate number of 12,665,000 ordinary shares.

Eligible participants.    Our employees, officers, directors, business associates or any other individuals as determined by our board of directors, in its sole discretion, has contributed or will contribute to our company, is eligible to participate in the Pre-IPO RSU Scheme.

Vesting schedule.    The administrator of the Pre-IPO RSU Scheme have sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded under such scheme.

Administration.    The plan is administered by our board of directors. The board of directors may delegate the authority to administer the Scheme to one or more directors.

Lapse of options.    An unvested award issued under the scheme shall lapse automatically under certain circumstances, including but not limited to, termination of employment for cause and the winding-up our company.

Amendment.    The terms of the scheme may be altered, amended or waived in any respect by our board of directors provided that such alteration, amendment or waiver shall not affect any subsisting rights of any grantee. Any alteration, amendment or waiver to the scheme of a material nature shall be approved by the shareholders of our company. The board shall have the right to determine whether any proposed alteration, amendment or waiver is material and such determination shall be conclusive.

Termination.    The scheme will terminate on the tenth anniversary of its date of adoption, unless terminated earlier. The scheme may be terminated or our board of directors may at any time terminate prior to the expiry of the scheme period provided that such termination shall not affect any subsisting rights of any grantee and in such event no further awards shall be granted. Awards granted prior to such termination but not yet exercised at the time of termination shall continue to be valid in accordance with the scheme.

Transfer restrictions.    A RSU under the scheme is personal to the grantee and shall not be assignable or transferable.

The following table summarizes, as of September 30, 2015, options and RSUs that we granted to our executive officers and to other individuals as a group under our 2013 Share Option Scheme, 2014 Share Option Scheme and Pre-IPO RSU Scheme.

Name	Ordinary Shares Underlying Outstanding Options / RSUs Granted	Exercise Price (US$ per Share)		Date of Grant(4)	Date of Expiration
Gang Xu	*(1)	US$	0.163	December 3, 2013	March 1, 2020
	*(2)	US$	0.163	December 15, 2014	December 15, 2021
	*(2)	US$	0.163	December 15, 2014	December 15, 2022
	*(2)	US$	0.163	December 15, 2014	December 15, 2023
Dikuo Bo	*(2)	US$	0.163	December 15, 2014	December 15, 2021
	*(2)	US$	0.163	December 15, 2014	December 15, 2022
	*(2)	US$	0.163	December 15, 2014	December 15, 2023
Jigeng Chen	*(1)	US$	0.163	December 3, 2013	March 1, 2020
	*(2)	US$	0.163	December 15, 2014	December 15, 2021
	*(2)	US$	0.163	December 15, 2014	December 15, 2022
	*(2)	US$	0.163	December 15, 2014	December 15, 2023
Qi Feng	*(2)	US$	0.163	December 15, 2014	December 15, 2021
	*(2)	US$	0.163	December 15, 2014	December 15, 2022
	*(2)	US$	0.163	December 15, 2014	December 15, 2023
Sheng Zhao	*(1)	US$	0.163	December 3, 2013	March 1, 2020
	*(2)	US$	0.163	December 15, 2014	December 15, 2021
	*(2)	US$	0.163	December 15, 2014	December 15, 2022
	*(2)	US$	0.163	December 15, 2014	December 15, 2023
Jingbo Wang	*(2)	US$	0.163	December 15, 2014	December 15, 2021
	*(2)	US$	0.163	December 15, 2014	December 15, 2022
	*(2)	US$	0.163	December 15, 2014	December 15, 2023
Other individuals as a group	31,044,000(1)	US$	0.163	December 13, 2013	March 1, 2020
	38,846,600(2)	US$	0.163	December 15, 2014	December 15, 2023
	10,541,870(3)		—	January 15, 2015	January 15, 2025
Total	95,961,000

*
The options, RSUs and other rights to acquire ordinary shares in aggregate held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.

(1)
Represents rights under the 2013 Share Option Scheme.

(2)
Represents rights under the 2014 Share Option Scheme.

(3)
Represents rights under the Pre-IPO RSU Scheme.

(4)
Date of grant represents the original grant date of the options and RSUs held by the respective director or executive officer and other individuals. No outstanding options or RSUs described in this table are held by a U.S. resident.

 PRINCIPAL [AND SELLING] SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

  ▪
  each of our directors and executive officers;

  ▪
  each person known to us to own beneficially more than 5% of our ordinary shares; and

  ▪
  each selling shareholder.

The calculations in the shareholder table below assume that there are                             ordinary shares outstanding as of the date of this prospectus prior to the completion of this offering. The total number of ordinary shares outstanding after the completion of this offering will be                             assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this prospectus, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	Percentage	Number	Percentage
Directors and Executive Officers:
Wenbin Chen(1)	400,000,000	40%
Ming Yan(1)	300,000,000	30%
Ningfeng Chen(1)	300,000,000	30%
Gang Xu	—	—
Dikuo Bo	—	—
Jigeng Chen	—	—
Qi Feng	—	—
Sheng Zhao	—	—
Jingbo Wang	—	—
All directors and executive officers as a group	1,000,000,000	100%
Principal [and Selling] Shareholders:
Coreworth Investments Limited(2)	400,000,000	40%
Harmony Creek Investments Limited(3)	300,000,000	30%
Rich Horizon Investments Limited(4)	300,000,000	30%

*
Less than 1% of our total outstanding shares.

(1)
Mr. Wenbin Chen is the sole shareholder of Coreworth Investments Limited, or Coreworth, and is deemed to be interested in 400,000,000 Shares held by Coreworth. The business address of Mr. Chen is 12th Floor, Block B, Zhenhua Enterprise Plaza, No. 3261 Dongfang Road, Pudong District, Shanghai, People's Republic of China, 200125. Mr. Ming Yan is the sole shareholder of Harmony Creek Investments Limited, or Harmony Creek, and is deemed to be interested in 300,000,000 shares held by Harmony Creek. The business address of Mr. Yan is 12th Floor, Block B, Zhenhua Enterprise Plaza, No. 3261 Dongfang Road, Pudong District, Shanghai, People's Republic of China, 200125. Ms. Ningfeng Chen is the

  sole shareholder of Rich Horizon Investments Limited, or Rich Horizon, and is deemed to be interested in 300,000,000 shares held by Rich Horizon. The business address of Ms. Chen is 12th Floor, Block B, Zhenhua Enterprise Plaza, No. 3261 Dongfang Road, Pudong District, Shanghai, People's Republic of China, 200125.

(2)
Coreworth is a company incorporated under the laws of BVI and wholly owned by Mr. Wenbin Chen. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)
Harmony Creek is a company incorporated under the laws of BVI and wholly owned by Mr. Ming Yan. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)
Rich Horizon is a company incorporated under the laws of BVI and wholly owned by Ms. Chen. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of the date of the prospectus, none of our outstanding ordinary shares are held by record holders in the United States. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Transactions with Certain Directors, Shareholders and Affiliates and Key Management Personnel

Reorganization.    See "History and Corporate Structure."

Risk Sharing Arrangement.    At the early stage of our operation, our customer base and customer trading volume grew quickly while we had a relatively small capital base. Out of concern that we could not withstand all the market risks associated with our principal positions, we entered into risk sharing agreements with companies controlled by Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, respectively, to share any profit or loss generated from such positions. Pursuant to these agreements, certain percentages of our spread fees and trading gains or losses arising from exchange-traded spot commodity contracts with customers or the Trading Profit or Loss, regardless of being positive or negative, were shared among these companies and us. During the year ended December 31, 2013, the percentage shared with these companies ranged from 30% to 50% of the Trading Profit or Loss. The risk sharing arrangement was terminated at the end of November 2013 with no termination compensation incurred and the amount we shared under such risk-sharing arrangements in 2013 was RMB244.3 million. As of December 31, 2013, we had an amount of RMB6.9 million payable and RMB3.0 million receivable under such arrangement, which were all settled subsequently. We did not incur any risk sharing expenses with related parties in 2014 and do not expect to incur such expenses with related parties in the future.

Research Service Arrangement.    Prior to December 2013, we outsourced research support services to Shanghai Han Yu Information Technology Co., Ltd., or Shanghai Han Yu, which was 100% controlled by Mr. Ming Yan. We entered into a service agreement with Shanghai Han Yu on normal commercial terms in November 2011, pursuant to which Shanghai Han Yu provided research reports, VIP customer service, training of company personnel, seminars and other services to us. According to the service agreement, we are the owner of the related intellectual property rights of such research products and materials. In order to increase our control of research operation, we terminated such service agreement in late November 2013. We did not incur any termination fee and total research service expense incurred was RMB106.1 million for the year of 2013. As of December 31, 2013, we had a total of RMB0.8 million payable to Shanghai Han Yu, which was fully paid in January 2014. We did not incur such research services expenses in 2014 and have no plan to outsource such services in the future.

Related Party Loans.    In 2013, we received unsecured and non-interest bearing loans with no fixed repayment terms of RMB50.7 million from certain shareholders of our Company or entities controlled by those shareholders. During 2013, RMB20.5 million of the borrowings from these related parties were repaid. During 2014, all of the borrowings from these related parties were fully repaid. In 2013, we extended unsecured and non-interest bearing loans with no fixed repayment terms of RMB99.8 million to certain shareholders of our Company or entities controlled by those shareholders. During 2013, RMB189.4 million of the loans to these related parties were repaid, which included the loans extended in 2012 of RMB90.2 million. In 2014, additional loans of RMB28 million (US$4.4 million) with the same terms of the loans issued in 2013 were extended to related parties. During 2014, these related parties repaid loan of RMB21.5 million (US$3.4 million). The remaining loan balances of RMB7.0 million (US$1.1 million) as at December 31, 2014, and were subsequently fully repaid in May 2015. On December 14, 2015, an interest-free shareholder loan of US$39.4 million was extended to Yintech by our founders which was simultaneously extended to its wholly owned subsidiary, Yintech Enterprise (HK) Co., Ltd. for working capital purpose. On the same date, the loan was waived in full by our founders. On December 15, 2015, Mr. Wenbin Chen extended an interest-free shareholder loan of RMB108.9 million (US$17.1 million) to Qian Zhong Su in connection with the reorganization of our company.

Other Related Party Transactions.    In 2014, Yin Tian Xia Technology sold application service totaling RMB1.8 million (US$0.3 million) to entities wholly and jointly owned by the three founders of the Company. During the nine months ended September 30, 2015, Yin Tian Xia Technology sold application services totaling RMB7.8 million (US$1.2 million) to entities wholly and jointly owned by the three founders of the Company. Shanghai Yin Tian Xia Precious Metal Products Company Limited sold silver products totaling RMB0.3 million (US$0.05 million) to entities wholly and jointly owned by the three founders of the Company. As of September 30, 2015, the unsettled receivables from such related companies were RMB1.1 million (US$0.2 million).

Employment Agreements

See "Management — Employment Agreements" for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See "Management — Share Incentive Plans" for a description of share options and restricted share units we have granted to our directors, officers and other individuals as a group.

 DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (as amended) of the Cayman Islands, or Companies Law.

As of the date of this prospectus, the Company is authorized to issue a maximum of 3,000,000,000 ordinary shares, with a par value of US$0.00001 each, of a single class, the Shares. As of the date of this prospectus, there are 1,000,000,000 ordinary shares issued and outstanding.

Our amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

The following discussion primarily concerns the ordinary shares and the rights of holders of the Shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the shares are held in accordance with the provisions of the deposit agreement in order to exercise directly shareholders' rights in respect of the Shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of the Shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See "Description of American Depositary Shares — Voting Rights".

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

  ▪
  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

  ▪
  an exempted company is not required to open its register of members for inspection;

  ▪
  an exempted company does not have to hold an annual general meeting;

  ▪
  an exempted company may issue no par value, negotiable or bearer shares;

  ▪
  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  ▪
  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  ▪
  an exempted company may register as an exempted limited duration company; and

  ▪
  an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits and out of share premium. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

  ▪
  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  ▪
  the date on which the name of any person was entered on the register as a member; and

  ▪
  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted). Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us as to the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their names.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Class of Ordinary Shares

There is only one class of ordinary shares.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Each ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholder present in person or by proxy entitled to vote and who together hold not less than 10% of all paid-up voting share capital of our company. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-IPO memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by [NYSE/NASDAQ] rules.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-IPO memorandum and articles of association allow our shareholders to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-IPO memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of all paid up voting share capital of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least 15 calendar days is required for the convening of our annual general meeting and other shareholders meetings.

Transfer of Ordinary Shares

Subject to the restrictions in our amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid-up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

  ▪
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  ▪
  the instrument of transfer is in respect of only one class of shares;

  ▪
  the instrument of transfer is properly stamped, if required;

  ▪
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

  ▪
  the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they are obligated to, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

Liquidation

On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a "limited liability" company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors and agree with the shareholder, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or one of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by its articles of association, out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid-up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

  ▪
  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

  ▪
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  ▪
  convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

  ▪
  sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

  ▪
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

History of Securities Issuances

The following is a summary of our securities issuances and repurchases since our incorporation.

Ordinary Shares

We were incorporated in the Cayman Islands on November 4, 2015, with an authorized share capital of US$30,000 divided into 3,000,000,000 ordinary shares, with a par value of US$0.00001 each, of which 1,000,000,000 ordinary shares were issued and outstanding, of which 400,000,000 shares were owned by Mr. Wenbin Chen through Coreworth, 300,000,000 shares were owned by Mr. Ming Yan through Harmony Creek and 300,000,000 shares were owned by Ms. Ningfeng Chen through Rich Horizon.

Share Options and Restricted Shares

As of the date of this prospectus, we have granted options to purchase a maximum of 36,771,900 shares under our Amended and Restated 2013 Share Option Scheme and options to purchase a maximum of 46,524,100 shares under the Amended and Restated 2014 Share Option Scheme. We have also granted a maximum of 12,665,000 restricted share units under the Pre-IPO RSU Scheme. See "Management — Share Incentive Plans."

Differences in Corporate Law

The Companies Law is modeled after that of the English companies legislation but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  ▪
  the statutory provisions as to the due majority vote have been met;

  ▪
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  ▪
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  ▪
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies law.

When a takeover offer is made and accepted by holders of 90% of the shares affected (within four months), the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

  ▪
  a company acts or proposes to act illegally or ultra vires;

  ▪
  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

  ▪
  those who control the company are perpetrating a "fraud on the minority."

Directors' Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company including a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the English and commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Under our post-IPO memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-IPO memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-IPO memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target's outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution and Winding-Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under the Companies Law, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares

If at any time, our share capital is divided into different classes of shares, under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association and as permitted by the Companies Law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law, our post-IPO memorandum and articles of association may only be amended by a special resolution of our shareholders.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation's stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions

Some provisions of our post-IPO memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our post-IPO memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our post-IPO memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association, and we have provided for a staggered board of directors in our amended and restated memorandum and articles of association. Pursuant to such provision, one-third of the current members of our board are required to retire and stand for re-election at each annual general meeting of our company.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                             , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary's office is located at                             .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement.

Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs. Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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  Cash.  The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held or the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

  Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

  ▪
  Shares.  For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

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  Elective Distributions in Cash or Shares.  If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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  Rights to Purchase Additional Shares.  If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper to distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

  If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

  U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

  There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

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  Other Distributions.  Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sale — Lock-up Agreements."

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary's corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our amended and restated memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our amended and restated memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our amended and restated memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder's ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our amended and restated memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists, the matter materially and adversely affects the rights of holders of the ordinary shares or voting at the meeting is to be made on a show of hands.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our amended and restated memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such amended and restated memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our amended and restated memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of [NYSE/NASDAQ] and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed, or our amended and restated memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
▪ Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$ per ADS issued
▪ Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$ per ADS cancelled
▪ Distribution of cash dividends or other cash distributions	Up to US$ per ADS held
▪ Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to US$ per ADS issued
▪ Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs
▪ Depositary, operation, and maintenance services	Up to US$ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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  Expenses incurred for converting foreign currency into U.S. dollars.

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  Expenses for cable, telex and fax transmissions and for delivery of securities.

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  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

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  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

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  Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you, or
Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary's only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

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  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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  are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our amended and restated memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

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  are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our amended and restated memorandum and articles of association or provisions of or governing deposited securities;

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  are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

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  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

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  are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

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  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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  disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

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  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability for (i) any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

  ▪
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

  ▪
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  ▪
  compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) regulations it may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

  ▪
  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our ordinary shares;

  ▪
  when you owe money to pay fees, taxes and similar charges;

  ▪
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

  ▪
  other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

  ▪
  for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding                             ADSs representing                             ordinary shares, or approximately                              % of our                             total outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the [NYSE/NASDAQ], a regular trading market for our ADSs may not develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, make any short sale or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership interests), directly or indirectly, any ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the representatives on behalf of the underwriters for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of share options outstanding on the date hereof or certain other exceptions.

Each of our directors, executive officers, existing shareholders and certain option holders has agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and existing shareholders, such extension is waived by the representatives on behalf of the underwriters.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares outstanding prior to this offering are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

  (i)
  1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately                             ordinary shares immediately after this offering; and

  (ii)
  the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, on [NYSE/NASDAQ] during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales by affiliates under Rule 144 must be made through unsolicited brokers' transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Stock Options

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors or consultants who purchases our ordinary shares from us pursuant to a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, such as the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options, RSUs or other equity awards which may be granted or issued in the future pursuant to our stock plans. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

 TAXATION

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax laws, it represents the opinion of King & Wood Mallesons, our PRC counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption "— United States Federal Income Taxation" constitute the opinion of Davis Polk & Wardwell LLP, our United States counsel, as to the material United States federal income tax consequences to United States holders of an investment in the ADSs or the ordinary shares to which such ADSs relate.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

Under the PRC EIT Law, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" of the PRC. The SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Management Bodies, or Circular 82, on April 22, 2009 and amended on January 29, 2014. Circular 82 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders.

Under the implementation rules to the PRC EIT Law, a "de facto management body" is defined as a management body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the above circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: (i) senior management personnel and core management departments that are in charge of daily production, and operation management; (ii) financial and human resources decision-making bodies; (iii) major assets, accounting books, company seals, and minutes and files of board meetings and shareholders' meetings; and (iv) more than half of the senior management or directors having voting rights.

Although Circular 82 explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our "effective management" is in the PRC or not, and whether we may be considered a resident enterprise under the PRC EIT Law. We do not believe that Yintech, our Cayman Islands holding company, meets all of the conditions above to be considered a resident enterprise. Therefore, we believe that Yintech should not be treated as a "resident enterprise" for PRC tax purposes. However, it remains unclear how PRC tax authorities will determine the tax residency status of foreign enterprises controlled by individuals or foreign entities, such as us. If the PRC tax authorities determine that Yintech is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty). It is also unclear whether non-PRC shareholders of Yintech would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that Yintech is treated as a PRC resident enterprise.

United States Federal Income Taxation

In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire ADSs or ordinary shares. This discussion applies only to a U.S. Holder that acquires our ADSs or ordinary shares in this offering and holds the ADSs or ordinary shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

  ▪
  certain financial institutions;

  ▪
  dealers or traders in securities that use a mark-to-market method of tax accounting;

  ▪
  persons holding ADSs or ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

  ▪
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  ▪
  entities classified as partnerships for U.S. federal income tax purposes;

  ▪
  tax-exempt entities, "individual retirement accounts" or "Roth IRAs";

  ▪
  persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting stock; or

  ▪
  persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a "U.S. Holder" is a person who is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

  ▪
  a citizen or individual resident of the United States;

  ▪
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

  ▪
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary (a "pre-release"), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, or a PFIC, as described below.

Taxation of Distributions.    Distributions paid on our ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's, or in the case of ADSs, the Depositary's, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in "— People's Republic of China Taxation", dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income may include amounts withheld in respect of the PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder's circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the

Treaty) generally will be creditable against a U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares.    A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in such ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in "— People's Republic of China Taxation," gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules.    In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, rents, dividends, royalties and net gains from transactions relating to commodities (other than certain active business income, including gains derived by certain dealers in property).

Based upon the manner in which we currently operate our business, the present composition of our income and assets (including the expected proceeds from this offering) and the estimated value of our assets, including goodwill, which is based on the expected price of our ADSs in this offering, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business (including the manner and extent to which we hedge our positions with customers) and on the composition of our income and assets and the value of our assets from time to time (the value of which may be determined, in part, by reference to the market price of our ADSs, which is likely to fluctuate significantly) there can be no assurance that we will not be a PFIC for any taxable year.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owned our ADSs or ordinary shares, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares by the U.S. Holder will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax allocated to each taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions received (or deemed received) during the preceding three years or the U.S. Holder's holding period, whichever is shorter, the distribution will be subject to taxation in the manner described above.

Alternatively, if we were a PFIC and our ADSs or ordinary shares were "regularly traded" on a "qualified exchange," a U.S. Holder could make a mark-to-market election with respect to its ADSs or ordinary shares, which would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs or ordinary shares would be treated as "regularly traded" for any calendar year in which more than a de minimis quantity of the ADSs or ordinary shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The [NYSE/NASDAQ], where our ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election), and any distributions paid on the ADSs will be treated as discussed under "— Taxation of Distributions" above. If we were a PFIC and any of our subsidiaries or other entities in which we own equity interests were also a PFIC, or a Lower-tier PFIC, a U.S. Holder would not be able to make a mark-to-market election with respect to such Lower-tier PFIC and may therefore be subject to federal income tax under the general PFIC rules described in the preceding paragraph with respect to certain distributions by, or gains from disposition of ordinary shares of, such Lower-tier PFIC.

We do not intend to provide U.S. Holders with the information necessary to make qualified electing fund elections which, if available, could result in a further alternative tax treatment were we a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If a U.S. Holder owns ADSs or ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file annual reports on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder's federal income tax return for that year. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding.    Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and to backup withholding, unless (i) the U.S. Holder is a corporation or other "exempt recipient" and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and under proposed Treasury regulations, certain entities controlled by individuals) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                             , 20               , among us[, the selling shareholders] and Jefferies LLC, as the representative of the underwriters named below and the sole book-running manager of this offering, we [and the selling shareholders] have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us [and the selling shareholders], the respective number of ADSs shown opposite its name below:

Underwriter	Number of ADSs
Jefferies LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We [and the selling shareholder] have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ADSs as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ADSs, that you will be able to sell any of the ADSs held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us [and the selling shareholders] and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. [In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.]

Commission and Expenses

The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of US$                             per ADS. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of US$                             per ADS to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we [and the selling shareholders] are to pay the underwriters and the proceeds, before expenses, to us [and the selling shareholders] in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$
[Underwriting discounts and commissions paid by the selling shareholders]	US$	US$	US$	US$
[Proceeds to the selling shareholders, before expenses]	US$	US$	US$	US$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$                             . [We estimate expenses payable by the selling shareholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$                             .] We have also agreed to reimburse the underwriter[s] for certain fees and expenses, including                             , in connection with this offering. Such reimbursements are deemed underwriter compensation by FINRA.

In addition, pursuant to an engagement letter between us and Jefferies LLC, we have granted Jefferies LLC a right of first refusal, during the term of the engagement letter and for a period of 24 months following the termination of the engagement letter, to be retained by us in connection with any equity or debt financing or other investment in our company, any tender or exchange offer for, or consent solicitation with respect to debt securities, and any material merger or acquisition or any other activity for which we would engage a financial advisor.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering or that an active trading market for the ADSs will develop and continue after the offering.

Listing

We have applied to have the ADSs listed on the [NYSE/NASDAQ] under the trading symbol "                             ".

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional ADSs

We [and the selling shareholder] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                             ADSs from us [and                             ADSs from the selling shareholders] at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ADSs proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more ADSs than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors, existing shareholders and [certain option holders] have agreed, subject to specified exceptions, not to directly or indirectly:

  ▪
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

  ▪
  otherwise dispose of any ordinary shares or ADSs, options or warrants to acquire ordinary shares or ADSs, or securities exchangeable or exercisable for or convertible into ordinary shares or ADSs currently or hereafter owned either of record or beneficially, or

  ▪
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the ADSs and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ADSs or ordinary shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of our ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing the ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs.

"Naked" short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, [the selling shareholders] or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Reserved Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to                             ADSs for our directors, officers, employees and their related persons, and people that have business relationships with us. The number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed ADSs in the program. Any directed ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Except for certain participants who have entered into lock-up agreements as contemplated above, each person buying ADSs through the directed share program has agreed that, for a period of 180 days from and including the date of this prospectus, he or she will not, without the prior written consent of Jefferies LLC, dispose of or hedge any ordinary shares or ADSs, or securities exchangeable or exercisable for or convertible into ordinary shares or ADSs with respect to ADSs purchased in the program. For those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of ADSs in the program. Jefferies LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Other Activities and Relationships

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby. Any such short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Canada

(A)   Resale Restrictions

The distribution of the ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we [and the selling shareholders] prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

(B)   Representations of Canadian Purchasers

By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us [, the selling shareholders] and the dealer from whom the purchase confirmation is received that:

  ▪
  the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106 — Prospectus Exemptions,

  ▪
  the purchaser is a "permitted client" as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations,

  ▪
  where required by law, the purchaser is purchasing as principal and not as agent, and

  ▪
  the purchaser has reviewed the text above under Resale Restrictions.

(C)   Conflicts of Interest

Canadian purchasers are hereby notified that Jefferies is relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D)   Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

(E)   Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein [and the Selling Shareholders] may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F)   Taxation and Eligibility for Investment

Canadian purchasers of the ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia's Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

  A.
  You confirm and warrant that you are either:

    a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

    a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

    a person associated with the Company under Section 708(12) of the Corporations Act; or

    a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

B.    You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or each referred as a "Relevant Member State", an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that

Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer common shares to the public" in relation to the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong, or the CO, or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a "relevant person").

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the [NYSE / NASDAQ] listing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	US$
Financial Industry Regulatory Authority filing fee	US$
[NYSE / NASDAQ] listing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous	US$

Total	US$

 LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Davis Polk & Wardwell LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis International LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers. Legal matters as to PRC law will be passed upon for us by King & Wood Mallesons, and for the underwriters by Jingtian & Gongcheng. Davis Polk & Wardwell LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and King & Wood Mallesons with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

 EXPERTS

Our combined financial statements as of December 31, 2013 and 2014 and for each of the years in the two-year period ended December 31, 2014, have been included herein in reliance upon the report of KPMG Huazhen LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The Shanghai Branch of KPMG Huazhen LLP is located at 50th floor, Plaza 66, 1266 Nanjing West Road, Shanghai, People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

As a result of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC's website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED FINANCIAL STATEMENTS OF THE OPERATING ENTITIES OF
YINTECH INVESTMENT HOLDINGS LIMITED
December 31, 2013 and 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Yintech Investment Holdings Limited ("the Company"):

We have audited the accompanying combined balance sheets of the operating entities of Yintech Investment Holdings Limited as of December 31, 2013 and 2014, and the related combined statements of comprehensive income, shareholders' equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the operating entities of Yintech Investment Holdings Limited as of December 31, 2013 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Huazhen LLP
Shanghai, China
December 18, 2015

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED
COMBINED BALANCE SHEETS
(Amounts in thousands)

		December 31,
	Note	2013 RMB	2014 RMB	2014 (Note2) USD
				Unaudited
Assets
Cash	4	109,195	83,534	13,143
Derivative assets	11	20	—	—
Available-for-sale investments	5	30,000	354,000	55,699
Deposits with clearing organizations	6	125,170	234,869	36,955
Amount due from related parties	23	3,516	8,800	1,385
Equipment and leasehold improvements	7	20,761	23,652	3,722
Deferred tax assets	20	2,088	1,794	282
Other assets	8	44,821	56,609	8,906

Total assets		335,571	763,258	120,092

Liabilities and Shareholders' Equity
Derivative liabilities	11	10	—	—
Amount due to related parties	23	39,783	—	—
Income tax payable		5,781	26,582	4,182
Accounts payable		30,585	23,156	3,643
Accrued employee benefits		20,041	48,530	7,636
Other liabilities	9	31,278	51,804	8,151

Total liabilities		127,478	150,072	23,612

Paid-in capital	12	109,000	125,000	19,668
Additional paid-in capital	13	424	7,560	1,189
Retained earnings	14	98,669	480,626	75,623
Accumulated other comprehensive income	15	—	—	—

Total shareholders' equity		208,093	613,186	96,480

Commitments and contingencies	10
Total liabilities and shareholders' equity		335,571	763,258	120,092

The accompanying notes are an integral part of the combined financial statements.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands)

		Year ended December 31,
	Note	2013 RMB	2014 RMB	2014 (Note2) USD
				Unaudited
Revenues
Commissions and fees, net	16	413,258	860,819	135,442
Trading gains / (losses), net	17	214,861	268,850	42,301
Interest and investment income		365	445	70
Other revenues	18	1,436	27,693	4,357

		629,920	1,157,807	182,170

Expenses
Employee compensation and benefits		(82,876)	(214,431)	(33,739)
Advertising and promotion	19	(256,092)	(285,732)	(44,958)
Research services from a related party	23	(106,050)	—	—
Information technology and communications		(11,603)	(21,238)	(3,342)
Occupancy and equipment rental		(21,377)	(39,487)	(6,213)
Taxes and surcharges		(5,200)	(18,884)	(2,971)
Other expenses		(34,569)	(58,688)	(9,234)

		(517,767)	(638,460)	(100,457)

Income before income taxes		112,153	519,347	81,713
Income taxes	20	(5,321)	(37,390)	(5,883)

Net income		106,832	481,957	75,830

Other comprehensive income	15
Unrealized gains on available-for-sale investments, net of nil income taxes		—	—	—

Comprehensive income		106,832	481,957	75,830

The accompanying notes are an integral part of the combined financial statements.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED
COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Note	Paid-in capital RMB	Additional paid-in capital RMB	Retained earnings RMB	Accumulated other comprehensive income RMB	Total RMB
Balance as of January 1, 2013		109,000	—	(8,163)	—	100,837

Net income		—	—	106,832	—	106,832
Share-based compensation		—	420	—	—	420
Others		—	4	—	—	4

Balance as of December 31, 2013		109,000	424	98,669	—	208,093

Net income		—	—	481,957	—	481,957
Capital contribution	12	16,000	—	—	—	16,000
Dividend distribution		—	—	(100,000)	—	(100,000)
Share-based compensation		—	6,954	—	—	6,954
Others		—	182	—	—	182

Balance as of December 31, 2014 (RMB)		125,000	7,560	480,626	—	613,186

Balance as of December 31, 2014 (USD) Unaudited (Note2)		19,668	1,189	75,623	—	96,480

The accompanying notes are an integral part of the combined financial statements.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED
COMBINED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Cash flows from operating activities:
Net income	106,832	481,957	75,830
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	7,054	10,179	1,604
Loss on sale of equipment	—	1	—
Unrealized loss/(gain) from commodity future contracts	(10)	10	2
Realized gain on sale of available-for-sale investments	(369)	(2,865)	(450)
Deferred taxes	662	294	46
Share-based compensation	420	6,954	1,094
Imputed interest	4	182	29
Changes in operating assets and liabilities:
Increase in deposits with clearing organizations	(50,031)	(109,699)	(17,260)
Increase in other assets arising from operating activities	(23,557)	(24,788)	(3,900)
Decrease/(increase) in amount due from related parties	(2,120)	1,181	186
Decrease in accounts payable	(33,130)	(7,429)	(1,169)
Increase in accrued employee benefits	13,275	28,489	4,483
Increase in other liabilities arising from operating activities	14,787	33,924	5,338
Decrease in amount due to related parties	(59,070)	(7,683)	(1,209)
Increase in income taxes payable	3,273	20,801	3,273

Net cash provided by/(used in) operating activities	(21,980)	431,508	67,897

Cash flows from investing activities:
Proceeds from sale of equipment	3	210	33
Cash paid for purchase of equipment and leasehold improvements	(20,582)	(13,281)	(2,090)
Cash paid for purchase of available-for-sale investments	(458,000)	(2,218,000)	(348,984)
Cash received from sale of available-for-sale investments	428,369	1,896,865	298,455
Issuance of loans to third parties	(13,000)	—	—
Cash received from repayment of loans to third parties	5,150	13,000	2,045
Issuance of loans to related parties	(99,792)	(28,000)	(4,406)
Cash received from repayment of loans to related parties	189,417	21,535	3,388

Net cash provided by/(used in) investing activities	31,565	(327,671)	(51,559)

Cash flows from financing activities:
Proceeds from capital contribution	—	16,000	2,517
Proceeds from borrowings from related parties	50,708	—	—
Repayment of borrowings from related parties	(20,498)	(32,100)	(5,051)
Proceeds from borrowings from third parties	13,020	—	—
Repayment of borrowings from third parties	(10,000)	(13,398)	(2,108)
Dividends paid	—	(100,000)	(15,734)

Net cash provided by/(used in) financing activities	33,230	(129,498)	(20,376)

Net increase/(decrease) in cash	42,815	(25,661)	(4,038)
Cash — beginning of year	66,380	109,195	17,181

Cash — end of year	109,195	83,534	13,143

Supplemental disclosure of cash flow information
Cash paid for income taxes	1,385	16,295	2,564
Cash paid for interest	—	—	—

The accompanying notes are an integral part of the combined financial statements.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in thousands)

1. DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION

The operating entities of Yintech Investment Holdings Limited (hereinafter the "Group") primarily provide trading and investment services for online spot commodity trading through two exchanges, namely Tianjin Precious Metals Exchange and Guangdong Precious Metals Exchange (collectively, the "Exchanges") in the People's Republic of China ("PRC"). Two of the operating entities of the Group are comprehensive members of the Exchanges. The Exchanges are supervised by the Finance Office of Tianjin and Department of Commerce of Guangdong Province. As a comprehensive member of the Exchanges, the Group earns commissions and fees on customers' trades and serves as the counterparty to the customers' trades. Therefore, the Group is exposed to market risk related to fluctuations of the prices of the underlying commodities that primarily consist of silver, palladium, platinum, copper, aluminum and nickel. The Group does not hold cash, securities, or property from customers that would be used to margin, guarantee, or secure any trades or contracts that result from customers' order. To a lesser extent, the Group also trades in physical commodity of raw silver.

The Combined Financial Statements of the Group include the combination of financial statements of Tianjin Rong Jin Hui Yin Precious Metals Management Co., Ltd. ("Rong Jin Hui Yin"), Guangdong Jin Xiang Yin Rui Precious Metals Management Co., Ltd. ("Jin Xiang Yin Rui"), Shanghai Yin Tian Xia Technology Co., Ltd. ("Yin Tian Xia Technology"), and Yintech Enterprise Co., Ltd. (formerly known as Win Yin Gold Investment Co., Ltd. (BVI)), and their subsidiaries Shanghai Yin Tian Xia Precious Metal Products Co., Ltd. ("Yin Tian Xia Products"), Shanghai Yin Tian Xia Financial and Information Service Co., Ltd. ("Yin Tian Xia Information"), and Yintech Enterprise (HK) Co.,Ltd. (formerly known as Win Yin (HK) Gold Investment Co., Ltd.) (collectively, the "Combined Entities", details of which are set out below) from the date of their incorporation, which constitute all of the operating entities that were transferred to Yintech in the Reorganization as discussed below.

The Combined Entities' equity interests were 100% owned by Win Yin Financial and Information Service Company Limited ("Win Yin") prior to a group reorganization completed on November 18, 2015 (the "Reorganization"). Chen Wenbin, Yan Ming, and Chen Ningfeng (collectively the "Founding Shareholders"), each owned 40%, 30%, and 30% equity interest in Win Yin.

The Reorganization involved the incorporation of Yintech Investment Holdings Limited ("Yintech") and the transfer of the Combined Entities and Shanghai Qian Zhong Su Investment Management Co., Ltd. ("Qian Zhong Su") (which was incorporated by Win Yin in 2015) from Win Yin to Yintech. As Yintech is a shell company, these financial statements were prepared as predecessor financial statements by combining all of the operating entities which were subsequently transferred to Yintech.

The Founding Shareholders' respective equity interest in Yintech is identical to the Founding Shareholders' respective equity interest in each of the Combined Entities. Accordingly, the accompanying combined financial statements are the combination of the financial statements of the Combined Entities, which are recorded at carryover basis and the accompanying combined financial statements have been prepared in a manner similar to a pooling of interests, as the Combined Entities have identical ultimate ownership both prior to and following the Reorganization.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

1. DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (Continued)

Name of company	Consolidation/ combination	Date of incorporation	Paid up capital	% of equity interest held by Founding Shareholders	Place of incorporation
Rong Jin Hui Yin	Combined parent	Incorporated on May 18, 2011	RMB 100 million	100%	PRC
Jin Xiang Yin Rui	Combined entity	Incorporated on October 24, 2012	RMB 20 million	100%	PRC
Yin Tian Xia Technology	Combined parent	Incorporated on June 27, 2011	RMB 5 million	100%	PRC
Yin Tian Xia Products	Consolidated subsidiary of Rong Jin Hui Yin	Incorporated on July 29, 2013	RMB 10 million	100%	PRC
Yin Tian Xia Information	Consolidated subsidiary of Yin Tian Xia Technology	Incorporated on May 15, 2014	RMB 5 million	100%	PRC
Yintech Enterprise Co., Ltd.	Combined parent	Incorporated on September 29, 2014	USD1 dollar	100%	British Virgin Islands
Yintech Enterprise (HK) Co., Ltd.	Consolidated subsidiary of Yintech Enterprise Co., Ltd.	Incorporated on October 31, 2014	HKD1 dollar	100%	Hong Kong

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The combined financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Currency translation for financial statements presentation

The accompanying combined financial statements are reported in Renminbi ("RMB").

The functional currency of the Combined Entities is RMB.

Translations of amounts from RMB into USD for the convenience of the reader have been calculated at the exchange rate of RMB6.3556 per USD1.00 on September 30, 2015, the last business day for the period ended 30 September, 2015, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

such rate. The USD convenience translation is not required under U.S. GAAP and all USD convenience translation amounts in the accompanying combined financial statements are unaudited.

Principles of combination

The accompanying combined financial statements include the financial statements of the Combined Entities since the date of incorporation. The Combined Entities consolidated subsidiaries in which they hold directly or indirectly, more than 50% of the voting rights or where they exercise control. All significant intercompany balances and transactions have been eliminated upon combination. The Group has no involvement with variable interest entities.

Use of estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group evaluates its estimates and judgments including those related to: the fair value of stock based compensation; the useful lives and recoverability of equipment and leasehold improvements; the carrying value of investments; the carrying value of receivables from customers; the determination of the allowance for doubtful accounts; the liabilities for unrecognized tax benefits; indefinitely reinvested earnings; and the valuation allowance for deferred income tax assets.

Derivative financial instruments

The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values.

In the normal course of business and as a comprehensive member of the Exchanges, the Group enters into transactions in derivative financial instruments with customers. As a comprehensive member of the Exchanges, the Group is required to serve as the counterparty of the customer trading of precious metals through exchange-traded spot commodity contracts. The Exchanges quote trading prices of the spot commodity contracts with reference to the prices from relevant international and domestic spot commodities markets. The Group does not apply hedge accounting, as all derivative financial instruments are held for trading purposes and therefore recorded at fair value with changes reflected in earnings. Contracts with customers are traded either as long or short positions and the notional amount and fair values of the contracts in a loss position are not offset against notional amount and the fair value of contracts in a gain position. Gains and losses (realized and unrealized) on all derivative financial instruments are shown as a component of trading gains / (losses), net.

In accordance with the Exchanges' requirements, the Group's customers must meet, at a minimum, the deposit requirements established by the Exchanges at which the spot commodity contracts are traded. Therefore, exchange traded spot commodity contracts generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements ("variation margin") and the deposit requirements of the Exchanges. The variation margin payments represent the daily settlement of the outstanding exposure of the derivative contract. Likewise, as the counterparty to customer trades, the Group is also required to place deposits with custodian banks of the Exchanges to meet the minimum deposit requirements. Such amount placed at banks to meet the deposit requirements is included in deposits with clearing organizations and restricted from withdrawal.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In 2013 and 2014, the Group traded commodity future contracts on the Shanghai Futures Exchange to manage its exposure on spot commodity contracts and physical trading of raw silver. Commodity future contracts are recorded at fair value with changes reflected in earnings. Gains and losses from these contracts are recorded in trading gains / (losses), net. At the end of December 31, 2014, the Group has no commodity future contracts outstanding.

In 2013, the Group entered into risk sharing agreements with entities controlled by the Founding Shareholders. Under the risk sharing agreements, certain percentages of the spread fees are shared with these companies in compensation for them to take certain percentages of the trading gains or losses of the Group arising from exchange-traded spot commodity contracts with customers. The shared spread fees are recorded in commissions and fees, net. The shared trading gains and losses are recorded in trading gains / (losses), net.

Available-for-sale investments

The Group classifies wealth management products issued by banks and money market funds issued by fund management companies as available-for-sale ("AFS") investments. AFS investments are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on AFS investments are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of AFS investments are determined on a specific-identification basis and are recorded as trading gains / (losses). Interest and investment income are recognized when earned.

Revenue recognition

Revenue is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. These criteria as they relate to each of the following major revenue generating activities are described below.

(i)
Commissions and fees

  Commissions and fees (including spread fees and overnight fees) are recorded on a trade-date basis. Cash rebates on trading commissions and overnight fees offered by the Group to its customers are recorded as a reduction of revenue.

(ii)
Trading gains / (losses)

  Trading gains / (losses) consist of realized and unrealized gains and losses from exchange-traded spot commodity contracts and commodity future contracts, the realized gains from trading of physical commodities, and realized gains and losses from the sale of AFS investments, all presented on a net basis. Changes in fair value in relation to spot commodity contract are recorded in trading gains/losses, net on a daily basis as disclosed in the accounting policy of derivative financial instruments. Trading gains / (losses) on physical commodities are recognized when title passes and measured by the difference between the acquisition cost of the commodity and the cash received or receivable.

(iii)
Interest and investment income

  Interest income is recognized at the effective interest rate. Investment income is recognized when earned.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(iv)
Other revenues

  Other revenues primarily consist of income from sales of application services, sales of silver products and government grants.

  Sales of application services comprise the sales of a license subscription bundled with customer support service during the license period. Revenue from sales of application services are recognized ratably over the term of the arrangement which is generally 1 year. During the period of the arrangement, the customer does not have the contractual right to take possession of the software at any time.

  Sales of silver products are recognized when goods are delivered at the customers' premises which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax.

  Government grants are recognized when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are deducted in reporting the related expenses on a systematic basis in the same periods in which the expenses are incurred.

Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the term of the lease.

Advertising and promotion expenses

Advertising expenses represent expenses for placing advertisements on television, radio and newspaper, as well as on Internet websites and search engines. Promotion expenses represent commissions paid to sales agents for bringing in new customers. Advertising and promotion cost are expensed as incurred.

Defined contribution plan

Pursuant to relevant PRC regulations, the Group is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at statutory rates as determined by local social security bureau. Contributions to the defined contribution plans are charged to the combined statements of income. The Group has no obligations for payment of pension benefits associated with the plans beyond the amount it is required to contribute.

Stock based compensation

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals to the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During the years presented, Win Yin granted options in Win Yin's shares to the employees of the Group. Compensation costs related to the grant of these options are recorded in employee compensation and benefits expense with a corresponding credit to equity. Information of Win Yin's options granted to the Group's employees is disclosed in note 22.

Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group elects to accrue any interest or penalties related to an underpayment of income taxes as part of its income tax expense.

Provisions and contingent liabilities

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a comprehensive new revenue recognition model designed to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting standard is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's combined financial statements.

On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for the Group's fiscal year ending December 31, 2015. The Group is currently evaluating the impact of this standard on the Group's combined financial statements.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

3. FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
• Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
• Level 3:	Unobservable inputs for the asset or liability.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

A description of the valuation techniques applied to the Group's major categories of assets and liabilities measured at fair value on a recurring basis as follows.

Exchange-Traded Derivative Contracts.    Derivatives that are actively traded are valued based on quoted prices from the exchanges and are categorized in level 1 of the fair value hierarchy.

Available-for-sale Investments.    Available-for-sale investments include wealth management products issued by banks and money market funds, which are valued based on prices per units quoted by issuers. They are categorized in level 2 of the fair value hierarchy.

Risk Sharing Contracts.    Risk sharing contracts entered into with related parties are valued based on quoted prices from the exchanges of spot commodity contracts entered by the Group with its customers, and are categorized in level 2 of the fair value hierarchy.

The following table presents the Group's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

3. FAIR VALUE MEASUREMENTS (Continued)

Fair Value Measurements on a Recurring Basis
At December 31, 2014

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Asset
Derivative assets	—	—	—	—
Available-for-sale investments	—	354,000	—	354,000

Total	—	354,000	—	354,000

Liabilities
Derivative liabilities	—	—	—	—

Total	—	—	—	—

At December 31, 2013

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Asset
Derivative assets	20	—	—	20
Available-for-sale investments	—	30,000	—	30,000

Total	20	30,000	—	30,020

Liabilities
Derivative liabilities	(10)	—	—	(10)

Total	(10)	—	—	(10)

There were no transfers between level 1 and level 2 during the year.

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

Certain financial instruments that are not carried at fair value on the combined balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial instruments include cash, investments, deposits with clearing organizations, other financial assets (amount due from related parties, receivables from customers, loans to a third party, and deposits and others) and other financial liabilities (amount due to related parties, accounts payables, customer rebates payable, and borrowings from third parties).

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

3. FAIR VALUE MEASUREMENTS (Continued)

	Total carrying value	Level 1	Level 2	Level 3	Estimated fair value
At December 31, 2014	RMB	RMB	RMB	RMB	RMB
Asset
Cash	83,534	83,534	—	—	83,534
Deposits with clearing organizations	234,869	234,869	—	—	234,869
Other financial assets	22,312	—	22,312	—	22,312

Total	340,715	318,403	22,312	—	340,715

Liabilities
Other financial liabilities	42,223	—	42,223	—	42,223

Total	42,223	—	42,223	—	42,223

	Total carrying value	Level 1	Level 2	Level 3	Estimated fair value
At December 31, 2013	RMB	RMB	RMB	RMB	RMB
Asset
Cash	109,195	109,195	—	—	109,195
Deposits with clearing organizations	125,170	125,170	—	—	125,170
Other financial assets	32,804	—	32,804	—	32,804

Total	267,169	234,365	32,804	—	267,169

Liabilities
Other financial liabilities	85,839	—	85,839	—	85,839

Total	85,839	—	85,839	—	85,839

4. CASH

Cash represents cash on hand and bank deposits. The bank deposits with financial institutions in the PRC were uninsured by any government authority. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2013 and 2014, the Group had cash balances at one and two PRC individual financial institutions, respectively, that held cash balances in excess of 10% of the Group's total cash balances. These bank deposits collectively accounted for approximately 92% and 90% of the Group's total cash balances as of December 31, 2013 and 2014, respectively.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

5. AVAILABLE-FOR-SALE INVESTMENTS

	Aggregate cost basis	Gross unrealized holding gains	Aggregate fair value
At December 31, 2014	RMB	RMB	RMB	USD (Note2)
				Unaudited
Wealth management products	256,000	—	256,000	40,280
Money market funds	98,000	—	98,000	15,419

Total	354,000	—	354,000	55,699

	Aggregate cost basis	Gross unrealized holding gains	Aggregate fair value
At December 31, 2013	RMB	RMB	RMB
Wealth management products	30,000	—	30,000
Money market funds	—	—	—

Total	30,000	—	30,000

The Group's available-for-sale investments represent wealth management products issued by banks and money market funds, both of which mainly invest in money market and other fixed income products and can be redeemed upon demand.

Realized gains and losses from the sales of AFS investments are determined on a specific-identification basis and are recorded as trading gains / (losses). Interest and investment income are recognized when earned. As at December 31, 2013 and 2014, fair value of these investments is approximate to cost, there were no unrealized holding gains or losses.

6. DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits with clearing organizations represent the amount placed in the depository accounts at the custodian banks of the Exchanges.

In accordance with the Exchanges requirements, the Group is required to enter into a tri-party depositary service agreement with the Exchanges and the designated custodian bank in order to be eligible for trading. As the counterparty to customer trades, the Group is required to place deposits with the custodian banks to meet the minimum deposit requirements. Such amount placed at the custodian banks to meet the deposit requirements is restricted from withdrawal.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

7. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

	December 31,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Electronic equipment	13,785	20,389	3,208
Office equipment	1,993	2,563	403
Motor vehicles	4,820	6,147	967
Leasehold improvements	8,770	12,896	2,029

Total equipment and leasehold improvements	29,368	41,995	6,607
Less: accumulated depreciation	(8,607)	(18,343)	(2,885)

Equipment and leasehold improvements, net	20,761	23,652	3,722

8. OTHER ASSETS

	December 31,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Receivables from customers	9,437	104	16
Prepayment to suppliers	3,676	5,117	805
Physical commodities held for trading — raw silver	7,027	—	—
Silver products	287	4,711	741
Acquired software	942	1,861	293
Value-added-tax refund receivable	—	31,016	4,880
Loans to a third party	13,000	—	—
Expense advances to employees	3,601	392	62
Deposits and others	6,851	13,408	2,109

Total	44,821	56,609	8,906

Receivables from customers as of December 31, 2013 represent the outstanding receivables from the sales of application services.

Deposits and others primarily consist of the rental deposit for the Group's office premises.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

9. OTHER LIABILITIES

	December 31,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Customer rebates payable	2,073	19,067	3,000
Advance from customers	2,416	—	—
Deferred income	8,391	—	—
Borrowings from third parties	13,398	—	—
Taxes and surcharges payable	4,236	30,660	4,824
Other accrued expenses	764	2,077	327

Total	31,278	51,804	8,151

10. COMMITMENTS AND CONTINGENCIES

The Group's leases are for the office premises. Future minimum lease payments under non-cancellable operating leases agreements as of December 31, 2014 are as follows. The Group's leases do not contain any contingent rent payment terms.

RMB
December 31
2015	18,191
2016	3,894
2017	199
2018	189
2019	173
2020 and thereafter	747

Total	23,393

Rental expenses incurred under operating leases were RMB 11.22 million and RMB 20.47 million for the years ended December 31, 2013 and 2014, respectively.

11. DERIVATIVES

Under the trading rules of the Exchanges, the Group is required to accept the customers' trades and to serve as the counterparty to the customers' trades. That is, when a customer places a trade for a long or short position on a spot commodity contract, the Group takes the corresponding opposite short or long position on that contract.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

11. DERIVATIVES (Continued)

To manage the Group's risks associated with the net open positions on these contracts, the Group enters into separate spot commodity contracts with special members of the Exchanges to hedge such risks. The spot commodity contracts the Group enters into with the special member of the Exchanges do not qualify for hedge accounting under ASC 815 and therefore are recorded at fair value with changes recorded in trading gains / (losses), net. The Group does not offset the notional amount or the fair value of the contracts with the special member against the notional amount or the fair value of the contracts entered into with the customers.

According to the Exchanges' trading and settlement rules, if a customer does not close its spot commodity contracts at the end of the trading day, any profit or loss resulting from holding such contract during this trading day is deposited into or withdrawn from the customer's trading deposit account (variation margin) on a daily basis by the custodian bank according to the clearing instruction given by the Exchanges, as if the position had been closed. The corresponding loss or profit arising from customer driven transactions is withdrawn from or deposited into the Group's trading deposit account. In effect, the contract price of the open position is re-set to the ending spot price at the end of each day with the ending spot price carried forward to the next trading day.

Variation margin payment is considered a settlement of the spot commodity contract for accounting purposes since the contractual rights to cash has been transferred to the Group and the customer's receipt of the variation margin payment from the Group meets the criteria in ASC 405-20-40 for extinguishment of a liability. Therefore the payment or receipt of the variation margin reduces the derivative asset or liability to zero at the end of each day. Accordingly, at the end of December 31, 2013 and 2014, the derivative asset and liability of the Group's spot commodity contracts with customers and special members are nil.

The Group also traded commodity future contracts through Shanghai Futures Exchange for which there was no requirement for daily cash settlement of variation margin.

As of December 31, 2013 and 2014, the majority of the underlying of the open spot commodity contracts is silver. Notional amount of open spot commodity contracts is calculated based on the closing spot price of the underlying commodities and the quantity specified in the contract. The notional amount and fair value of derivatives as at December 31 are set out as follows:

	December 31 2013,
		Fair Value
	Notional amount RMB	Derivative assets RMB	Derivative liabilities RMB
Commodity future contract
—Short position	2,671	20	(10)
Spot commodity contracts
—Long position	235,985	—	—
—Short position	587,199	—	—

Total	825,855	20	(10)

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

11. DERIVATIVES (Continued)

	December 31 2014,
		Fair Value
	Notional amount RMB	Derivative assets RMB	Derivative liabilities RMB
Spot commodity contracts
—Long position	755,781	—	—
—Short position	1,631,762	—	—

Total (RMB)	2,387,543	—	—

The Group is exposed to market risk relating to spot and future commodity contracts since their fair values fluctuate as a result of changes in market price of commodities. As of December 31, 2014, the Group's open short positions on spot commodity contracts expose the Group to losses beyond the notional amount of the contracts. As of December 31, 2014, the maximum exposure to losses of the Group's open long positions on spot commodity contracts is the notional amount of the contracts. The Group's maximum risk exposure on these contracts is partially reduced by the Exchanges' force liquidation of open positions held by the Group if the price movements of the contracts result in the minimum deposit requirements not being maintained.

The Group manages market risk by setting limits for net position and use derivative contracts to economically hedge against the exposures arising from customer driven transactions.

12. PAID-IN-CAPITAL

As of December 31, 2013 and 2014, paid-in-capital in the combined balance sheets represented the combined contributed capital of the following entities. All of the following entities are legal liability companies under PRC law. Such companies do not issue shares, but the registered capital, method and amount of capital contributions and rights and obligations of the investors are established in the articles of association of each company.

	Year ended December 31,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Rong Jin Hui Yin	100,000	100,000	15,734
Jin Xiang Yin Rui	4,000	20,000	3,147
Yin Tian Xia Technology	5,000	5,000	787
Yintech Enterprise Co., Ltd	—	—	—

Total	109,000	125,000	19,668

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

12. PAID-IN-CAPITAL (Continued)

In 2014, the Founding Shareholders made capital injection of RMB 16 million to Jin Xiang Yin Rui. As a result, the paid-in-capital of jin Xiang Yin Rui was increased from RMB 4 million to RMB 20 million.

13. ADDITIONAL PAID-IN CAPITAL

As of December 31, 2013 and 2014, the additional paid-in capital in the combined balance sheets represented the Combined Entities' costs of equity-settled employee share-based compensation, and the net effect of the imputed interest for the non-interest bearing loans and borrowings with related parties.

14. RETAINED EARNINGS

Pursuant to the Company Law of the PRC, each of the PRC entity is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. Statutory reserve is not distributable as cash dividends. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses, or converted into capital of the company.

	Year ended December 31,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
PRC statutory reserve	4,083	13,251	2,085
Unreserved retained earnings	94,586	467,375	73,538

Total retained earnings	98,669	480,626	75,623

15. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Before tax amount RMB	Tax (expenses) or benefit RMB	Net-of-tax amount RMB
Balance at January 1, 2013	—	—	—

Other comprehensive income before reclassification	369	(92)	277
Amounts reclassified from accumulated other comprehensive income	(369)	92	(277)

Balance at December 31, 2013	—	—	—

Balance at January 1, 2014	—	—	—

Other comprehensive income before reclassification	2,865	(716)	2,149
Amounts reclassified from accumulated other comprehensive income	(2,865)	716	(2,149)

Balance at December 31, 2014	—	—	—

Balance at December 31, 2014, in USD (Note2) (unaudited)	—	—	—

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale investments upon their sales, which were then recorded in "Trading gains / (losses), net" in the Combined Statements of Comprehensive Income.

16. COMMISSIONS AND FEES

	Year ended December 31,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Spread fees,	364,369	624,582	98,272
Net of amount shared with related parties (note (23))	(116,247)	—	—

	248,122	624,582	98,272

Trading commissions, net	122,935	149,818	23,573
Overnight fees, net	42,201	86,419	13,597

Total	413,258	860,819	135,442

Spread fees are earned based on the quantity of the underlying commodities of the customer's trades. The amount of the spread fees for each type of spot commodity contract is fixed and set by the Exchanges and varies by commodity types. Trading commissions are generated based on the notional trading transaction value of the customers at the opening and closing of a position. Overnight fees are generated from customers who hold a long or short position overnight to the next trading day. The spread fees, standard trading commission rate and overnight fees for each commodity are determined by the Exchanges where such spot commodity contract is traded. The spread fees, trading commissions and overnight fees are settled on a daily basis.

Cash rebates are offered to customers on the trading commission and overnight fees. The cash rebates are determined by the Group on an individual customer basis and paid monthly. The rebates are deducted from the gross trading commission or overnight fees. Total customer rebates recognized during the years ended 2013 and 2014 were RMB 81.21 million and RMB 192.26 million, respectively. As at December 31, 2013 and 2014, outstanding customer rebates payable were RMB 2.07 million and RMB 19.07 million, respectively.

17. TRADING GAINS / (LOSSES)

Trading gains / (losses) consists of realized and unrealized gains and losses from exchange-traded spot commodity contracts with customers and special members and commodity future contracts and risk sharing contracts with related parties, the realized gain from trading of physical commodities, and realized gains and losses from the sales of AFS investments, all represented on a net basis.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

17. TRADING GAINS / (LOSSES) (Continued)

The following table presents trading gains / (losses) for the years ended December 31:

	Year ended December 31,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Spot commodity contracts	342,445	263,649	41,483
Risk sharing contracts with related parties (note(23))	(128,058)	—	—
Commodity future contracts	67	1,532	241
Trading of physical commodities	38	804	127
Available-for-sale investments	369	2,865	450

Total	214,861	268,850	42,301

18. OTHER REVENUES

	Year ended December 31,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Sales of application services	778	19,249	3,029
Sales of silver products	626	2,202	346
Government grants and others	32	6,242	982

Total	1,436	27,693	4,357

The government grants are non-recurring in nature and there is no assurance that the Group will continue to receive such government grants in the future.

19. ADVERTISING AND PROMOTION

Advertising and promotion consists of market promotion cost and sales agent cost paid to third party companies.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

19. ADVERTISING AND PROMOTION (Continued)

	Year ended 31 December,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Advertising expenses	124,776	179,914	28,308
Sales agent expenses	131,316	105,818	16,650

Total	256,092	285,732	44,958

The sales agent expenses are related to fees paid to external sales agent companies for their customer development services on the Tianjin Precious Metals Exchange. Such arrangements were terminated in June 2014, and the Group established and used its own in-house sales team for customer development on the Tianjin Precious Metals Exchange since then.

20. INCOME TAXES

Each of the Combined Entities files separate tax returns in the PRC. The PRC statutory income tax rate is 25% according to the Corporate Income Tax ("CIT") Law. Substantially all the pretax income of the Group is from the PRC.

The provision for income taxes consists of the following for the years ended 31 December:

	Year ended 31 December,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Current	4,659	37,096	5,837
Deferred	662	294	46

Total provision for income taxes	5,321	37,390	5,883

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

20. INCOME TAXES (Continued)

The reconciliation between the reported income tax expense and income tax computed by applying the PRC statutory income tax rate of 25% to income before income taxes are as follows:

			Year ended 31 December,
	Note		2013 RMB	2014 RMB	2014 (Note2) USD
					Unaudited
Income taxes at PRC statutory income tax rate of 25%			28,039	129,837	20,436
Preferential income tax rate	(i	)	(26,010)	(95,993)	(15,104)
Nondeductible stock option expenses			126	1,753	276
Nondeductible staff welfare expenses			414	1,292	203
Nondeductible social insurance expense			2,130	204	32
Other, net			622	297	40

Reported income taxes			5,321	37,390	5,883

Effective tax rate			5%	7%	7%

(i)
Yin Tian Xia Technology was granted the "qualified software enterprise" status in 2013 and is eligible for an income tax exemption for the years ended December 31, 2013 (the year in which it starts making profit) and 2014, and is entitled to a 50 percent reduction of income tax rate for the years ended 31 December 2015 to 2017.

In assessing the recoverability of its deferred tax assets, management considers whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the three-year cumulative earnings and projected future taxable income in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Group will realize the benefits of the deferred tax assets as at December 31, 2013 and 2014.

Deferred income tax assets represent the net tax effects of loss carry-forwards and temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

20. INCOME TAXES (Continued)

tax purposes. The Group does not have deferred income tax liabilities as at 31 December 2013 and 2014. Significant components of the Group's deferred tax assets are presented below:

	Year ended December 31,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Net operating loss carry-forwards	1,784	999	157
Accrued employee benefits	259	531	83
Other liabilities	45	264	42

Deferred income tax assets	2,088	1,794	282

As at December 31, 2013 and 2014, the Group has a net operating loss carry-forward for PRC income tax purpose of approximately RMB 7.14 million and RMB 4.00 million, respectively, which will expire between 2017 and 2018, and 2017 to 2019, respectively. The tax effect of the increase in net operating loss for which a benefit was recognized for the years ended December 31, 2013 and 2014 were RMB 1.62 million and RMB 0.41 million, respectively.

At 31 December, 2013 and 2014, the Group had unrecognized tax benefits of RMB 1.68 million and RMB 3.84 million, respectively. The unrecognized tax benefits pertain to income recognition under PRC's tax laws and expense adjustments. The amount of unrecognized tax benefits which would have an impact on the Group's effective tax rate are RMB 1.68 million and RMB 3.84 million for the years ended 31 December, 2013 and 2014, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

RMB
Balance at January 1, 2013	1,680
Balance at December 31, 2013	1,680

Balance at January 1, 2014	1,680
Increase based on tax positions taken in the current year	2,158
Balance at December 31, 2014	3,838

The Group's tax returns generally remain open and subject to examination by tax authorities for tax years 2011 onwards.

The combined financial statements include the combined financial position and results of the Combined Entities. Subsequent to December 31, 2014 and prior to the Reorganization, all of the retained earnings as of December 31, 2014 was declared and paid or payable to a wholly-owned PRC subsidiary of Win Yin, for which no withholding tax was required.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

21. PRO FORMA EARNINGS PER SHARE

The following table sets forth the computation of pro forma basic and diluted earnings per share for the years ended December 31, 2013 and 2014, for which the basic weighted average number of common shares are based on the 1,000,000,000 common shares issued by Yintech upon the consummation of the Reorganization on November 18, 2015, as if those shares were issued as of the earliest date presented.

Pro forma basic and diluted earnings per share is calculated as follows:

	Year ended December 31,
	2013 RMB	2014 RMB	2014 (Note2) USD
			Unaudited
Net Income	106,832	481,957	75,830
Pro forma basic weighted average number of common shares outstanding	1,000,000,000	1,000,000,000	1,000,000,000
Pro forma effect of dilutive share options	—	8,572,887	8,572,887

Pro forma dilutive weighted average number of ordinary shares	1,000,000,000	1,008,572,887	1,008,572,887

Pro forma basic earnings per share	0.11	0.48	0.08
Pro forma diluted earnings per share	0.11	0.48	0.08

36,771,900 potential ordinary shares issuable upon exercise of share options are excluded from the calculation of diluted earnings per share for the year ended December 31, 2013, because their effect is anti-dilutive.

Per share impact of the "qualified software enterprise" tax holiday as mentioned in Note 20 is RMB0.03 and RMB0.10 for the years ends December 31, 2013 and 2014, respectively.

22. EQUITY SETTLED SHARE-BASED TRANSACTIONS

Win Yin granted stock options on Win Yin's shares to employees of the Combined Entities. Compensation cost related to the grant of the share options are recorded by the individual Combined Entities with a corresponding credit to equity, representing Founding Shareholders' capital contribution.

Pursuant to the Reorganization completed on November 18, 2015, Yintech became the holding company of the Combined Entities. In connection with the Reorganization, Yintech issued stock options on its shares to the Group's employees as replacement of the stock options issued by Win Yin. The terms and conditions of the stock options, such as vesting and exercisability, remain the same.

Set forth below is information with respect to the stock options granted by Win Yin.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

22. EQUITY SETTLED SHARE-BASED TRANSACTIONS (Continued)

(a)   Stock option activity during the periods indicated is as follows:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value
Balance at January 1, 2014	36,771,900	USD	0.163	6.17	—
Granted	46,524,100	USD	0.163	7.86	46,571
Exercised	—		—	—	—
Forfeited	—		—	—	—
Expired	—		—	—	—
Balance at December 31, 2014	83,296,000	USD	0.163	6.67	83,379

Exercisable at December 31, 2014	—		—	—	—

	Number of options	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value
Balance at January 1, 2013	—		—	—	—
Granted	36,771,900	USD	0.163	6.25	—
Exercised	—		—	—	—
Forfeited	—		—	—	—
Expired	—		—	—	—
Balance at December 31, 2013	36,771,900	USD	0.163	6.17	—

Exercisable at December 31, 2013	—		—	—	—

The weighted average grant date fair value of options granted during the years 2013 and 2014 was RMB 6.38 million and RMB 51.90 million, respectively.

At December 31, 2014, no stock options were vested, and there was RMB 50.91 million of total unrecognized compensation cost related to unvested stock options granted by Win Yin. That cost is expected to be recognized over a weighted average period of 2.18 years. During the years 2013 and 2014, total compensation cost recognized in earnings are RMB 0.4 million and RMB 7.0 million, respectively. No tax benefit was recognized on the share-based compensation.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

22. EQUITY SETTLED SHARE-BASED TRANSACTIONS (Continued)

(b)   Fair value of share options and assumptions

The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the share option is used as an input into this model. Expectations and staff turnover rate are incorporated into the binomial lattice model.

	2013 RMB	2014 RMB
Expected volatility (expressed as weighted average volatility)	40.45%	39.53%
Option life (expressed as weighted average life)	6.25	6.97 - 8.97
Expected dividends	—	—
Risk-free interest rate	1.46%	1.41% - 1.61%

Because Win Yin's shares did not have a trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in the similar industry. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There was no market conditions associated with the share option grants.

23. RELATED PARTY TRANSACTIONS

Amount due from related parties consists of:

		December 31,
	Note	2013 RMB	2014 RMB	2014 (Note2) USD
				Unaudited
Accounts receivable from related parties	(e)	—	1,800	284
Loans to related parties	(a)	535	7,000	1,101
Other receivable from related parties	(c)	2,981	—	—

Total		3,516	8,800	1,385

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

23. RELATED PARTY TRANSACTIONS (Continued)

Amount due to related parties consists of:

			December 31,
	Note	2013 RMB	2014 RMB	2014 (Note2) USD
				Unaudited
Accounts payable to related parties	(c)(d)	7,683	—	—
Borrowings from related parties	(b)	32,100	—	—

Total		39,783	—	—

(a)   Loans

In 2013, the Group extended non-interest bearing loans of RMB99.79 million to certain Founding Shareholders or entities controlled by those Founding Shareholders. These lending with related parties, are unsecured, interest free and have no fixed repayment terms. During 2013, RMB189.42 million of the loans to these related parties were repaid, which included the loans extended in 2012 of RMB90.16 million.

In 2014, additional loans of RMB28 million with terms same as the loans issued in 2013 were extended to related parties. During 2014, these related parties repaid loans of RMB21.53 million. The remaining loan balances of RMB7.00 million as at December 31, 2014 were subsequently repaid in May 2015.

During the years ended 2013 and 2014, an imputed interest income of RMB 0.40 million and RMB 0.09 million were recorded as a reduction to additional paid-in capital based on the tenor of the loans and the effective interest rate with reference to the basic lending rate published by the People's Bank of China, respectively.

(b)   Borrowings

In 2013, the Group received non-interest bearing loans of RMB50.71 million from certain Founding Shareholders or entities controlled by those Founding Shareholders. These borrowings from related parties, are unsecured, interest free and have no fixed repayment terms. During 2013, RMB20.48 million of the borrowings from these related parties were repaid. During 2014, all of the interest free borrowings from these related parties were fully repaid.

During the years ended 2013 and 2014, an imputed interest expense of RMB 0.40 million and RMB 0.28 million were recorded as an addition to additional paid-in capital based on the tenor of the borrowings and the effective interest rate with reference to the basic lending rate published by the People's Bank of China, respectively.

(c)   Risk sharing agreement

In 2011, due to the small capital base of the Group's trading business and the market risks associated with the Group's open spot commodity contracts with customers, the Group entered into risk sharing agreements

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

23. RELATED PARTY TRANSACTIONS (Continued)

with entities controlled by the Founding Shareholders. Under the risk sharing agreements, certain percentages of the spread fees and trading gains or losses arising from exchange-traded spot commodity contracts with customers are shared with these companies. During the year ended December 31, 2013, the percentage shared with these companies ranged from 30% to 50% and the amount of RMB 116 million and RMB 128 million shared was recorded against commissions and fees and trading gains / (losses), respectively. In November 2013, the risk sharing agreement was terminated, with no termination compensation incurred. As of December 31 2013, the Group had an amount of RMB 6.89 million payable and RMB 2.98 million receivable under the risk sharing agreements, which were all settled subsequently.

(d)   Research service expense

Prior to December 2013, the Group outsourced its research support services to Shanghai Han Yu Information Technology Co. Ltd. ("Shanghai Han Yu"), which was 100% controlled by Yan Ming. The Group entered into a service agreement with Shanghai Han Yu in November 2011, pursuant to which Shanghai Han Yu provided research reports, VIP customer service, training to employees of the Group, seminars and other services to the Group. In late November 2013, the service agreement was terminated, with no termination fee incurred. During the year ended December 31, 2013 the total research service expense incurred was RMB106.05 million. At December 31, 2013, the Group had an amount of RMB0.79 million payable to Shanghai Han Yu and the amount was fully paid in January 2014.

(e)   Other related party transactions

In 2014, Yin Tian Xia Technology sold application service on normal commercial terms totaling RMB 1.80 million to entities wholly owned by the Founding Shareholders.

24. SUBSEQUENT EVENTS

Management has considered subsequent events through December 18, 2015, which was the date these combined financial statements were issued.

Reorganization

Yintech was incorporated in the Cayman Islands on November 4, 2015 as an exempted company with limited liability under Companies Law (2011 Revision) (as combined and revised) of the Cayman Islands. Authorized share capital of Yintech is USD 0.03 million, or 3,000,000,000 authorized shares with a par value of USD 0.00001. 1,000,000,000 shares were issued to Founding Shareholders at par value, equivalent to ordinary share capital of USD 0.01 million.

In November 2015, Yintech acquired Yintech Enterprise Co.,Ltd. and its subsidiaries from Win Yin at USD 1. As a result, Yintech became the holding company of Yintech Enterprise Co.,Ltd., Yintech Enterprise (HK) Co.,Ltd, and Qian Zhong Su (which was incorporated on April 14, 2015).

Also in November 2015, Qian Zhong Su acquired Rong Jin Hui Yin, Jin Xiang Yin Rui and Yin Tian Xia Technology and their subsidiaries from Shanghai Long Jin Co., Ltd. ("Long Jin"), a wholly owned subsidiary of Win Yin, at RMB 107.26 million, which was subsequently settled in December 2015 through the shareholder loan as described below.

These acquisitions, as part of the Reorganization, were completed on November 18, 2015.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

24. SUBSEQUENT EVENTS (Continued)

Shareholder loans

On December 14, 2015, a shareholder loan of USD 39.39 million was extended to Yintech by Founding Shareholders to increase the working capital of Yintech. On the same date, the loan was waived in full by the Founding Shareholders and USD 39.39 million was recorded as additional paid-in capital of Yintech.

On December 15, 2015, a shareholder loan of RMB 108.88 million was extended by Mr. Chen Wenbin to Qian Zhong Su. On December 16, 2015, Qian Zhong Su paid RMB 107.26 million to Long Jin to settle the consideration of the acquisitions involved in the Reorganization.

Stock options and RSUs

On January 15, 2015, Win Yin granted a total of 12,665,000 restricted share units ("RSUs") to certain directors, eligible person and employees of the Combined Entities. The RSUs will be vested during the vesting period, subject to the fulfillment of certain operational and/or financial performance targets as set by the Board that are probable of being met.

In connection with the Reorganization, Yintech issued stock options and RSUs on its shares to the Group's employees as replacement of the stock options issued by Win Yin. The terms and conditions of the stock options and RSUs, such as vesting and exercisability, remain the same.

Dividend distribution

From January 1, 2015 to November 18, 2015, RMB 832 million cash dividend was declared and paid or payable by the Combined Entities.

Entities incorporated or acquired subsequent to December 31, 2014

On April 14, 2015, Qian Zhong Su was incorporated by Yintech Enterprise (HK) Co., Ltd.

On November 16, 2015, Qian Zhong Su acquired 100% equity interests in Guangdong Sheng Ding Precious Metal Management Co., Ltd. from third parties at net asset value of RMB 10 million.

In November and December 2015, respectively, the Group has established Shanghai Jin Dou Information Technology Co., Ltd. and Shanghai Jin Yi Information Technology Co., Ltd., to carry out business on Shanghai Gold Exchange. The Group has also established other additional BVI and Hong Kong subsidiaries under Yintech for future business activities.

Risk and return transfer arrangements

In September 2015, the Group entered into risk and return transfer arrangements with a third party fund, pursuant to which gains and losses arising from exchange-traded spot commodity contracts with customers are transferred to and absorbed by the third party fund. The amount payable to or amount receivable from the third party fund is settled on a monthly basis. The term of the risk and return transfer agreements covers approximately 5 years. In guarantee of payments due under these agreements, the third party fund shall maintain a net asset value of not less than 100% of the total minimum deposits the Group needs to place with the Exchanges. The third party fund has placed its entire capital in a designated bank account under joint administration of the third party fund and the Group, and the third party fund cannot withdraw or make transfer from the bank account without the Group's approval. If the net asset value falls below 70%, the third party fund is required to restore it to 100%.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED
UNAUDITED CONDENSED COMBINED BALANCE SHEETS
(Amounts in thousands)

			September 30, 2015
	Note	December 31, 2014 RMB	RMB	USD (Note 1)
Assets
Cash		83,534	268,039	42,174
Derivative assets	7	—	5,901	928
Available-for-sale investments		354,000	—	—
Deposits with clearing organizations	3	234,869	140,727	22,142
Amount due from related parties	18	8,800	1,101	173
Equipment and leasehold improvements	4	23,652	19,592	3,083
Deferred tax assets		1,794	796	125
Other assets	5	56,609	52,375	8,241

Total assets		763,258	488,531	76,866

Liabilities and Shareholders' Equity
Derivative liabilities	7	—	21,699	3,414
Income tax payable		26,582	43,940	6,914
Accounts payable		23,156	10,809	1,701
Accrued employee benefits		48,530	60,489	9,517
Other liabilities	6	51,804	25,380	3,993

Total liabilities		150,072	162,317	25,539

Paid-in capital	8	125,000	125,000	19,668
Additional paid-in capital	9	7,560	30,711	4,831
Retained earnings	10	480,626	170,503	26,828
Accumulated other comprehensive income	11	—	—	—

Total shareholders' equity		613,186	326,214	51,327

Total liabilities and shareholders' equity		763,258	488,531	76,866

The accompanying notes are an integral part of the unaudited condensed combined interim financial statements.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED
UNAUDITED CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands)

		Nine-Month Period Ended September 30,
	Note	2014 RMB	2015 RMB	2015 USD (Note 1)
Revenues
Commissions and fees, net	12	596,783	769,258	121,036
Trading gains / (losses), net	13	121,573	165,298	26,008
Interest and investment income		121	4,167	656
Other revenues	14	18,516	45,597	7,174

		736,993	984,320	154,874

Expenses
Employee compensation and benefits		(137,865)	(279,943)	(44,047)
Advertising and promotion	15	(236,999)	(167,598)	(26,370)
Information technology and communications		(16,975)	(22,033)	(3,467)
Occupancy and equipment rental		(29,329)	(30,949)	(4,870)
Taxes and surcharges		(10,764)	(16,173)	(2,545)
Other expenses		(25,548)	(36,985)	(5,819)

		(457,480)	(553,681)	(87,118)

Income before income taxes		279,513	430,639	67,756
Income taxes	16	(25,657)	(75,762)	(11,921)

Net income		253,856	354,877	55,835

Other comprehensive income	11
Unrealized gains on available-for-sale investments, net of nil income taxes		—	—	—

Comprehensive income		253,856	354,877	55,835

The accompanying notes are an integral part of the unaudited condensed combined interim financial statements.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED
UNAUDITED CONDENSED COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Paid-in capital	Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	125,000	7,560	480,626	—	613,186

Net income	—	—	354,877	—	354,877
Dividend distribution	—	—	(665,000)	—	(665,000)
Share-based compensation	—	23,313	—	—	23,313
Others	—	(162)	—	—	(162)

Balance as of September 30, 2015 (RMB)	125,000	30,711	170,503	—	326,214

Balance as of September 30, 2015 (USD) (Note 1)	19,668	4,831	26,828	—	51,327

The accompanying notes are an integral part of the unaudited condensed combined interim financial statements.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED
UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Nine-Month Period Ended September 30,
	2014 RMB	2015 RMB	2015 USD (Note 1)
Cash flows from operating activities:
Net income	253,856	354,877	55,835
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	7,353	8,650	1,362
Unrealized gain from derivatives	9	15,798	2,487
Realized gains on sale of available-for-sale investments	(1,109)	(7,415)	(1,167)
Deferred taxes	(334)	998	157
Share-based compensation	3,589	23,313	3,669
Imputed interest	230	(162)	(27)
Changes in operating assets and liabilities:
(Increase)/decrease in deposits with clearing organizations	(36,941)	94,142	14,813
(Increase)/decrease in other assets arising from operating activities	(4,095)	5,753	905
Decrease in amount due from related parties	2,981	699	110
Decrease in accounts payable	(2,443)	(12,347)	(1,942)
Increase in accrued employee benefits	24,071	11,959	1,881
Increase/(decrease) in other liabilities arising from operating activities	1,140	(26,424)	(4,157)
Decrease in amount due to related parties	(7,683)	—	—
Increase in income taxes payable	20,739	17,358	2,732

Net cash provided by operating activities	261,363	487,199	76,658

Cash flows from investing activities:
Proceeds from sale of equipment	204	46	7
Cash paid for purchase of equipment and leasehold improvements	(11,405)	(6,155)	(968)
Cash paid for purchase of available-for-sale investments	(1,333,000)	(4,308,070)	(677,838)
Cash received from sale of available-for-sale investments	1,137,109	4,669,485	734,704
Issuance of loans to related parties	(28,745)	—	—
Cash received from repayment of loans to related parties	18,000	7,000	1,101

Net cash provided by/(used in) investing activities	(217,837)	362,306	57,006

Cash flows from financing activities:
Proceeds from capital contribution	16,000	—	—
Repayment of borrowings from related parties	(32,100)	—	—
Dividends paid	—	(665,000)	(104,632)

Net cash used in financing activities	(16,100)	(665,000)	(104,632)

Net increase/(decrease) in cash	27,426	184,505	29,032
Cash — beginning of period	109,195	83,534	13,142

Cash — end of period	136,621	268,039	42,174

Supplemental disclosure of cash flow information
Cash paid for income taxes	5,252	56,746	8,926
Cash paid for interest	—	—	—

The accompanying notes are an integral part of the unaudited condensed combined interim financial statements.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands)

1. DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION

The operating entities of Yintech Investment Holdings Limited (hereinafter the "Group") primarily provide trading and investment services for online spot commodity trading through two exchanges, namely Tianjin Precious Metals Exchange and Guangdong Precious Metals Exchange (collectively, the "Exchanges") in the People's Republic of China ("PRC"). Two of the operating entities of the Group are comprehensive members of the Exchanges. The Exchanges are supervised by the Finance Office of Tianjin and Department of Commerce of Guangdong Province. As a comprehensive member of the Exchanges, the Group earns commissions and fees on customers' trades and serves as the counterparty to the customers' trades. Therefore, the Group is exposed to market risk related to fluctuations of the prices of the underlying commodities that primarily consist of silver, palladium, platinum, copper, aluminium and nickel. The Group does not hold cash, securities, or property from customers that would be used to margin, guarantee, or secure any trades or contracts that result from customers' order. To a lesser extent, the Group also trades in physical commodity of raw silver.

The Unaudited Condensed Combined Interim Financial Statements of operating entities of the Group include the combination of interim financial statements of Tianjin Rong Jin Hui Yin Precious Metals Management Co., Ltd. ("Rong Jin Hui Yin"), Guangdong Jin Xiang Yin Rui Precious Metals Management Co., Ltd. ("Jin Xiang Yin Rui"), Shanghai Yin Tian Xia Technology Co., Ltd. ("Yin Tian Xia Technology"), and Yintech Enterprise Co., Ltd. (formerly known as Win Yin Gold Investment Co., Ltd. (BVI)) and their subsidiaries Shanghai Yin Tian Xia Precious Metal Products Co., Ltd. ("Yin Tian Xia Products"), Shanghai Yin Tian Xia Financial and Information Service Co., Ltd. ("Yin Tian Xia Information"), Yintech Enterprise (HK) Co., Ltd. (formerly known as Win Yin (HK) Gold Investment Co., Ltd.), Shanghai Qian Zhong Su Investment Management Co., Ltd. ("Qian Zhong Su"), and Shanghai Ke Chang Investment Consulting Co., Ltd ("Ke Chang") (collectively, the "Combined Entities", details of which are set out below) from the date of their incorporation, which constitute all of the operating entities that were transferred to Yintech in the Reorganization as discussed below.

The Combined Entities' equity interests were 100% owned by Win Yin Financial and Information Service Company Limited ("Win Yin") prior to a group reorganization completed on November 18, 2015 (the "Reorganization"). Chen Wenbin, Yan Ming, and Chen Ningfeng (collectively the "Founding Shareholders"), each owned 40%, 30%, and 30% equity interest in Win Yin.

The Reorganization involved the incorporation of Yintech Investment Holdings Limited ("Yintech") and the transfer of the Combined Entities from Win Yin to Yintech. As Yintech is a shell company, these financial statements were prepared as predecessor financial statements by combining all the operating entities which were subsequently transferred to Yintech.

The Founding Shareholders' respective equity interest in Yintech is identical to the Founding Shareholders' respective equity interest in each of the Combined Entities. Accordingly, the unaudited condensed combined interim financial statements are the combination of the interim financial statements of the Combined Entities, which are recorded at carryover basis and the unaudited condensed combined interim financial statements have been prepared in a manner similar to a pooling of interests as the Combined Entities have identical ultimate ownership both prior to and following the Reorganization.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

1. DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (Continued)

Name of company	Consolidation/ combination	Date of incorporation	Paid up capital	% of equity interest held by Founding Shareholders	Place of incorporation
Rong Jin Hui Yin	Combined parent	Incorporated on May 18, 2011	RMB100 million	100%	PRC
Jin Xiang Yin Rui	Combined entity	Incorporated on October 24, 2012	RMB20 million	100%	PRC
Yin Tian Xia Technology	Combined parent	Incorporated on June 27, 2011	RMB5 million	100%	PRC
Yin Tian Xia Products	Consolidated subsidiary of Rong Jin Hui Yin	Incorporated on July 29, 2013	RMB10 million	100%	PRC
Yin Tian Xia Information	Consolidated subsidiary of Yin Tian Xia Technology	Incorporated on May 15, 2014	RMB5 million	100%	PRC
Yintech Enterprise Co., Ltd.	Combined parent	Incorporated on September 29, 2014	USD 1 dollar	100%	British Virgin Islands
Yintech Enterprise (HK) Co., Ltd.	Consolidated subsidiary of Yintech Enterprise Co., Ltd.	Incorporated on October 31, 2014	HKD 1 dollar	100%	Hong Kong
Qian Zhong Su(*)	Consolidated subsidiary of Yintech Enterprise (HK) Co., Ltd.	Incorporated on April 14, 2015	RMB 0	100%	PRC
Ke Chang(*)	Consolidated subsidiary of Yin Tian Xia Technology	Incorporated on June 18, 2015	RMB 0	100%	PRC

Note (*):	Qian Zhong Su and Ke Chang are newly set up entities in 2015, which are not included in the combined financial statements of the operating entities of Yintech as of 31 December 2013 and 2014. These two entities have nil paid-in capital and do not have substantial business as of 30 September 2015.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

1. DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (Continued)

The unaudited condensed combined interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of U.S. Securities and Exchange Commission for interim reporting. Results for the interim periods are not necessarily indicative of results to be expected for any other interim period or for the full year.

The unaudited condensed combined interim financial statements should be read in conjunction with the combined financial statements and accompanying notes as of and for the years ended December 31, 2013 and 2014. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2015, and the results of operations and cash flows for the nine-month periods ended September 30, 2015 and 2014, have been made.

The preparation of condensed combined interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed combined interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group evaluates its estimates and judgments including those related to: the fair value of stock based compensation; the useful lives and recoverability of equipment and leasehold improvements; the carrying value of receivables from customers; the determination of the liabilities for uncertain tax positions; and the valuation allowance for deferred income tax assets.

Translations of amounts from RMB into USD for the convenience of the reader have been calculated at the exchange rate of RMB6.3556 per USD1.00 on September 30, 2015, the last business day for the period ended 30 September, 2015, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate. The USD convenience translation is not required under U.S. GAAP.

2. FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

2. FAIR VALUE MEASUREMENTS (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
• Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
• Level 3:	Unobservable inputs for the asset or liability.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

A description of the valuation techniques applied to the Group's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Derivative Contracts.    Derivatives that are actively traded are valued based on quoted prices from the exchanges and are categorized in level 1 of the fair value hierarchy.

Available-for-sale investments.    Available-for-sale investments include wealth management products issued by banks and money market funds, which are valued based on prices per units quoted by issuers. They are categorized in level 2 of the fair value hierarchy.

Risk and return transfer contracts.    Risk and return transfer contracts are valued based on the quoted prices of spot commodity contracts entered by the Group with its customers and the fair value of unsettled receivables or payables under the contracts. They are categorized in level 2 of the fair value hierarchy.

The following table presents the Group's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

At September 30, 2015

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Derivative assets	—	5,901	—	5,901
Available-for-sale investments	—	—	—	—

Total	—	5,901	—	5,901

Derivative liabilities	—	21,699	—	21,699

Total	—	21,699	—	21,699

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

2. FAIR VALUE MEASUREMENTS (Continued)

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

Certain financial instruments that are not carried at fair value on the condensed combined balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial instruments include cash, deposits with clearing organizations, other financial assets (amounts due from related parties, receivables from customers, and deposits and others) and other financial liabilities (accounts payables, and customer rebates payable).

3. DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits with clearing organizations represent the amount placed in the depository accounts at the custodian banks of the Exchanges.

In accordance with the Exchanges requirements, the Group is required to enter into a tri-party depositary service agreement with the Exchanges and the designated custodian bank in order to be eligible for trading. As the counterparty to the customer trades, the Group is required to place deposits with the custodian banks to meet the minimum deposit requirements. Such amount placed at the custodian banks to meet the deposit requirements is restricted from withdrawal.

4. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

		September 30, 2015
	December 31, 2014
			USD (Note 1)
	RMB	RMB
Electronic equipment	20,389	23,403	3,682
Office equipment	2,563	3,053	480
Motor vehicles	6,147	6,147	967
Leasehold improvements	12,896	12,894	2,029

Total equipment and leasehold improvements	41,995	45,497	7,158

Less: accumulated depreciation	(18,343)	(25,905)	(4,075)

Equipment and leasehold improvements, net	23,652	19,592	3,083

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

5. OTHER ASSETS

		September 30, 2015
	December 31, 2014
			USD (Note 1)
	RMB	RMB
Receivables from customers	104	805	127
Prepayment to suppliers	5,117	10,148	1,597
Physical commodities held for trading — raw silver	—	10,979	1,727
Silver products	4,711	4,454	701
Acquired software	1,861	3,501	551
Value-added-tax refund receivable	31,016	6,236	981
Expense advances to employees	392	1,716	270
Deposits and others	13,408	14,536	2,287

Total	56,609	52,375	8,241

6. OTHER LIABILITIES

		September 30, 2015
	December 31, 2014 RMB	RMB	USD (Note 1)
Customer rebates payable	19,067	10,488	1,650
Advance from customers	—	8,215	1,293
Taxes and surcharges payable	30,660	6,540	1,029
Other accrued expenses	2,077	137	21

Total	51,804	25,380	3,993

7. DERIVATIVES

Under the trading rules of the Exchanges, the Group is required to accept the customers' trades and to serve as the counterparty to the customers' trades. That is, when a customer places a trade for a long or short position on a spot commodity contract, the Group takes the corresponding opposite short or long position on that contract.

According to the Exchanges' trading and settlement rules, if a customer does not close its spot commodity contracts at the end of the trading day, any profit or loss resulting from holding such contract during this trading day is deposited into or withdrawn from the customer's trading deposit account (variation margin) on a daily basis by the custodian bank according to the clearing instruction given by the Exchanges, as if the position had been closed. The corresponding loss or profit arising from customer driven transactions is

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

7. DERIVATIVES (Continued)

withdrawn from or deposited into the Group's trading deposit account. In effect, the contract price of the open position is re-set to the ending spot price at the end of each day with the ending spot price carried forward to the next trading day.

Variation margin payment is considered a settlement of the spot commodity contract for accounting purposes since the contractual rights to cash has been transferred to the Group and the customer's receipt of the variation margin payment from the Group meets the criteria in ASC 405-20-40 for extinguishment of a liability. Therefore the payment or receipt of the variation margin reduces the derivative asset or liability to zero at the end of each day. Accordingly, at the end of December 31, 2014 and September 30, 2015, the derivative asset and liability of the Group's spot commodity contracts with customers and special members are nil.

The Group also traded commodity future contracts through Shanghai Futures Exchange for which there was no requirement for daily cash settlement of variation margin.

As of September 30, 2015, the majority of the underlying of the open spot commodity contracts is silver.

Notional amount of open spot commodity contracts is calculated based on the closing spot price of the underlying commodities and the quantity specified in the contract. The notional amount and fair value of derivatives as at September 30 are set out as follows:

	September 30 2015,
		Fair Value
	Notional amount RMB	Derivative assets RMB	Derivative liabilities RMB
Spot commodity contracts
— Long position	2,078,174	—	—
— Short position	2,135,245	—	—
Risk and return transfer contracts	4,213,419	5,901	21,699

Total (RMB)	8,426,838	5,901	21,699

The Group is exposed to market risk relating to spot commodity contracts since their fair values fluctuate as a result of changes in market price of commodities. As of September 30, 2015, the Group's open short positions on spot commodity contracts expose the Group to losses beyond the notional amount of the contracts. As of September 30, 2015, the maximum exposure to losses of the Group's open long positions on spot commodity contracts is the notional amount of the contracts. The Group's maximum risk exposure on these contracts is partially reduced by the Exchanges' force liquidation of open positions held by the Group if the price movements of the contracts result in the minimum margin requirements not being maintained.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

7. DERIVATIVES (Continued)

On September 30, 2015, Rong Jin Hui Yin and Jin Xiang Yin Rui entered into risk and return transfer agreements with an independent third party fund, pursuant to which gains or losses arising from exchange-traded spot commodity contracts with customers are transferred to and absorbed by the third party fund. The amount payable to or amount receivable from the third party fund is settled on a monthly basis. The terms of the risk and return transfer agreements cover the period from August 23, 2015 to August 22, 2020 for Rong Jin Hui Yin, and from August 23, 2015 to October 1, 2020 for Jin Xiang Yin Rui.

Effectively, the risk and return transfer arrangement is an offer from the third party fund to accept the risk on all Rong Jin Hui Yin and Jin Xiang Yin Rui's future customer-driven spot commodity contracts during the contract periods at the market value at the moment they are entered into.

In guarantee of payments due under these agreements, the third party fund shall maintain a net asset value of not less than 100% of the aggregate minimum deposits the Group needs to place with the Exchanges. The third party fund has placed its entire capital in a designated bank account under joint administration of the third party fund and the Group, and the third party fund cannot withdraw or make transfers from the bank account without the Group's approval. If the net asset value falls below 70%, the third party fund is required to restore it to 100%. As at September 30, 2015, the net asset value of the third party fund is RMB 316.0 million.

8. PAID-IN CAPITAL

As of December 31, 2014 and September 30, 2015, paid-in-capital in the condensed combined balance sheets represented the combined contributed capital of the following entities. All of the following entities are limited liability companies under PRC law. Such companies do not issue shares, but have registered capital, method and amount of capital contributions and rights and obligations of the investors are established in the articles of association of each company.

	December 31, 2014	September 30, 2015
	RMB	RMB	USD
			(Note 1)
Rong Jin Hui Yin	100,000	100,000	15,734
Jin Xiang Yin Rui	20,000	20,000	3,147
Yin Tian Xia Technology	5,000	5,000	787
Yintech Enterprise Co., Ltd	—	—	—

Total	125,000	125,000	19,668

9. ADDITIONAL PAID-IN CAPITAL

As of December 31, 2014 and September 30, 2015, the additional paid-in capital in the condensed combined balance sheets represented the Combined Entities' costs of equity-settled employee share-based compensation, and the imputed interest for non-interest bearing loans and borrowings with related parties.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

10. RETAINED EARNINGS

Pursuant to the Company Law of the PRC, each of the PRC entity is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. Statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses, or converted into capital of the company. As at September 30, 2015, the statutory reserve of the Combined Entities amounted to RMB 13.25 million.

During the nine-months period ended September 30, 2015, the Board of Directors of the Combined Entities announced and distributed RMB 665 million cash dividend.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Before tax amount RMB	Tax (expense) or benefit RMB	Net-of-tax amount RMB
Balance at January 1, 2015	—	—	—

Other comprehensive income before reclassification	7,415	(1,854)	5,561
Amounts reclassified from accumulated other comprehensive income	(7,415)	1,854	(5,561)

Balance at September 30, 2015	—	—	—

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale investments upon their sales, which were then recorded in "Trading gains / (losses), net" in the condensed combined statements of comprehensive income.

12. COMMISSIONS AND FEES

	Nine Months ended September 30,
	2014 RMB	2015 RMB	2015 USD (Note 1)
Spread fees	416,516	548,388	86,284
Trading commissions, net	113,572	151,584	23,850
Overnight fees, net	66,695	69,286	10,902

Total	596,783	769,258	121,036

Spread fees are earned based on the quantity of the underlying commodities of the customer's trades. The amount of the spread fees for each type of spot commodity contract is fixed and set by the Exchanges and varies by commodity types. Trading commissions are generated based on the notional trading transaction

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

12. COMMISSIONS AND FEES (Continued)

value of the customers at the opening and closing of a position. Overnight fees are generated from customers who hold a long or short position overnight to the next trading day. The spread fees, standard trading commission rate and standard overnight fee rate for each commodity are determined by the Exchanges where such spot commodity contract is traded. The spread fees, trading commissions and overnight fees are settled on a daily basis.

Cash rebates are offered to customers on the trading commissions and overnight fees. The cash rebates are determined by the Group on an individual customer basis and paid monthly. The rebates are deducted from the gross trading commission or overnight fees. Total customer rebates recognized during the nine-months period ended September 30, 2014 and 2015 were RMB 130.45 million and RMB 126.21 million, respectively. As at September 30, 2015, outstanding customer rebates payable was RMB 10.49 million.

13. TRADING GAINS / (LOSSES)

Trading gains / (losses) consists of realized and unrealized gains / (losses) from exchange-traded spot commodity contracts with customers and special members, risk and return transfer arrangements, and commodity future contracts, the realized gains / (losses) from trading of physical commodities and the sale of AFS investments, all represented on a net basis.

Commencing August 23, 2015, the Group's gains / (losses) arising from exchange-traded spot commodity contracts with customers are transferred to, and absorbed by the third party fund. Fair value movements on the risk and reward transfer agreement are recognised as trading gains / (losses). Settlements are made on a monthly basis.

The following table presents trading gains / (losses) for the periods ended September 30:

	Nine Months ended September 30,
	2014 RMB	2015 RMB	2015 USD (Note 1)
Spot commodity contracts	120,048	172,559	27,151
Risk and return transfer arrangement	—	(15,798)	(2,486)
Commodity future contracts	(48)	490	78
Trading of physical commodities	464	632	99
Available-for-sale investments	1,109	7,415	1,166

Total	121,573	165,298	26,008

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

14. OTHER REVENUES

	Nine Months ended September 30,
	2014 RMB	2015 RMB	2015 USD (Note 1)
Sales of application services	13,040	8,122	1,278
Sales of silver products	1,723	2,454	386
Awards from the Exchanges	—	24,428	3,844
Government grants and others	3,753	10,593	1,666

Total	18,516	45,597	7,174

During the nine-month period ended September 30, 2015, the Group received cash awards of RMB 24.43 million from the Exchanges based on customer trading volume of the Group. Awards from the Exchanges are recognized when there is reasonable assurance that they will be received and amounts can be reasonably estimated.

The government grants are non-recurring in nature and there is no assurance that the Group will continue to receive such government grants in the future.

15. ADVERTISING AND PROMOTION

	Nine Months ended September 30,
	2014 RMB	2015 RMB	2015 USD (Note 1)
Advertising expenses	131,181	167,598	26,370
Sales agent expenses	105,818	—	—

Total	236,999	167,598	26,370

The sales agent expenses incurred in 2014 are related to fees paid to external sales agent companies for their customer development services on Tianjin Precious Metals Exchange. Such arrangements were terminated in June 2014, and the Group established and used its own in-house sales team for customer development on Tianjin Precious Metals Exchange since then.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

16. INCOME TAXES

Each of the Combined Entities files separate tax returns in the PRC. Effective from 1 January, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax ("CIT") Law which was passed by the National People's Congress on 1 January, 2008.

Yin Tian Xia Technology, was granted the "qualified software enterprise" status in 2013 and is eligible for an income tax exemption for the first two years from the year in which it starts making profit, i.e. January 1, 2013 to December 31, 2014, and entitled to the preferential income tax rate of 12.5% from January 1, 2015 to December 31, 2017.

As a result, the effective income tax rate for the nine-month period ended September 30, 2014 and 2015 differs from the PRC statutory income tax rate of 25%.

17. EQUITY SETTLED SHARE-BASED TRANSACTIONS

Win Yin granted stock options and restricted share units (the "RSUs") on Win Yin's shares to employees of the Combined Entities. Compensation cost related to the grant of the share options and RSUs are recorded by the individual Combined Entities with a corresponding credit to equity, representing Founding Shareholders' capital contribution.

Pursuant to the Reorganization completed on November 18, 2015, Yintech became the holding company of the Combined Entities. In connection with the Reorgnization, Yintech issued stock options and RSUs on its shares to the Group's employees as replacement of the stock options and RSUs issued by Win Yin. The terms and conditions of the stock options and RSUs, such as vesting and exercisability, remain the same.

Set forth below is information with respect to the stock options and RSUs granted by Win Yin.

(a)   Stock option:

Stock option activity during the period ended September 30, 2015 indicated is as follows:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term
Balance at January 1, 2015	83,296,000	USD	0.163	6.67
Granted	—		—	—
Exercised	—		—	—
Forfeited	(3,177,500)	USD	0.163	7.17
Expired	—		—	—
Balance at September 30, 2015	80,118,500	USD	0.163	5.87

Exercisable at September 30, 2015	—		—	—

At September 30, 2015, there was RMB 24.10 million of total unrecognized compensation cost related to unvested stock options granted by Win Yin. That cost is expected to be recognized over a weighted average period of 1.69 years. During the period ended September 30, 2015, total compensation cost recognized in earnings is RMB 23.31 million.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

17. EQUITY SETTLED SHARE-BASED TRANSACTIONS (Continued)

(b)   Restricted share units

On January 15, 2015 (the "Grant Date"), Win Yin granted a total of 12,665,000 restricted share units ("RSUs") to certain directors, eligible person and employees. The RSUs will be vested during the vesting period, subject to the fulfillment of certain operational and/or financial performance targets as set by the Board that are probable of being met. Upon vesting, each RSU shall be entitled to the transfer or issue of one ordinary share in the share capital of Win Yin.

The fair value of RSUs at the Grant Date is RMB 23.40 million. As of September 30, 2015, there was RMB 11.39 million of total unrecognized compensation cost related to unvested RSUs granted by Win Yin. That cost is expected to be recognized over a weighted average period of 1.68 years.

18. RELATED PARTY TRANSACTIONS

Amount due from related parties consists of:

			September 30, 2015
	Note	December 31, 2014 RMB	RMB	USD (Note 1)
Loans to related parties	(a)	7,000	—	—
Accounts receivable from related parties	(b)	1,800	1,101	173

Total		8,800	1,101	173

(a)
Loans

In 2014, the Group extended non-interest bearing loans to certain Founding Shareholders or entities controlled by these Founding Shareholders. These lending with related parties, are unsecured, interest free and have no fixed repayment terms. The remaining loan balances of RMB 7.00 million as at December 31, 2014 were subsequently repaid in May 2015.

During the nine months period ended September 30, 2015, an imputed interest income of RMB 0.16 million was recorded as a reduction to additional paid-in capital based on the tenor of the loans and the effective interest rate with reference to the basic lending rate published by the People's Bank of China.

During the nine months period ended September 30, 2014, an imputed interest income of RMB 0.05 million and imputed interest expense of RMB 0.28 million were recorded as a reduction to and addition to additional paid-in capital based on the length of the loans or borrowings and the effective interest rate with reference to the basic lending rate published by the People's Bank of China, respectively.

(b)
Other related party transactions

In 2014, Yin Tian Xia Technology sold application service totaling RMB 1.80 million to entities wholly owned by the Founding Shareholders. The amount was received in 2015.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

18. RELATED PARTY TRANSACTIONS (Continued)

During the nine months ended September 30, 2015, Yin Tian Xia Technology sold application service totaling RMB 7.83 million to entities wholly owned by the Founding Shareholders. Yin Tian Xia Products sold silver products totaling RMB 0.33 million to entities wholly owned by the Founding Shareholders. As at September 30, 2015, the unsettled receivable was RMB 1.10 million.

19. SUBSEQUENT EVENTS

Management has considered subsequent events through December 18, 2015, which was the date these unaudited condensed combined interim financial statements were issued.

Reorganization

Yintech was established in the Cayman Islands on November 4, 2015 as an exempted company with limited liability under Companies Law (2011 Revision) (as combined and revised) of the Cayman Islands. Authorized share capital of Yintech is USD 0.03 million, or 3,000,000,000 authorized shares with a par value of USD 0.00001 each. 1,000,000,000 shares were issued to Founding Shareholders at par value, equivalent to ordinary share capital of USD 0.01 million.

In November 2015, Yintech acquired Yintech Enterprise Co.,Ltd. and its subsidiaries from Win Yin at USD1. As a result, Yintech became the holding company of Yintech Enterprise Co.,Ltd., Yintech Enterprise (HK) Co.,Ltd, and Qian Zhong Su.

Also in November 2015, Qian Zhong Su acquired Rong Jin Hui Yin, Jin Xiang Yin Rui and Yin Tian Xia Technology, and their subsidiaries from Shanghai Long Jin Co., Ltd. ("Long Jin"), a wholly owned subsidiary of Win Yin, at RMB 107.26 million, which was subsequently settled in December 2015 through the shareholder loan as described below.

These acquisitions, as part of the Reorganization, were completed on November 18, 2015.

Shareholder loans

On December 14, 2015, a shareholder loan of USD 39.39 million was extended to Yintech by Founding Shareholders to increase the working capital of Yintech. On the same date, the loan was waived in full by the Founding Shareholders and USD 39.39 million was recorded as additional paid-in capital of Yintech.

On December 15, 2015, a shareholder loan of RMB 108.88 million was extended by Mr. Chen Wenbin to Qian Zhong Su. On December 16, Qian Zhong Su paid RMB 107.26 million to Long Jin to settle the consideration of the acquisitions involved in the Reorganization.

Stock options and RSUs

In connection with the Reorganization, Yintech issued stock options and RSUs on its shares to the Group's employees as replacement of the stock options and RSUs issued by Win Yin. The terms and conditions of the stock options and RSUs, such as vesting and exercisability, remain the same.

Dividend distribution

On November 1, 2015, the Board of Directors of Yin Tian Xia Technology announced RMB167 million of cash dividend to Long Jin.

Entities incorporated or acquired subsequent to September 30, 2015

On November 16, 2015, Qian Zhong Su acquired 100% equity interest in Guangdong Sheng Ding Precious Metal Management Co., Ltd. from third parties at net asset value of RMB 10 million.

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

19. SUBSEQUENT EVENTS (Continued)

In November and December 2015, respectively, the Group has established Shanghai Jin Dou Information Technology Co., Ltd. and Shanghai Jin Yi Information Technology Co., Ltd., to carry out business on Shanghai Gold Exchange. The Group has also established other additional BVI and Hong Kong subsidiaries under Yintech for future business activities.

Pro forma financial information

As the Reorganization and dividend distribution triggered pro forma reporting requirements, a pro forma condensed consolidated balance sheet of Yintech and its subsidiaries as of September 30, 2015, and a pro forma condensed consolidated statement of cash flow of Yintech and its subsidiaries for the nine months period ended September 30, 2015, have been presented alongside the historical condensed combined balance sheet and condensed combined statement of cash flow. The pro forma financial information is to reflect the impact of the Reorganization, shareholder loans and dividend distribution happened subsequent to September 30, 2015 as if they had taken place on September 30, 2015.

Pursuant to the Reorganization, the paid-in capital is eliminated in the pro forma condensed consolidated balance sheet to reflect the legal capital of Yintech (par value of ordinary shares and additional paid-in capital). As the Combined Entities have identical ultimate ownership both prior to and following the Reorganization, assets and liabilities of the Combined Entities are presented at carry over basis in the pro forma condensed consolidated balance sheet. The functional currency of Yintech is USD and the pro forma financial information is reported in RMB.

Pro forma condensed consolidated balance sheet

	September 30, 2015 RMB	Pro forma September 30, 2015 RMB
Cash	268,039	520,070
Others	224,424	224,424

Total assets	492,463	744,494

Dividend payable	—	166,876
Amount due to related parties	—	108,880
Others	166,249	166,249

Total liabilities	166,249	442,005

Ordinary shares, USD 0.00001 par value. Authorized 3,000,000,000 shares; issued and outstanding 1,000,000,000 shares	—	64
Paid-in capital	125,000	—
Additional paid-in capital	30,711	281,058
Retained earnings	170,503	21,367
Accumulated other comprehensive income	—	—

Total shareholders' equity	326,214	302,489

Total liabilities and shareholders' equity	492,463	744,494

OPERATING ENTITIES OF YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS (Continued)

(Amounts in thousands)

19. SUBSEQUENT EVENTS (Continued)

Pro forma condensed consolidated statement of cash flow

	Nine months ended September 30, 2015 RMB	Pro forma Nine months ended September 30, 2015 RMB
Cash flows from operating activities:
Net cash provided by operating activities	487,199	487,199

Cash flows from investing activities:
Net cash provided by investing activities	362,306	362,306

Cash flows from financing activities:
Proceeds from capital contribution	—	250,411
Proceeds from shareholder loans	—	108,880
Cash Paid for reorganization	—	(107,260)
Dividends paid	(665,000)	(665,000)

Net cash used in financing activities	(665,000)	(412,969)

Net increase (decrease) in cash	184,505	436,536
Cash — beginning of period	83,534	83,534

Cash — end of period	268,039	520,070

Pro forma earnings per shares

The following table sets forth the computation of pro forma basic and diluted earnings per share for the nine-months ended September 30, 2014 and 2015, for which the basic weighted average number of ordinary shares are based on the 1,000,000,000 ordinary shares issued by Yintech upon the consummation of the Reorganization on November 18, 2015, as if those shares were issued as of the earliest date presented.

	Nine Months ended September 30,
	2014 RMB	2015 RMB	2015 USD (Note 1)
Net Income	253,856	354,877	55,835
Pro forma basic weighted average number of ordinary shares outstanding	1,000,000,000	1,000,000,000	1,000,000,000
Pro forma effect of dilutive share options and RSUs	8,095,820	48,856,117	48,856,117

Pro forma dilutive weighted average number of ordinary shares	1,008,095,820	1,048,856,117	1,048,856,117

Pro forma basic earnings per share	0.25	0.35	0.06
Pro forma diluted earnings per share	0.25	0.34	0.06

Yintech Investment Holdings Limited

American Depositary Shares
Representing                      Ordinary Shares

PROSPECTUS

Jefferies

                              , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-IPO memorandum and articles of association, which will become effective immediately prior to completion of this offering, to the fullest extent permissible under Cayman Islands law, every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, otherwise than by reason of such person's own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Pursuant to the indemnification agreement, the form of which is filed as Exhibit                         to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7    RECENT SALES OF UNREGISTERED SECURITIES

        During the past three years, we have issued and sold the securities listed below without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions or under Regulation D under the Securities Act, Rule 701 under the

Securities Act, Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in any of these issuances.

Purchaser	Date of issuance	Type and number of securities	Consideration (US$)
Coreworth Investments (BVI)	November 4, 2015	400,000,000 ordinary shares(1)	4,000
Rich Horizon Investments (BVI)	November 4, 2015	300,000,000 ordinary shares(1)	3,000
Harmony Creek Investments (BVI)	November 14, 2015	300,000,000 ordinary shares(1)	3,000
Certain employees	November 18, 2015	Options to purchase 36,771,900 ordinary shares(2)	Exercise price at US$0.163 per share
Certain employees	November 18, 2015	Options to purchase 46,524,100 ordinary shares(3)	Exercise price at US$0.163 per share
Certain employees	November 18, 2015	12,665,000 restricted share units(4)	Service to our Company

Notes:

(1)
Represents shares issued by Yintech after its incorporation on November 4, 2015. All the ordinary shares issued to Harmony Creek Investments (BVI) were transferred from Fortune State Investments Limited (BVI), both of which are wholly owned holding companies of Mr. Ming Yan, on November 14, 2015.

(2)
Represents options granted to our officers, employees and business associates under our Amended and Restated 2013 Share Scheme adopted on November 18, 2015, which replaced the original 2013 Share Scheme adopted on December 17, 2014.

(3)
Represents options granted to our officers, employees and business associates under our Amended and Restated 2014 Share Scheme adopted on November 18, 2015, which replaced the original 2014 Share Scheme adopted on December 17, 2014.

(4)
Represents restricted share units granted to our employees and business associates under our Amended and Restated Pre-IPO RSU Scheme adopted on November 18, 2015, which replaced the original Pre-IPO RSU Scheme adopted on January 13, 2015.

ITEM 8    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)
Exhibits

        See Exhibit Index beginning on page II-6 of this registration statement.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our combined financial statements or the notes thereto.

ITEM 9    UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                         , on                        , 2016.

YINTECH INVESTMENT HOLDINGS LIMITED
By:
	Name:	Wenbin Chen
	Title:	Chairman of Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                        , and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement on Form F-1 (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Wenbin Chen	Chairman of Board of Directors and Chief Executive Officer (Principal Executive Officer)
Ming Yan	Director
Ningfeng Chen	Director
Jingbo Wang	Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

        Under the Securities Act, the undersigned, the duly authorized representative in the United States of Yintech Investment Holdings Limited, has signed this registration statement or amendment thereto in                        , on                        , 2016.

Authorized U.S. Representative
By:
Name:
	Title:	Service of Process Officer

YINTECH INVESTMENT HOLDINGS LIMITED

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.1†		Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)
4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2	*	Registrant's Specimen Certificate for Ordinary Shares
4.3	*	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts
5.1	*	Opinion of Walkers regarding the validity of the ordinary shares being registered
8.1	*	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters
8.2	*	Opinion of Walkers regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.3	*	Opinion of King & Wood Mallesons regarding certain PRC tax matters
10.1†		Amended and Restated 2013 Share Option Scheme
10.2†		Amended and Restated 2014 Share Option Scheme
10.3†		Amended and Restated Pre-IPO RSU Scheme
10.4	*	Form of Indemnification Agreement entered into among the Registrant and its directors and officers
10.5		Employment Agreements entered into between the Registrant and Executive Officers of the Registrant
10.6†		English Translation of Membership Agreement between the Tianjin Precious Metals Exchange and Tianjin Rong Jin Hui Yin Precious Metal Management Co., Ltd.
10.7†		English Translation of Membership Agreement between the Guangdong Precious Metals Exchange and Guangdong Jin Xiang Yin Rui Precious Metal Management Co., Ltd.
10.8†		English Translation of Risk Disclosure and Trading Agreement between the Guangdong Precious Metals Exchange and Guangdong Jin Xiang Yin Rui Precious Metal Management Co., Ltd.
10.9		English Translation of Risk and Return Transfer Agreements with Pan Hou Wei Ran — PHC Commodity Equity Interest Swap Fund No. 1
10.10		English Translation of Supplemental Risk and Return Transfer Agreements with Pan Hou Wei Ran — PHC Commodity Equity Interest Swap Fund No. 1
10.11		English Translation of Risk and Return Transfer Execution Guarantee Agreement with Pan Hou Wei Ran — PHC Commodity Equity Interest Swap Fund No. 1
21.1†		Subsidiaries of the Registrant
23.1†		Consent of KPMG Huazhen LLP, an independent registered public accounting firm

Exhibit Number		Description of Document
23.2	*	Consent of Walkers Global (included in Exhibit 5.1)
23.3	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.1)
23.4	*	Consent of King & Wood Mallesons (included in Exhibit 99.2)
24.1	*	Powers of Attorney (included on the signature page)
99.1	*	Code of Business Conduct and Ethics of the Registrant
99.2	*	Opinion of King & Wood Mallesons regarding certain PRC law matters (included in Exhibit 8.3)
99.3	*	Consent of Euromonitor International Limited
99.4		Registrant's Waiver Request and Representations

Note:

*
To be filed by amendment.

†
Previously filed.